FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated October 28, 2011

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Index

Identification
Capital Stock Breakdown	1
Individual FS
Balance Sheet Assets	2
Balance Sheet Liabilities	3
Statement of Income	4
Statement of Comprehensive Income	5
Statement of Cash Flows	6
Statement of Changes in Shareholders' Equity
Statement of Changes in Shareholders' Equity - from 01/01/2011 to 09/30/2011	7
Statement of Changes in Shareholders' Equity - from 01/01/2010 to 09/30/2010	8
Statement of Added Value	9
Consolidated FS
Balance Sheet Assets	10
Balance Sheet Liabilities	11
Statement of Income	12
Statement of Comprehensive Income	13
Statement of Cash Flows	14
Statement of Changes in Shareholders' Equity
Statement of Changes in Shareholders' Equity - from 01/01/2011 to 09/30/2011	15
Statement of Changes in Shareholders' Equity - from 01/01/2010 to 09/30/2010	16
Statement of Added Value	17
Management Report / Comments on the Performance	18
Explanatory Notes	48
Other Relevant Information to the Company	121
Declarations and Opinion
Report of Special Review	122
Opinion from Fiscal Council	124
Opinion from Executive Board on the Quartely Information	125

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Identification / Capital Stock Breakdown

Number of shares	Current Quarter
(Units)	09/30/2011
Paid-in Capital
Common	872,473,246
Preferred	0
Total	872,473,246
Treasury shares
Common	3,139,512
Preferred	0
Total	3,139,512

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Individual FS / Balance Sheet Assets
(in thousands of Brazilian Reais)

		Current Quarter	Previous Year
Account Code	Account Description	09/30/2011	12/31/2010
1	Total Assets	21,374,411	18,892,303
1.01	Current Assets	4,929,179	4,093,850
1.01.01	Cash and Cash Equivalents	94,006	211,159
1.01.02	Marketable Securities	857,384	622,130
1.01.02.01	Financial Investments Evaluated at Fair Value	857,384	622,103
1.01.02.01.01	Held for Trading	856,036	620,424
1.01.02.01.02	Available for Sale	1,348	1,679
1.01.02.02	Marketable Securities Evaluated at Amortized Cost	-	27
1.01.03	Trade Accounts Receivable and Other Receivables	1,253,675	1,116,458
1.01.03.01	Trade Accounts Receivable	1,220,090	1,086,943
1.01.03.02	Notes Receivable	33,585	29,515
1.01.04	Inventories	1,170,316	879,841
1.01.05	Biological Assets	597,634	434,212
1.01.06	Recoverable Taxes	540,072	471,367
1.01.08	Other Current Assets	416,092	358,683
1.01.08.01	Non-current Assets Held for Sale	5,985	3,226
1.01.08.03	Other	410,107	355,457
1.01.08.03.01	Equity Interest Receivable	277,717	179,967
1.01.08.03.02	Other Financial Assets	4,605	87,447
1.01.08.03.03	Other	127,785	88,043
1.02	Non-current Assets	16,445,232	14,798,453
1.02.01	Non-current Assets	1,750,746	1,400,225
1.02.01.03	Trade Accounts Receivable and Other Receivables	81,955	100,086
1.02.01.03.01	Trade Accounts Receivable	3,476	6,950
1.02.01.03.02	Notes Receivable	78,479	93,136
1.02.01.05	Biological Assets	170,211	159,022
1.02.01.06	Deferred Taxes	786,750	556,837
1.02.01.08	Receivables from Related Parties	5,382	6,166
1.02.01.09	Other Non-current Assets	706,448	578,114
1.02.01.09.03	Judicial Deposits	105,852	93,025
1.02.01.09.04	Recoverable Taxes	465,315	464,424
1.02.01.09.05	Other	135,281	20,665
1.02.02	Investments	9,718,454	8,674,306
1.02.02.01	Investments	9,718,454	8,674,306
1.02.02.01.01	Equity in Affiliates	5,426	5,699
1.02.02.01.02	Interest on wholly-owned subsidiaries	9,712,094	8,667,673
1.02.02.01.04	Other	934	934
1.02.03	Property, Plant and Equipment, net	3,348,566	3,134,634
1.02.03.01	Property, Plant and Equipment in Operation	3,091,149	2,988,783
1.02.03.02	Property, Plant and Equipment Leased	29,587	8,286
1.02.03.03	Property, Plant and Equipment in Construction	227,830	137,565
1.02.04	Intangible	1,627,466	1,589,288
1.02.04.01	Intangible	1,627,466	1,589,288
1.02.04.01.02	Software	101,229	63,968
1.02.04.01.03	Goodwill	1,520,488	1,520,488
1.02.04.01.04	Other	5,749	4,832

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Individual FS / Balance Sheet Liabilities
(in thousands of Brazilian Reais)

Account		Current Quarter	Previous Year
Code	Account Description	09/30/2011	12/31/2010
2	Total Liabilities	21,374,411	18,892,303
2.01	Current Liabilities	4,780,815	3,305,635
2.01.01	Social and Labor Obligations	47,871	87,601
2.01.01.01	Social Obligations	5,812	45,599
2.01.01.02	Labor Obligations	42,059	42,002
2.01.02	Trade Accounts Payable	1,066,734	1,098,375
2.01.02.01	Domestic Suppliers	1,030,746	1,060,671
2.01.02.02	Foreign Suppliers	35,988	37,704
2.01.03	Tax Obligations	57,475	68,868
2.01.03.01	Federal Tax Obligations	12,692	29,761
2.01.03.02	State Tax Obligations	44,261	38,568
2.01.03.03	Municipal Tax Obligations	522	539
2.01.04	Short Term Debts	1,592,650	913,517
2.01.04.01	Short Term Debts	1,592,650	913,517
2.01.04.01.01	Local Currency	1,030,931	661,698
2.01.04.01.02	Foreign Currency	561,719	251,819
2.01.05	Other Obligations	1,732,077	971,880
2.01.05.01	Liabilities with Related Parties	1,205,475	560,700
2.01.05.01.04	Other Liabilities with Related Parties	1,205,475	560,700
2.01.05.02	Other	526,602	411,180
2.01.05.02.01	Dividends Payable and Interest on Shareholders' Equity	2,654	193,098
2.01.05.02.04	Other Financial Liabilities	334,382	80,488
2.01.05.02.05	Management and Employees Profit Sharing	117,835	80,349
2.01.05.02.07	Other Obligations	71,731	57,245
2.01.06	Provisions	284,008	165,394
2.01.06.01	Provisions for Tax, Civil and Labor Risks	64,757	43,853
2.01.06.01.01	Tax Provisions	13,389	8,094
2.01.06.01.02	Labor and Social Security Provisions	39,121	32,339
2.01.06.01.04	Provision for Civil Risk	12,247	3,420
2.01.06.02	Other Provisons	219,251	121,541
2.01.06.02.04	Provisions for Vacations & Christmas bonuses	219,251	121,541
2.02	Non-current Liabilities	2,419,391	1,957,701
2.02.01	Long-term Debt	1,144,133	1,314,878
2.02.01.01	Long-term Debt	1,144,133	1,314,878
2.02.01.01.01	Local Currency	728,921	702,960
2.02.01.01.02	Foreign Currency	415,212	611,918
2.02.02	Other Obligations	575,204	25,999
2.02.02.02	Other	575,204	25,999
2.02.02.02.05	Other Liabilities with Related Parties	556,320	0
2.02.02.02.06	Other Obligations	18,884	25,999
2.02.03	Deferred Taxes	293,324	303,105
2.02.04	Provisions	406,730	313,719
2.02.04.01	Provisions for Tax, Civil and Labor Risks	281,153	203,316
2.02.04.01.01	Tax Provisions	264,203	174,563
2.02.04.01.02	Labor and Social Security Provisions	0	5,802
2.02.04.01.04	Provision for Civil Risk	16,950	22,951
2.02.04.02	Other Provisons	125,577	110,403
2.02.04.02.04	Provisions for Employee Benefits	125,577	110,403
2.03	Shareholders' Equity	14,174,205	13,628,967
2.03.01	Paid-in Capital	12,460,471	12,460,471
2.03.02	Capital Reserves	2,369	68,614
2.03.02.01	Costs of Shares Issuance	62,767	62,767
2.03.02.04	Granted Options	16,920	6,586
2.03.02.05	Treasury Shares	-67,917	-739
2.03.02.07	Gain on Disposal of Shares	2,823	0
2.03.02.08	Goodwill on Acquisition of Non-controlling Entities	-12,224	0
2.03.04	Profit Reserves	1,064,688	1,064,688
2.03.04.01	Legal	111,215	111,215
2.03.04.02	Statutory	953,473	953,473
2.03.05	Accumulated Earning	954,056	0
2.03.08	Other Comprehensive Income	-307,379	35,194
2.03.08.01	Derivative Financial Intrument	-248,363	62,078
2.03.08.02	Financial Instrument (Available for Sale)	-4,247	1,516
2.03.08.03	Equity on Other Comprehensive Income from subsidiaries	10,782	11,483
2.03.08.04	Actuarial Losses	-65,551	-39,883

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Individual FS / Statement of Income
(in thousands of Brazilian Reais)

			Accumulated Current	Equal Quarter of	Accumulated Previous
		Current Quarter	Year	Previous Year	Year
Account		07/01/2011 to	01/01/2011 to	07/01/2010 to	01/01/2010 to
Code	Account Description	09/30/2011	09/30/2011	09/30/2010	09/30/2010
3.01	Net Sales	3,192,543	9,219,175	2,796,817	7,945,476
3.02	Cost of Sales	-2,541,214	-7,401,192	-2,236,784	-6,489,738
3.03	Gross Profit	651,329	1,817,983	560,033	1,455,738
3.04	Operating Income (Expenses)	-95,263	-364,760	-315,466	-857,862
3.04.01	Sales	-423,313	-1,129,550	-364,509	-1,008,720
3.04.02	General and Administrative	-63,959	-176,632	-57,441	-159,539
3.04.04	Other Operating Income	6,320	26,242	728	7,966
3.04.05	Other Operating Expenses	-161,481	-332,138	-44,811	-143,873
3.04.06	Equity Pick Up	547,170	1,247,318	150,567	446,304
3.05	Profit before Financial and Tax Results	556,066	1,453,223	244,567	597,876
3.06	Financial Results	-291,420	-306,279	-3,033	-196,069
3.06.01	Financial Income	67,536	216,551	126,482	510,033
3.06.02	Financial Expenses	-358,956	-522,830	-129,515	-706,102
3.07	Income before Taxes	264,646	1,146,944	241,534	401,807
3.08	Income and Social Contribution	100,368	99,456	-30,156	42,141
3.08.01	Current	0	0	0	2,728
3.08.02	Deferred	100,368	99,456	-30,156	39,413
3.09	Net Income	365,014	1,246,400	211,378	443,948
3.11	Net Income	365,014	1,246,400	211,378	443,948
3.99	Profit per Share - (Brazilian Reais/Share)	0	0	0	0
3.99.01	Earnings per Share - basic
3.99.01.01	ON	0.42	1.43	0.24	0.51
3.99.02	Earning per Share - diluted
3.99.02.01	ON	0.42	1.43	0.24	0.51

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Individual FS / Statement of Comprehensive Income
(in thousands of Brazilian Reais)

		Current Quarter	Accumulated Current	Equal Quarter of	Accumulated Previous
Account		07/01/2011 to	Year	Previous Year	Year
Code	Account Description	09/30/2011	01/01/2011 to 09/30/2011	07/01/2010 to 09/30/2010	01/01/2010 to 09/30/2010
4.01	Net Income	365,014	1,246,400	211,378	443,948
4.02	Other Comprehensive Income	-362,240	-342,573	51,465	65,446
4.02.01	Loss (Gain) in Foreign Currency Translation Adjustments	-95	-701	-272	-5,212
	Unrealized Gain (Loss) in Available for Sale Marketable Securities, Net
4.02.02	Income Tax	-6,364	-5,763	1,107	1,737
4.02.03	Unrealized Gains (Loss) in Cash Flow Hedge	-347,225	-310,441	60,510	80,083
4.02.04	Actuarial Losses, Net Income Tax	-8,556	-25,668	-9,880	-11,162
4.03	Comprehensive Income	2,774	903,827	262,843	509,394

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Individual FS / Statement of Cash Flows

(in thousands of Brazilian Reais)

		Accumulated Current	Accumulated Previous
Account		Year	Year
Code	Account Description	01/01/2011 to 09/30/2011	01/01/2010 a 09/30/2010
6.01	Net Cash Provided by Operating Activities	605,753	2,037,612
6.01.01	Cash from Operations	576,978	331,740
6.01.01.01	Net Income for the Year	1,246,400	443,947
6.01.01.03	Depreciation and Amortization	286,837	261,795
6.01.01.04	Gain on PP&E Disposals	7,218	25,610
6.01.01.05	Deferred Income Tax	-99,453	-31,696
6.01.01.06	Provision/Reversal for Tax, Civil and Labor Risks	163,959	73,305
6.01.01.07	Other Provisions	13,447	-33,147
6.01.01.08	Exchange Rate Variations and Interest	205,888	38,230
6.01.01.09	Equity Pick-Up	-1,247,318	-446,304
6.01.02	Changes in Operating Assets and Liabilities	28,775	1,705,872
6.01.02.01	Trade Accounts Receivable	-174,328	464,662
6.01.02.02	Inventories	-289,643	180,673
6.01.02.03	Trade Accounts Payable	-25,440	-54,598
6.01.02.04	Payable of Provisions for Tax, Civil and Labor Risks	-50,082	-41,727
6.01.02.05	Payroll and Related Charges	924,894	-269,768
6.01.02.06	Investment in Trading Securities	-2,606,709	-2,153,649
6.01.02.07	Redemption of Trading Securities	2,442,062	3,765,702
6.01.02.10	Other Financial Assets and Liabilities	-75,733	-45,812
6.01.02.11	Interest Paid	-121,847	-143,615
6.01.02.12	Interest on Shareholders' Equity Received	5,601	4,004
6.02	Net Cash Provided by Investing Activities	-560,106	-1,259,162
6.02.02	Redemptions of Financial Investments	27	0
6.02.03	Additions to Property, Plant and Equipment	-368,797	-302,675
6.02.04	Proceeds from Disposals of Property, Plant and Equipment	1,919	7,020
6.02.05	Cash of Merged Company	0	1,960
6.02.06	Additions to Intangible	-42,380	-37,542
6.02.07	Additions to Biological Assets	-150,875	-122,955
6.02.08	Other Investments, net	0	-804,970
6.03	Net Cash Provided by Financing Activities	-165,105	-765,604
6.03.01	Proceeds from Debt Issuance	1,184,570	521,893
6.03.02	Repayment of Debt	-776,075	-1,133,012
6.03.03	Interest on Shareholders' Equity Paid	-501,644	-153,200
6.03.04	Cost of Shares Issuance	0	-1,285
6.03.06	Treasury Shares Acquisition	-71,956	0
6.04	Effect on Exchange Rate Variation on Cash and Cash Equivalents	2,305	-5,635
6.05	Net (Decrease) Increase in Cash	-117,153	7,211
6.05.01	At the Beginning of the Year	211,159	223,434
6.05.02	At the End of the Year	94,006	230,645

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Individual FS / Statement of Changes in Shareholders' Equity for the Period from 01/01/2011 to 09/30/2011
(in thousands of Brazilian Reais)

			Capital Reserves,
			Granted Options			Other
Account			and Treasury		Retained earning	Comprehensive	Shareholders'
Code	Account Description	Capital Stock	Shares	Profit Reserves	(losses)	Income	Equity
5.01	Opening Balance	12,460,471	68,614	1,064,688	0	35,194	13,628,967
5.03	Opening Balance Adjustment	12,460,471	68,614	1,064,688	0	35,194	13,628,967
5.04	Share-based Payments	0	-66,245	0	-292,344	0	-358,589
5.04.03	Options Granted	0	10,334	0	0	0	10,334
5.04.04	Treasury Shares Acquired	0	-71,957	0	0	0	-71,957
5.04.05	Treasury Shares Sold	0	4,779	0	0	0	4,779
5.04.07	Interest on Shareholders' Equity	0	0	0	-292,344	0	-292,344
5.04.08	Gain on Disposal of Shares	0	2,823	0	0	0	2,823
5.04.09	Goodwill in the acquisition of non-controlling entities	0	-12,224	0	0	0	-12,224
5.05	Total Comprehensive Income	0	0	0	1,246,400	-342,573	903,827
5.05.01	Net Income for the Year	0	0	0	1,246,400	0	1,246,400
5.05.02	Other Comprehensive Income	0	0	0	0	-342,573	-342,573
5.05.02.01	Adjustments of Financial Instruments	0	0	0	0	-450,680	-450,680
5.05.02.02	Tax Adjustments on Financial Instruments	0	0	0	0	140,239	140,239
5.05.02.03	Equity Pick Up on OCI from subsidiaries	0	0	0	0	-701	-701
5.05.02.06	Unrealized Gain (Loss) on Investment in Available for Sale	0	0	0	0	-5,763	-5,763
5.05.02.07	Actuarial Loss	0	0	0	0	-25,668	-25,668
5.07	Closing Balance	12,460,471	2,369	1,064,688	954,056	-307,379	14,174,205

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Individual FS / Statement of Changes in Shareholders' Equity for the Period from 01/01/2010 to 09/30/2010
(in thousands of Brazilian Reais)

			Capital Reserves,
			Granted Options			Other
Account			and Treasury		Retained earning	Comprehensive	Shareholders'
Code	Account Description	Capital Stock	Shares	Profit Reserves	(losses)	Income	Equity
5.01	Opening Balance	12,461,756	35,180	727,688	-186,131	-47,555	12,990,938
5.03	Opening Balance Adjustment	12,461,756	35,180	727,688	-186,131	-47,555	12,990,938
5.04	Share-based Payments	-1,285	31,614	0	-53,200	0	-22,871
5.04.02	Cost of Shares Issuance	-1,285	0	0	0	0	-1,285
5.04.03	Options Granted	0	4,766	0	0	0	4,766
5.04.05	Treasury Shares Sold	0	26,848	0	0	0	26,848
5.04.07	Interest on Shareholders' Equity	0	0	0	-53,200	0	-53,200
5.05	Total Comprehensive Income	0	0	0	425,473	65,446	490,919
5.05.01	Net Income for the Year	0	0	0	443,948	0	443,948
5.05.02	Other Comprehensive Income	0	0	0	-18,475	65,446	46,971
5.05.02.01	Adjustments of Financial Instruments	0	0	0	0	121,337	121,337
5.05.02.02	Tax Adjustments on Financial Instruments	0	0	0	0	-41,255	-41,255
5.05.02.03	Equity Pick Up on OCI from subsidiaries	0	0	0	0	-5,211	-5,211
5.05.02.06	Unrealized Gain (Loss) on Investment in Available for Sale	0	0	0	0	1,737	1,737
5.05.02.07	Actuarial Loss	0	0	0	-18,475	-11,162	-29,637
5.07	Closing Balance	12,460,471	66,794	727,688	186,142	17,891	13,458,986

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Individual FS / Statement of Value Added
(in thousands of Brazilian Reais)

		Accumulated Current	Accumulated Previous
Account		Year	Year
Code	Account Description	01/01/2011 to 09/30/2011	01/01/2010 to 09/30/2010
7.01	Revenues	10,305,493	9,007,764
7.01.01	Sales of Goods, Products and Services	10,210,220	8,819,138
7.01.02	Other Income	-201,923	-89,485
7.01.03	Revenue Related to Construction of own Assets	322,305	286,524
7.01.04	Allowance for Doubtful Accounts Reversal (Provisions)	-25,109	-8,413
7.02	Raw material Acquired from Third Parties	-7,152,045	-6,336,438
7.02.01	Costs of products and Goods Sold	-6,006,160	-4,989,236
7.02.02	Materials, Energy, Services of Third Parties and Other	-1,146,717	-1,373,078
7.02.03	Losses of Assets Values	832	25,876
7.03	Gross Value Added	3,153,448	2,671,326
7.04	Retentions	-286,465	-261,795
7.04.01	Depreciation and Amortization	-286,465	-261,795
7.05	Net Value Added	2,866,983	2,409,531
7.06	Received from Third Parties	1,464,205	956,694
7.06.01	Equity Pickup	1,247,318	446,304
7.06.02	Financial Income	216,551	510,033
7.06.03	Other	336	357
7.07	Added Value to be Distributed	4,331,188	3,366,225
7.08	Distribution of Value Added	4,331,188	3,366,225
7.08.01	Payroll	1,344,046	1,121,736
7.08.01.01	Salaries	1,115,430	943,420
7.08.01.02	Benefits	160,518	113,201
	Government Severance Indemnity Fund for Employees
7.08.01.03	Guarantee Fund for Length of Service - FGTS	68,098	65,115
7.08.02	Taxes and Contribution	1,146,504	1,036,773
7.08.02.01	Federal	598,194	535,468
7.08.02.02	State	538,617	496,187
7.08.02.03	Municipal	9,693	5,118
7.08.03	Capital Remuneration from Third Parties	594,238	763,768
7.08.03.01	Interests	526,620	710,426
7.08.03.02	Rents	67,618	53,342
7.08.04	Interest on Own Capital	1,246,400	443,948
7.08.04.01	Interest on Capital	292,344	53,200
7.08.04.03	Retained Earnings	954,056	390,748

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Consolidated FS / Balance Sheet Assets
(in thousands of Brazilian Reais)

Account		Current Quarter	Previous Year
Code	Account Description	09/30/2011	12/31/2010
1	Total Assets	29,478,583	27,751,547
1.01	Current Assets	11,092,298	10,020,699
1.01.01	Cash and Cash Equivalents	1,848,692	2,310,643
1.01.02	Marketable Securities	1,592,089	1,032,375
1.01.02.01	Financial Investments Evaluated at Fair Value	1,509,621	1,013,768
1.01.02.01.01	Held for Trading	1,287,391	623,512
1.01.02.01.02	Available for sale	222,230	390,256
1.01.02.02	Marketable Securities Evaluated at Amortized Cost	82,468	18,607
1.01.03	Trade Accounts Receivable and Other Receivables	2,522,758	2,606,696
1.01.03.01	Trade Accounts Receivable	2,449,845	2,565,029
1.01.03.02	Notes Receivable	72,913	41,667
1.01.04	Inventories	2,872,001	2,135,809
1.01.05	Biological Assets	1,124,923	900,681
1.01.06	Recoverable Taxes	814,015	695,892
1.01.08	Other Current Assets	317,820	338,603
1.01.08.01	Non-current Assets Held for Sale	19,012	62,245
1.01.08.03	Other	298,808	276,358
1.01.08.03.01	Other Financial Assets	6,527	98,596
1.01.08.03.02	Other	292,281	177,762
1.02	Non-current Assets	18,386,285	17,730,848
1.02.01	Non-current Assets	4,803,251	4,399,259
1.02.01.02	Marketable Securities Evaluated at Amortized Cost	169,955	209,084
1.02.01.03	Trade Accounts Receivable and Other Receivables	155,682	100,086
1.02.01.03.01	Trade Accounts Receivable	3,476	6,950
1.02.01.03.02	Notes Receivable	152,206	93,136
1.02.01.05	Biological Assets	372,641	377,684
1.02.01.06	Deferred Taxes	2,779,466	2,487,612
1.02.01.09	Other Non-current Assets	1,325,507	1,224,793
1.02.01.09.03	Judicial Deposits	211,651	234,085
1.02.01.09.04	Recoverable Taxes	806,461	767,407
1.02.01.09.05	Other	307,395	223,301
1.02.02	Investments	16,023	17,494
1.02.02.01	Investments	16,023	17,494
1.02.02.01.01	Equity in Affiliates	15,129	16,467
1.02.02.01.04	Other	894	1,027
1.02.03	Property, Plant and Equipment, net	9,326,153	9,066,831
1.02.03.01	Property, Plant and Equipment in Operation	8,896,980	8,809,416
1.02.03.02	Property, Plant and Equipment Leased	39,885	8,286
1.02.03.03	Property, Plant and Equipment in Construction	389,288	249,129
1.02.04	Intangible	4,240,858	4,247,264
1.02.04.01	Intangible	4,240,858	4,247,264
1.02.04.01.02	Software	127,959	100,339
1.02.04.01.03	Brands	1,256,000	1,256,000
1.02.04.01.04	Other	22,221	57,951
1.02.04.01.05	Goodwill	2,834,678	2,832,974

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Consolidated FS / Balance Sheet Liabilities
(in thousands of Brazilian Reais)

Account		Current Quarter	Previous Year
Code	Account Description	09/30/2011	12/31/2010
2	Total Liabilities	29,478,583	27,751,547
2.01	Current Liabilities	7,025,243	5,686,384
2.01.01	Social and Labor Obligations	100,415	133,014
2.01.01.01	Social Obligations	15,555	47,220
2.01.01.02	Labor Obligations	84,860	85,794
2.01.02	Trade Accounts Payable	2,246,660	2,059,196
2.01.02.01	Domestic Suppliers	2,015,108	1,953,379
2.01.02.02	Foreign Suppliers	231,552	105,817
2.01.03	Tax Obligations	155,843	210,832
2.01.03.01	Federal Tax Obligations	68,861	112,247
2.01.03.01.01	Income Tax and Social Contribution Expense Payable	5,287	0
2.01.03.01.02	Other Federal	63,574	112,247
2.01.03.02	State Tax Obligations	86,460	98,046
2.01.03.03	Municipal Tax Obligations	522	539
2.01.04	Short Term Debts	3,106,177	2,227,713
2.01.04.01	Short Term Debts	3,106,177	2,227,713
2.01.04.01.01	Local Currency	1,990,429	1,536,419
2.01.04.01.02	Foreign Currency	1,115,748	691,294
2.01.05	Other Obligations	828,953	736,147
2.01.05.02	Other	828,953	736,147
2.01.05.02.01	Dividends Payable and Interest on Shareholders' Equity	2,734	193,098
2.01.05.02.04	Other Financial Liabilities	373,119	82,164
2.01.05.02.05	Management and Employees Profit Sharing	156,193	111,345
2.01.05.02.07	Other Obligations	296,907	349,540
2.01.06	Provisions	587,195	319,482
2.01.06.01	Provisions for Tax, Civil and Labor Risks	131,191	65,138
2.01.06.01.01	Tax Provisions	17,837	9,928
2.01.06.01.02	Labor and Social Security Provisions	102,576	48,362
2.01.06.01.04	Provision for Civil Risk	10,778	6,848
2.01.06.02	Other Provisons	456,004	254,344
2.01.06.02.04	Provisions for Vacations & Christmas bonuses	456,004	254,344
2.02	Non-current Liabilities	8,280,508	8,428,645
2.02.01	Long-term Debt	5,002,240	4,975,226
2.02.01.01	Long-term Debt	5,002,240	4,975,226
2.02.01.01.01	Local Currency	1,511,806	1,679,654
2.02.01.01.02	Foreign Currency	3,490,434	3,295,572
2.02.02	Other Obligations	268,214	489,504
2.02.02.02	Other	268,214	489,504
2.02.02.02.06	Other Obligations	268,214	489,504
2.02.03	Deferred Taxes	1,724,382	1,635,677
2.02.04	Provisions	1,285,672	1,328,238
2.02.04.01	Provisions for Tax, Civil and Labor Risks	974,895	1,053,740
2.02.04.01.01	Tax Provisions	361,314	271,526
2.02.04.01.02	Labor and Social Security Provisions	0	61,790
2.02.04.01.04	Provision for Civil Risk	38,460	90,166
2.02.04.01.05	Contingent liabilities	575,121	630,258
2.02.04.02	Other Provisons	310,777	274,498
2.02.04.02.04	Provisions for Employee Benefits	310,777	274,498
2.03	Shareholders' Equity	14,172,832	13,636,518
2.03.01	Paid-in Capital	12,460,471	12,460,471
2.03.02	Capital Reserves	2,369	68,614
2.03.02.01	Costs of Shares Issuance	62,767	62,767
2.03.02.04	Granted Options	16,920	6,586
2.03.02.05	Treasury Shares	-67,917	-739
2.03.02.07	Gain on Disposal of Shares	2,823	0
2.03.02.08	Goodwill on Acquisition of Non-controlling Entities	-12,224	0
2.03.04	Profit Reserves	1,064,688	1,064,688
2.03.04.01	Legal	111,215	111,215
2.03.04.02	Statutory	953,473	953,473
2.03.05	Accumulated Earning	954,056	0
2.03.08	Other Comprehensive Income	-307,379	35,194
2.03.08.01	Derivative financial intrument	-248,363	62,078
2.03.08.02	Financial instrument (Available for sale)	-4,247	1,516
2.03.08.03	Equity on Other Comprehensive Income from subsidiaries	10,782	11,483
2.03.08.04	Actuarial losses	-65,551	-39,883
2.03.09	Non-controlling interest	-1,373	7,551

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Consolidated FS / Statement of Income
(in thousands of Brazilian Reais)

Account Code	Account Description	Current Quarter 07/01/2011 to 09/30/2011	Accumulated Current Year 01/01/2011 to 09/30/2011	Equal Quarter of Previous Year 07/01/2010 to 09/30/2010	Accumulated Previous Year 01/01/2010 to 09/30/2010
3.01	Net Sales	6,292,366	18,607,208	5,702,069	16,281,023
3.02	Cost of Sales	-4,686,528	-13,894,972	-4,286,847	-12,390,829
3.03	Gross Profit	1,605,838	4,712,236	1,415,222	3,890,194
3.04	Operating Income (expenses)	-1,150,871	-3,219,364	-1,053,025	-2,965,502
3.04.01	Sales	-971,047	-2,715,325	-901,336	-2,550,727
3.04.02	General and Administrative	-120,208	-306,338	-88,357	-246,404
3.04.04	Other Operating Income	141,085	305,019	40,518	96,870
3.04.05	Other Operating Expenses	-203,773	-507,317	-105,972	-268,199
3.04.06	Equity Pick Up	3,072	4,597	2,122	2,958
3.05	Profit before Financial and Tax Results	454,967	1,492,872	362,197	924,692
3.06	Financial Results	-186,554	-294,013	-30,377	-330,625
3.06.01	Financial Income	245,628	576,054	108,236	770,282
3.06.02	Financial Expenses	-432,182	-870,067	-138,613	-1,100,907
3.07	Income before Taxes	268,413	1,198,859	331,820	594,067
3.08	Income and Social Contribution	87,734	43,419	-117,923	-148,778
3.08.01	Current	1,656	-10,218	-58,823	-87,306
3.08.02	Deferred	86,078	53,637	-59,100	-61,472
3.09	Net Income	356,147	1,242,278	213,897	445,289
3.11	Net Income	356,147	1,242,278	213,897	445,289
3.11.01	BRF Shareholders	365,014	1,246,400	211,378	443,948
3.11.02	Non-controlling Shareholders	-8,867	-4,122	2,519	1,341
3.99.01	Earnings per Share - basic
3.99.01.01	ON	0.42	1.43	0.24	0.51
3.99.02	Earning per Share - diluted
3.99.02.01	ON	0.42	1.43	0.24	0.51

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Consolidated FS / Statement of Comprehensive Income
(in thousands of Brazilian Reais)

Account Code	Account Description	Current Quarter 07/01/2011 to 09/30/2011	Accumulated Current Year 01/01/2011 to 09/30/2011	Equal Quarter of Previous Year 07/01/2010 to 09/30/2010	Accumulated Previous Year 01/01/2010 to 09/30/2010
4.01	Net Income	356,147	1,242,278	213,897	445,289
4.02	Other Comprehensive Income	-362,240	-342,573	51,465	65,446
4.02.01	Loss (Gain) in Foreign Currency Translation Adjustments	-95	-701	-272	-5,212
	Unrealized Gain (Loss) in Available for Sale Marketable Securities, Net
4.02.02	Income Tax	-6,364	-5,763	1,107	1,737
4.02.03	Unrealized Gains (Loss) in Cash Flow Hedge	-347,225	-310,441	60,510	80,083
4.02.04	Actuarial Losses, Net Income Tax	-8,556	-25,668	-9,880	-11,162
4.03	Comprehensive Income	-6,093	899,705	265,362	510,735
4.03.01	BRF Shareholders	2,774	903,827	262,843	509,394
4.03.02	Non-controlling Shareholders	-8,867	-4,122	2,519	1,341

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Consolidated FS / Statement of Cash Flows
(in thousands of Brazilian Reais)

Account Code	Account Description	Accumulated Current Year 01/01/2011 to 09/30/2011	Accumulated Previous Year 01/01/10 to 09/30/10
6.01	Net Cash Provided by Operating Activities	554,320	2,673,065
6.01.01	Cash from Operations	2,579,933	1,398,870
6.01.01.01	Net Income for the Year	1,246,400	443,947
6.01.01.02	Non-controlling Shareholders	-4,122	1,341
6.01.01.03	Depreciation and Amortization	661,969	622,323
6.01.01.04	Gain on PP&E Disposals	34,873	82,795
6.01.01.05	Deferred Income Tax	-49,797	54,036
6.01.01.06	Provision/Reversal for Tax, Civil and Labor Risks	182,899	68,941
6.01.01.07	Other Provisions	8,943	-40,410
6.01.01.08	Exchange Rate Variations and Interest	503,365	168,855
6.01.01.09	Equity Pick-Up	-4,597	-2,958
6.01.02	Changes in Operating Assets and Liabilities	-2,025,613	1,274,195
6.01.02.01	Trade Accounts Receivable	130,003	-82,368
6.01.02.02	Inventories	-739,910	154,655
6.01.02.03	Trade Accounts Payable	180,693	10,517
6.01.02.04	Payable of Provisions for Tax, Civil and Labor Risks	-180,485	-41,893
6.01.02.05	Payroll and Related Charges	-656,394	-73,595
6.01.02.06	Investment in Trading Securities	-2,766,840	-2,190,780
6.01.02.07	Redemption of Trading Securities	2,607,342	3,905,047
6.01.02.08	Investment in Available for Sale	-1,703,487	-555,580
6.01.02.09	Redemptions of Available for Sale	1,497,240	643,313
6.01.02.10	Other Financial Assets and Liabilities	-29,445	-47,926
6.01.02.11	Interest Paid	-369,931	-451,199
6.01.02.12	Interest on Shareholders' Equity Received	5,601	4,004
6.02	Net Cash Provided by Investing Activities	-1,023,201	-757,780
6.02.02	Redemptions in Marketable Securities	6,147	6,500
6.02.03	Additions to Property, Plant and Equipment	-598,136	-461,040
6.02.04	Proceeds from Disposals of Property, Plant and Equipment	1,872	7,298
6.02.06	Additions to Intangible	-47,026	-42,083
6.02.07	Additions to Biological Assets	-381,372	-268,455
6.02.08	Other Investiments, net	-4,686	0
6.03	Net Cash Provided by Financing Activities	-135,939	-1,532,634
6.03.01	Proceeds from Debt Issuance	2,273,272	2,666,500
6.03.02	Repayment of Debt	-1,823,387	-4,037,674
6.03.03	Interest on Shareholders' Equity Paid	-501,644	-153,200
6.03.04	Cost of Shares Issuance	0	-1,285
6.03.05	Advance for Future Capital Increase	0	-6,975
6.03.06	Treasury Shares Acquisition	-71,956	0
6.03.07	Goodwill in the acquisition of non-controlling entities	-12,224	0
6.04	Effect on Exchange Rate Variation on Cash and Cash Equivalents	142,869	-93,696
6.05	Net (Decrease) Increase in Cash	-461,951	288,955
6.05.01	At the Beginning of the Year	2,310,643	1,898,240
6.05.02	At the End of the Year	1,848,692	2,187,195

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Consolidated FS / Statement of Changes in Shareholders' Equity for the Period from 01/01/2011 to 09/30/2011
(in thousands of Brazilian Reais)

Account Code	Account Description	Capital Stock	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained earning (losses)	Other Comprehensive Income	Shareholders' Equity	Participation of Non-controlling shareholders	Total Shareholders' Equity
5.01	Opening Balance	12,460,471	68,614	1,064,688	0	35,194	13,628,967	7,551	13,636,518
5.03	Opening Balance Adjustment	12,460,471	68,614	1,064,688	0	35,194	13,628,967	7,551	13,636,518
5.04	Share-based Payments	0	-66,245	0	-292,344	0	-358,589	0	-358,589
5.04.03	Options Granted	0	10,334	0	0	0	10,334	0	10,334
5.04.04	Treasury Shares Acquired	0	-71,957	0	0	0	-71,957	0	-71,957
5.04.05	Treasury Shares Sold	0	4,779	0	0	0	4,779	0	4,779
5.04.07	Interest on Shareholders' Equity	0	0	0	-292,344	0	-292,344	0	-292,344
5.04.08	Gain on Disposal of Shares	0	2,823	0	0	0	2,823	0	2,823
5.04.09	Goodwill in the acquisition of non-controlling entities	0	-12,224	0	0	0	-12,224	0	-12,224
5.05	Total Comprehensive Income	0	0	0	1,246,400	-342,573	903,827	-8,924	894,903
5.05.01	Net Income for the Year	0	0	0	1,246,400	0	1,246,400	-8,808	1,237,592
5.05.02	Other Comprehensive Income	0	0	0	0	-342,573	-342,573	-116	-342,689
5.05.02.01	Adjustments of Financial Instruments	0	0	0	0	-450,680	-450,680	0	-450,680
5.05.02.02	Tax Adjustments on Financial Instruments	0	0	0	0	140,239	140,239	0	140,239
5.05.02.03	Equity Pick Up on OCI from subsidiaries	0	0	0	0	-701	-701	-116	-817
5.05.02.06	Unrealized Gain (Loss) on Investment in Available for Sale	0	0	0	0	-5,763	-5,763	0	-5,763
5.05.02.07	Actuarial Loss	0	0	0	0	-25,668	-25,668	0	-25,668
5.07	Closing Balance	12,460,471	2,369	1,064,688	954,056	-307,379	14,174,205	-1,373	14,172,832

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Consolidated FS / Statement of Changes in Shareholders' Equity for the Period from 01/01/2010 to 09/30/2010
(in thousands of Brazilian Reais)

Account Code	Account Description	Capital Stock	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained earning (losses)	Other Comprehensive Income	Shareholders' Equity	Participation of Non-controlling shareholders	Total Shareholders' Equity
5.01	Opening Balance	12,461,756	35,180	727,688	-186,131	-47,555	12,990,938	4,721	12,995,659
5.03	Opening Balance Adjustment	12,461,756	35,180	727,688	-186,131	-47,555	12,990,938	4,721	12,995,659
5.04	Share-based Payments	-1,285	31,614	0	-53,200	0	-22,871	0	-22,871
5.04.02	Cost of Shares Issuance	-1,285	0	0	0	0	-1,285	0	-1,285
5.04.03	Options Granted	0	4,766	0	0	0	4,766	0	4,766
5.04.05	Treasury Shares Sold	0	26,848	0	0	0	26,848	0	26,848
5.04.07	Interest on Shareholders' Equity	0	0	0	-53,200	0	-53,200	0	-53,200
5.05	Total Comprehensive Income	0	0	0	425,473	65,446	490,919	3,430	494,349
5.05.01	Net Income for the Year	0	0	0	443,948	0	443,948	1,341	445,289
5.05.02	Other Comprehensive Income	0	0	0	-18,475	65,446	46,971	2,089	49,060
5.05.02.01	Adjustments of Financial Instruments	0	0	0	0	121,337	121,337	0	121,337
5.05.02.02	Tax Adjustments on Financial Instruments	0	0	0	0	-41,255	-41,255	0	-41,255
5.05.02.03	Equity Pick Up on OCI from subsidiaries	0	0	0	0	-5,211	-5,211	2,089	-3,122
5.05.02.06	Unrealized Gain (Loss) on Investment in Available for Sale	0	0	0	0	1,737	1,737	0	1,737
5.05.02.07	Actuarial Loss	0	0	0	-18,475	-11,162	-29,637	0	-29,637
5.07	Closing Balance	12,460,471	66,794	727,688	186,142	17,891	13,458,986	8,151	13,467,137

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Consolidated FS / Statement of Value Added

(in thousands of Brazilian Reais)

		Accumulated Current	Accumulated Previous
Account		Year	Year
Code	Account Description	01/01/2011 to 09/30/2011	01/01/2010 to 09/30/2010
7.01	Revenues	21,148,305	18,491,580
7.01.01	Sales of Goods, Products and Services	20,761,109	18,238,713
7.01.02	Other Income	-26,046	-141,203
7.01.03	Revenue Related to Construction of own Assets	447,578	403,893
7.01.04	Allowance for Doubtful Accounts Reversal (Provisions)	-34,336	-9,823
7.02	Raw material Acquired from Third Parties	-13,449,219	-12,170,005
7.02.01	Costs of products and Goods Sold	-10,629,431	-9,102,940
7.02.02	Materials, Energy, Services of Third Parties and Other	-2,803,573	-3,104,412
7.02.03	Losses of Assets Values	-16,215	37,347
7.03	Gross Value Added	7,699,086	6,321,575
7.04	Retentions	-661,969	-622,323
7.04.01	Depreciation and Amortization	-661,969	-622,323
7.05	Net Value Added	7,037,117	5,699,252
7.06	Received from Third Parties	580,991	773,601
7.06.01	Equity on Pickup	4,597	2,958
7.06.02	Financial Income	576,054	770,282
7.06.03	Other	340	361
7.07	Added Value to be Distributed	7,618,108	6,472,853
7.08	Distribution of Value Added	7,618,108	6,472,853
7.08.01	Payroll	2,700,940	2,271,431
7.08.01.01	Salaries	2,264,153	1,844,214
7.08.01.02	Benefits	309,346	303,860
	Government Severance Indemnity Fund for Employees
7.08.01.03	Guarantee Fund for Length of Service - FGTS	127,441	123,357
7.08.02	Taxes and Contribution	2,586,724	2,528,947
7.08.02.01	Federal	1,581,363	1,579,060
7.08.02.02	State	995,290	944,310
7.08.02.03	Municipal	10,071	5,577
7.08.03	Capital Remuneration from Third Parties	1,088,166	1,227,186
7.08.03.01	Interests	873,857	1,115,013
7.08.03.02	Rents	214,309	112,173
7.08.04	Interest on Own Capital	1,242,278	445,289
7.08.04.01	Interest on Capital	292,344	53,200
7.08.04.03	Retained Earnings	954,056	390,748
7.08.04.04	Non-controlling interest	-4,122	1,341

3rd Quarter 2011

Dear Shareholders

BRF – Brasil Foods S.A. (BM&FBOVESPA: BRFS3 and NYSE: BRFS) reported 3Q11 net sales of 6.3 billion, a 10.4% increase compared to 3Q10. Gross profit at R$ 1.6 billion representing an increase of 13.5% year-over-year. EBITDA was R$ 722.5 million and net income, R$ 365 million, representing margins of 11.5% and 5.8%, respectively. The satisfactory third quarter results were achieved driven by BRF’s operating performance, particularly in the meat business, and due to the capture of synergies. These results were attained in spite of the challenging foreign exchange rate scenario and the costs of the Company’s main raw materials.

In the domestic market, performance was largely driven by processed products: net sales of industrialized and frozen products increased 18.5% during the quarter, translating into good operating margins. As for the export market, the good performance generated by markets such as the Far East, Europe, the Middle East and the Americas, supported to offset the trade embargo in the Russian market.

Our outlook for 4Q11 is based on the growing improvement of demand for nondurables in Brazil – food products, which, added to the incremental demand generated from traditional year-end festive products, should boost sales and returns for the quarter.

During the quarter, we announced the acquisition of two companies in Argentina – Avex and Dánica - in line with our internationalization plan and our goal of strengthening BRF’s brands in the Mercosur region as well as expanding our product portfolios, accessing the local market and enhancing our export platform. Investments in these acquisitions totaled US$ 150 million, including US$ 22 million of debt, and considering BRF’s 2/3 stake and the 1/3 stake of the local partners.

The Mercosur project will give BRF the opportunity to consolidate its business as a player in Latin America through the strengthening of the brand, access to local customers, expansion in the distribution structure and a broader competitive base for exports.

In the quarter, we consolidated our systems integration into a single IT–SAP platform, which will allow us to capture cost and expense synergies in full. We revised our estimates of net synergies (before taxes and employee participation), coming from Sadia and BRF merger, after the approval from CADE. Revised estimates at about R$ 560 million for 2011. The company has the objective to realize net synergies of about R$ 1 billion per year in the period between 2012-2013 and will stabilize at these levels going forward. The expected benefits should be captured in production costs and operational expenses, which will depend on the success of the implementation of various projects.

São Paulo October 2011.

Nildemar Secches Chairman of the Board of Directors	José Antonio do Prado Fay Chief Executive Officer

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Management Report / Comments on the Performance

■  Net sales totaled R$ 6.3 billion, a 10.4% increase, mainly driven by sales to the domestic market;

■  The businesses for meats, dairy products and other processed products recorded sales of 1.4 million tons, 3.8% lower, due to a drop of 6.3% in export volumes and largely a reflection of the Russian trade embargo.

■  Gross profit totaled R$ 1.6 billion, 13.5% higher.

■  EBITDA was R$ 722.5 million, 17% more than the third quarter of the prior year. EBITDA margin was 11.5%, reflecting the performance of the Company’s businesses and the capture of synergies, results achieved despite grain costs and the foreign exchange rate scenario which put pressure on margins during the quarter.

■  Net income was R$ 365.0 million, equivalent to a 5.8% net margin, and a 72.7% year-on-year improvement.

■  Financial trading volume in the BRF’s shares was an average of US$ 89.8 million/day in the quarter, 104.4% more than the volume reported for 3Q10.

HIGHLIGHTS	3Q11	3Q10	% CH.	YTD11	YTD10	% CH.

Net Sales	6,292	5,702	10%	18,607	16,281	14%
Domestic Market	3,824	3,364	14%	11,116	9,506	17%
Exports	2,468	2,338	6%	7,491	6,775	11%
Gross Profit	1,606	1,415	13%	4,712	3,890	21%
Gross Margin	25.5%	24.8%	70 bps	25.3%	23.9%	140 bps
EBIT	455	362	26%	1,493	925	61%
Net Income	365	211	73%	1,246	444	181%
Net Margin	5.8%	3.7%	210 bps	6.7%	2.7%	400 bps
EBITDA	723	617	17%	2,325	1,676	39%
EBITDA Margin	11.5%	10.8%	70 bps	12.5%	10.3%	220 bps
Earnings per Share(1)	0.42	0.24	73%	1.43	0.51	182%
(1) Consolidated earnings per share (in R$), excluding treasury shares

(The variations commented in this report are comparisons for the 3rd quarter 2011 in relation to the 3rd quarter 2010, or, for the accumulated period January to September 2011 in relation to the accumulated period January to September 2010 (9 months or accumulated).

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Management Report / Comments on the Performance

Global Economy – The IMF revised its growth forecasts for the world economy in 2011 downwards from 4.4% to 4.0%. The developed economies are still showing a below forecast performance. Despite the fact that the global economy is largely supported by emerging market countries, the latest GDP forecasts for the emerging markets were also slightly negative. Similarly, the IMF cut the expected GDP for the United States from 1.8% to 1.5% with the plan to reduce the government deficit, high unemployment rates and the decline in rates of industrial output, all impacting the country’s economy.

With a scenario similar in terms of performance, Europe is also suffering from the crisis in the countries along the southern rim of the continent, principally Greece, Italy, Portugal and Spain. European rates of unemployment remain high (above 10%), while confidence in the industrial sector has declined. Meanwhile, in Japan, the major challenge of the government is to control its public debt, inflated due to the expenditures with reconstruction and development of the areas hit by the natural disasters of early 2011.

Uncertainties surrounding the international economic scenario have also impacted growth in emerging market countries, albeit to a lesser degree, thanks to the fact that their economies are increasingly based on domestic consumption rather than exports. The challenge to the emerging economies is to control high rates of inflation in order to maintain domestic growth.

Domestic Economy - The Brazilian economy reported growth of 0.8% in 2Q11 compared to 1Q11. IBGE (government statistics office) data shows that compared with 2Q10, Brazilian GDP grew by 3.1% due to the increase in personal consumption (5.5%), a consequence of effectively higher household incomes and the availability of credit to individuals. As a result, demand at the retail level from January to July 2011 (discounting the categories “Vehicles, Motorcycles, and Spare Parts” and “Building Material”) remained at 7.5% over the same period in 2010. At the same time, the accumulated annual inflation rate to the consumer (IPCA) stands at about 6.3% as of September, a level which is close to the ceiling of the official inflation rate band. In spite of continuing high inflation, the Brazilian Central Bank reduced interest rates (measured against the Selic rate) by 0.5% in August with the objective of locking in the current rhythm of economic growth as protection against the fluctuations and uncertainties of the global scenario.

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Management Report / Comments on the Performance

Brazilian Exports – During the quarter, volumes of chicken exports fell 2.5% compared with 2Q11 and close to 7.0% in relation to 3Q10. Weaker export business represents smaller sales volume to Venezuela, Russia and other lesser markets. Pork exports in 3Q11 were 17.0% less than 2Q11 and about 13.0% down compared to 3Q10, principally due to the Russian trade embargo on Brazilian pork. Total beef export volumes (in natura and specialty meat) reported a fall of 2.4% versus 2Q11 and a decline of approximately 20.0% year-over-year.

In relation to variations in protein prices as a whole, all categories reported a significant increase in 3Q11 versus 3Q10 (chicken meat 43.0%, pork 9.4% and beef 29.0%). However, in relation to 2Q11, prices of chicken meat and pork fell (by 3.7% and 6.3%, respectively) and only beef posted an increase of around 3.0%.

Investments
3Q11: R$252.6 million – 2% higher.

Investments in CAPEX – Quarterly investments totaled R$ 252.6 million and were largely dedicated to projects involving productivity, improvements, increased capacity and automation of the production units in the South and Midwest regions. The Company’s quarterly outlay for poultry and hog breeder stock was R$ 168.1 million, a 96.2% increase.

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Management Report / Comments on the Performance

Copercampos – On April 29 2011, the Company signed a services agreement with Cooperativa Copercampos, including the contracting of future industrial capacity at the plant currently under construction in Campos Novos. On September 15, BRF exercised an option to purchase the industrial unit of Copercampos located in Campos Novos (SC). The unit has a hog slaughtering facility with a throughput capacity of 7 thousand hogs/day. BRF’s objective in this business is to optimize its industrial processes in pork production in order to obtain gains in efficiency and competitive advantages in this activity for serving the principal world markets. Investments of R$ 145 million have been made, part of these representing advances from BRF and part, funding from the BRDE/BNDES collateralized by BRF.

Information Technology - The systems of BRF and Sadia were fully integrated in September 2011, permitting the simultaneous distribution of the products, the systemic consolidation of all information and the capture of identified synergies.

Internationalization Project - BRF will continue to seek viable business alternatives around the world given the focus of its Long Term Internationalization Project on the establishment of an overseas footprint based on products with greater added value and distribution to its principal markets. With this concept in mind, the Company has announced the following investments in the quarter:

Middle East – Investments of US$ 120 million will be made in the construction of a processed products plant with a capacity in the order of 80 thousand tons/year when fully operational. The project will be instrumental in consolidating the Company’s position of leadership in the region with improved brand penetration, distribution and sales as well as serving as a conduit to new markets. Exclusively local production of processed products will allow BRF to offer flexibility and products customized to regional demands. It will also permit the Company to expand the portfolio in the food service and retail channels, particularly in the case of products such as breaded items, hamburgers and pizzas and specialty meats and marinated processed foods.

■     Argentina – On October 3 2011, the Company announced the acquisition through its subsidiary in Argentina, of the corporate control of Empresa Avex S.A. and, through the intermediary of the latter, acquiring the Dánica Group.

The Dánica Group has a comprehensive distribution network for dry and refrigerated products. This allows BRF to complement its own sales and distribution structure, besides the export of products to the Southern Cone and the development of products for Food Service. The company is a leader in the Argentine market for margarines (62%) and a vice leader in the production of sauces (20%). Based in Buenos Aires, Dánica operates under the following

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Management Report / Comments on the Performance

leading brands: Dánica, Manterina, Vegetalina, Danifesta and Primor. In 2011, it reported sales of US$ 122.7 million, equivalent to 68.3 thousand tons. The company employs 689.

Avex is a company located in Rio Cuarto, Córdoba, producing whole, chilled and frozen chicken as well as chicken cuts. In 2010, it sold US$ 66.8 million, 70% of this amount going to the domestic Argentinean market, and equivalent to 41.5 thousand tons. The company has a payroll of 494 employees. Avex is the sixth largest player in the local market for chicken meat with a 4% share.

Investments in both acquisitions totaled approximately US$ 150 million, BRF taking a two-thirds stake and the local partners, the remaining third. The operation was funded from the Company’s own resources. Of the total purchase price, BRF assumed debt of US$ 22 million held in the name of the companies acquired.

Sadia Chile – Sadia Chile acquired the minority stake of 40% held by the local partner, totaling R$ 16.9 million of investments, part of which relating to registered goodwill.

Meat production reported an 8.5% increase over the same quarter 2010, meeting demand from both domestic and export markets. The dairy product business saw a decline of 9%, reflecting a decline in milk collection for fluid milks.

The productive process was very much focused on redirecting output, originally destined for Russia, to other markets, without affecting output volumes following the trade embargo introduced at the end of 2Q11. The Company also concentrated on ensuring the startup of production at Coopercampos on schedule, gradually ramping up capacity at the Lucas do Rio Verde unit, capturing planned synergies and in the organizational structuring following approval of the merger by CADE (the Brazilian anti-trust authority).

The company structured an area of intelligence in purchasing set up for monitoring risks and opportunities in the key supply chains and implementing Global Sourcing. Important synergies were captured during the quarter through the implementation of optimization projects based on a combined effort on the part of the supply chain area and technical areas.

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Management Report / Comments on the Performance

On the innovation front, the Company launched 182 new SKUs, namely: Food Service - 55; domestic market – 20; exports - 63 and the beef line - 44. The company initiated the construction of a new technology center in the city of Jundiaí (SP) aimed to support the innovation processes.

PRODUCTION	3Q11	3Q10	% CH.	YTD11	YTD10	% CH.

Poultry Slaughter (million heads)	456	419	9%	1,318	1,210	9%
Pork / Cattle Slaughter (thousand heads)	2,679	2,609	3%	7,823	7,561	3%
Production (thousand tons)
Meats	1,130	1,042	8%	3,211	2,983	8%
Dairy Products	274	300	(9%)	829	830	(0%)
Other Processed Products	112	128	(12%)	331	348	(5%)
Feed and Premix (thousand tons)	2,871	2,696	6%	8,399	8,006	5%

Domestic Market

Net sales totaled R$ 3.8 billion, 13.7% greater than reported in 3Q11. The highlight of the quarter was in processed products where there was a nominal operating increase of 26% year-over-year.

Meats – With sales rising 18.5% on higher volumes of 3.3%, a continual improvement in sales mix and an increase in average prices – 14.8% above the average price when the aggregate portfolio is taken into account – the highlight of the quarter was processed products volume which grew 5.7%, with revenues reporting a 24.2% improvement, generating a good operating return.

Dairy Products – Sales revenue from dairy products was 8.2% higher. This reflected increased volumes of refrigerated processed dairy products and average prices posting an increase of 18.5%. Volumes from the dairy product segment fell by 8.7%, mainly driven by the reduction in volume of fluid milks due to raw material collection costs (reflecting the negative margins for the segment).

Other processed products – With sales revenues 2.4% up and volumes 4.6% down, the segment for other processed products declined in sales due to a reduction in the commercialization of frozen vegetables.

For the sixth consecutive time, Qualy is the margarine Folha Top of Mind brand, 2011 edition. The brand was recalled by 25% of the interviewees. This result can be considered to be a reflection of the quality of the product, which this year completes 20 years in the market and is present in 99% of all Brazilian households.

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Management Report / Comments on the Performance

	THOUSAND TONS			R$ MILLION
Domestic Market	3Q11	3Q10	% CH.	3Q11	3Q10	% CH.

Meats	483	467	3	2,463	2,078	19
In Natura	109	114	(4)	517	512	1
Poultry	72	75	(4)	284	285	(0)
Pork/Beef	37	39	(4)	233	226	3
Elaborated/Processed (meats)	374	354	6	1,946	1,567	24
Dairy Products	266	291	(9)	659	609	8
Milk	211	239	(12)	438	422	4
Dairy Products/Juice/Others	55	51	6	221	187	18
Other Processed	116	122	(5)	564	551	2
Soybean Products/ Others	95	112	(15)	138	126	10
Total	959	992	(3)	3,824	3,364	14
Processed	544	527	3	2,731	2,305	19
% Total Sales	57	53		71	69

	THOUSAND TONS				R$ MILLION
Domestic Market	YTD11	YTD10	% CH.	YTD11	YTD10	% CH.

Meats	1,403	1,310	7	7,229	5,857	23
In Natura	318	287	11	1,624	1,298	25
Poultry	209	178	18	945	679	39
Pork/Beef	109	109	(1)	679	618	10
Elaborated/Processed (meats)	1,085	1,023	6	5,605	4,559	23
Dairy Products	819	821	(0)	1,930	1,719	12
Milk	660	672	(2)	1,312	1,204	9
Dairy Products/Juice/Others	158	149	6	618	515	20
Other Processed	326	345	(6)	1,553	1,535	1
Soybean Products/ Others	379	302	26	404	396	2
Total	2,927	2,778	5	11,116	9,506	17
Processed	1,570	1,517	3	7,776	6,609	18
% Total Sales	54	55		70	70

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Management Report / Comments on the Performance

Market Share - %
In Volumes

Source: Nielsen

*A methodological change was made in the AC Nielsen database in 2010 distorting the comparison with the historical data.

Source: AC Nielsen

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Management Report / Comments on the Performance

Exports

The international operations reported a satisfactory performance in 3Q11, despite the foreign exchange rate being totally unfavorable to the Company’s exports in terms of competitiveness for most of the period and grain costs continuing high.

During 3Q11, export revenues increased 5.6% to R$ 2.5 billion on a volume of 570 thousand tons, a reduction of 6.3% - especially caused by the Russian trade embargo on Brazilian meat exports which came into effect at the end of 2Q11.

Net sale of meat exports increased by 4.9% to R$ 2.4 billion with volume reduction of 6.7%. Average FOB prices in US dollars were 12.5% higher in relation to the previous year as result of the foreign exchange rate pressure in the period and led to a reduction of export revenues when translated into Reais.

Dairy Products – Only refrigerated dairy products were exported, a total of 188 tons equivalent to R$ 1.5 million in revenues.

Market performance:

Far East – No significant progress was made in 3Q11 with respect to the ratification of new plants for exports of chicken to China. The solution to border crossing problems with Hong Kong and the period leading up to the Chinese New Year, give grounds for optimism in the performance of this region. There were no major changes in the Japanese market in 3Q11.

Eurasia – The Russian trade embargo on a large part of Brazilian exporting plants continues in effect with still no indication as to when the situation will return to normal. However, during the course of the quarter, the Ukraine took a large part of the volumes previously destined for Russia, thus diminishing the negative impact of the measure.

Europe – In this region, the prevailing difficulties in some countries, more notably Greece, Italy and Portugal had still to impact on our businesses in 3Q11. However, a keen eye on events will have to be maintained. It is worth pointing out that adjustments to the local structure were made for ensuring that the strategic plan for the region is fully implemented.

Middle East – There were two important events in this region during the quarter: the announcement of a new plant in the United Arab Emirates with a focus on higher added value products (breaded products, hamburgers, etc.) and a marketing campaign focused on the religious period of Ramadan for further enhancing regional customer loyalty to the Sadia brand, a brand which is Top of Mind in the area.

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Management Report / Comments on the Performance

Africa, Americas and other countries – In Africa, the Company continued to pursue its principal objective of improving relationships with some distributors in those countries considered strategic. During 3Q11, some below the line marketing initiatives were undertaken in various countries of the continent in order to improve brand penetration. The market reported stability during the period and the forecast is that this scenario will remain so in 4Q11. In the Americas, 3Q11 was notable for the marketing campaign for specialty meat high added value products as part of the process of ensuring our products become better known, particularly in Chile and Argentina.

	THOUSAND TONS			R$ MILLION
Exports	3Q11	3Q10	% CH.	3Q11	3Q10	% CH.

Meats	555	595	(7)	2,430	2,316	5
In Natura	476	501	(5)	1,986	1,878	6
Poultry	415	426	(3)	1,625	1,482	10
Pork/Beef	61	75	(18)	361	396	(9)
Elaborated/Processed (meats)	79	93	(16)	443	438	1
Dairy Products	0	0	-	2	2	-
Milk	-	-	-	-	-	-
Dairy Products/Juice/Others	0	0	-	2	2	-
Other Processed	7	7	(6)	27	15	72
Soybean Products/ Others	8	6	-	10	4	-
Total	570	608	(6)	2,468	2,338	6
Processed	86	101	(15)	472	456	3
% Total Sales	15	17		19	19

	THOUSAND TONS			R$ MILLION
Exports	YTD11	YTD10	% CH.	YTD11	YTD10	% CH.

Meats	1,655	1,734	(5)	7,403	6,712	10
In Natura	1,419	1,470	(3)	6,129	5,478	12
Poultry	1,222	1,255	(3)	4,980	4,344	15
Pork/Beef	197	215	(8)	1,148	1,134	1
Elaborated/Processed (meats)	236	264	(11)	1,275	1,234	3
Dairy Products	0	2	-	2	13	(89)
Milk	-	0	-	-	1	-
Dairy Products/Juice/Others	0	2	-	2	12	-
Other Processed	18	11	54	53	45	17
Soybean Products/ Others	38	6	-	33	4	-
Total	1,711	1,753	(2)	7,491	6,775	11
Processed	254	278	(9)	1,329	1,292	3
% Total Sales	15	16		18	19

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Management Report / Comments on the Performance

Exports by Region
(% net revenues)

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Management Report / Comments on the Performance

Net Sales – BRF registered net operating sales of R$ 6.3 billion in 3Q11, 10.4% higher year-on-year, principally driven by good domestic market performance and stable in relation to 2Q11. For the first nine months of the year, net operating sales totaled R$ 18.6 billion, a 14.3% increase.

Breakdown in Net Sales – 9M11 (%)

Domestic Market – DM
Export Market - E

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Management Report / Comments on the Performance

Net Sales by market – (%)

Cost of Sales – The cost of sales rose by 9.3% to R$ 4.7 billion. Thanks to the capture of synergies principally with respect to the supply chain, the percentage of COGS in relation to Net Sales fell by 70 basis points in relation to 3Q10 from 75.2% to 74.5%. However, the costs of the principal raw materials as well as direct materials squeezed margins in the quarter.

For the first three quarters of 2011, the cost of sales increased 12.1% in relation to the equal period in 2010, a reduction of 140 basis points.

Gross Profit and Gross Margin – Gross Profit amounted to R$ 1.6 billion, a gain of 13.5%, reflected in an improvement of 70 basis points in gross margin from 24.8% to 25.5% of Net Sales, the result of growth in sales and a reduction in production costs in 3Q11 compared with 3Q10. For the first nine months of 2011, Gross Profit amounted to R$ 4.7 billion – 21.1% higher, again reflecting the good accumulated results for the first nine months and the incorporation of synergies in the light of the merger between BRF and Sadia.

Operating Expenses – Operating expenses increased 10.3% due to the 50.1% rise in fixed commercial expenses and of 36% in administrative expenses, this due to investments in the implementation of IT systems and final payments to consultancies advising on the merger process. However, variable commercial expenses for the period were 28.6% less in 3Q11 compared to 3Q10, due to the reduction of logistical costs.

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Management Report / Comments on the Performance

Other Operating Results – The other operating results item reported R$ 62.7 million against R$ 65.5 million for 3Q10, 4.2% down, largely relating to the costs of idle capacity – a reflection of the pre-operational phase of the new industrial units. In addition, Brazilian tax regulations require that profit sharing is also booked under this item.

Operating Profit and Margin – Thanks to the improvement in business performance, operating profit before financial results (EBIT) was R$ 454.9 million, a gain of 25.6% on an operating margin which was 80 basis points higher – an increase from 6.4% to 7.2% in margin between the two comparative quarters. In the first nine months of 2011, the Company reported growth in operating profits of 61.4%, equivalent to a margin of 8.0%, totaling R$ 1.5 billion for operating profit with a gain of 230 basis points.

Financial – Financial expenses totaled R$ 186.6 million against R$ 30.4 million in 3Q10, predominantly due to the significant devaluation of the Real against the US dollar during the period (18.8%). Given its substantial exports, the Company undertakes operations with the specific purpose of protecting its foreign exchange rate risk (hedge). In accordance with the hedge accounting standards (CPC 38 and IAS 39), BRF utilizes financial derivatives instruments (as for example, NDF) and non-derivatives financial instruments (as for example, foreign currency debt) to conduct hedging operations and concomitantly, to eliminate the respective unrealized foreign exchange rate variations from the income statement (under the Financial Expenses line).

The use of non-derivatives financial instruments for foreign exchange cover continues to allow significant reductions in the net currency exposure in the balance sheet, resulting in substantial benefits through the matching of the currency liability flows with export shipments, therefore contributing to a reduction in the volatility of the income statement.

On September 30, the non-financial derivatives instruments designated as hedge accounting for foreign exchange cover amounted to USD496MM with a reduction in currency exposure in the balance sheet of the same value. In addition, the financial derivatives instruments designated as hedge accounting according to the concept of cash flow hedge for coverage of highly probable exports totaled USD1,220MM + EUR 321MM + GBP69.8MM and also contributed directly to the reduction in currency exposure. In both cases, the unrealized result for foreign exchange rate variation was accounted in the shareholders’ equity account (under OCI -- Other Comprehensive Income), thus avoiding the impact on the Financial Expenses.

Net debt totaled R$ 4.8 billion, 38.8% more than reported on June 30 2011, representing 1.5 times net debt in relation to EBITDA, mainly due to the impact of exchange rate devaluation as well as the need for cash to support the Company’s investments. The currency exposure in the balance sheet was US$ 424 million against US$ 91 million in 2Q11.

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Management Report / Comments on the Performance

Debt Profile

R$ Million	09.30.2011			12.31.2010
Debt	Current	Noncurrent	Total	Total	% Ch.

Local Currency	1,990	1,512	3,502	3,216	9%
Foreing Currency	1,482	3,490	4,973	3,970	25%
Gross Debt	3,473	5,002	8,475	7,187	18%
Cash Investments
Local Currency	1,548	67	1,615	1,059	53%
Foreing Currency	1,892	103	1,995	2,493	(20%)
Total Cash Investments	3,441	170	3,611	3,552	2%
Net Accounting Debt	32	4,832	4,864	3,634	34%
Exchange Rate Exposure - US$ Million			(424)	85	-

Income Tax and Social Contribution – Quarterly income tax and social contribution totaled a positive R$ 87.7 million, reflecting the different tax rates on results at overseas subsidiaries and the currency translation effect on foreign investments.

Net Income and Net Margin – Net income was R$ 365.0 million in the quarter, corresponding to a net margin of 5.8%, a 72.7% increase in relation to 3Q10. The improvement reflects a satisfactory trading performance, capture of synergies and the positive impact of events during the third quarter. For the first nine months of the year, net income was R$ 1.2 billion, a 180.8% increase following the recovery in the export market and the good performance recorded in domestic sales. Consequently, the Company was able to report a gain in net accumulated margin of 400 basis points from 2.7% to 6.7% of net sales.

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Management Report / Comments on the Performance

EBITDA – BRF posted EBITDA of R$ 722.5 million during 3Q11, a 17% gain in relation to 3Q10 and reflecting the improvement in results. EBITDA margin was 11.5% against 10.8% (a gain of 70 basis points). If compared with 2Q11, EBITDA margin was down 100 basis points, reflecting the impact of foreign exchange rate volatility on export revenue, pressure of grain costs – in turn a reflection of the higher costs of production of the principal raw materials, and delays in the shipment of exports following diversion from the main ports utilized by the Company due to flooding.

Operating cash generation in the form of EBITDA (earnings before financial overheads, taxes and depreciation) for the year was R$ 2.3 billion, 38.7% better than for the first nine month period in 2010. The principal factors driving this result were: the higher volume of processed products commercialized in the domestic market, the recovery in export business and synergy gains. EBITDA margin for the period rose from 10.3% to 12.5%, a 220 basis points gain.

Breakdown of EBITDA

EBITDA - R$ Million	3Q11	3Q10	% CH.	YTD11	YTD10	% CH.

Net Income	365	211	73	1,246	444	181
Non Controlling Shareholders	(9)	3	-	(4)	1	-
Income Tax and Social Contribution	(88)	118	-	(43)	149	-
Net Financial	187	30	514	294	331	(11)
Equity Accounting and Other Operating Result	51	46	11	170	175	(3)
Depreciation and Amortization	217	209	3	662	576	15
= EBITDA	723	617	17	2,325	1,676	39

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Management Report / Comments on the Performance

Quarterly EBITDA – R$ million

3Q07 and 3Q08 does not include Sadia
3Q09 to 3Q11 includes Sadia

Shareholders’ Equity – Shareholders’ Equity as at September 30 2011 was R$ 14.1 billion against R$ 13.6 billion on December 31 2010, a 3.9% increase and reflecting a 12.2% return on annualized investment.

Combination of the Businesses – The accounting and fiscal treatment given to the association agreement was measured in line with the prevailing practices with allocation either to fixed assets or long-term assets, under the “Intangible” item and to be subject to annual evaluation using the impairment test (non- recoverability).

IFRS – BRF has adapted its procedures in full for evaluation of balance sheet items, changes in requirements for disclosure of information, and analysis of the economic essence of the transition to IFRS rules, in accordance with Brazilian accounting pronouncements – CPCs.

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Management Report / Comments on the Performance

Performance	3Q11	3Q10	YTD11	YTD10

Share price - R$*	32.18	25.75	32.18	25.75
Traded Shares (Volume) - Millions	172.7	129.4	482.1	433.4
Performance	21.4%	8.6%	17.7%	13.5%
Bovespa Index	(16.2%)	13.9%	(24.5%)	1.2%
IGC (Brazil Corp. Gov. Index)	(12.7%)	18.7%	(18.9%)	10.0%
ISE (Corp. Sustainability Index)	(10.1%)	9.3%	(11.0%)	2.6%

Share price - US$*	17.53	15.53	17.53	15.53
Traded Shares (Volume) - Millions	148.1	75.8	379.5	215.8
Performance	1.2%	17.1%	3.9%	18.6%
Dow Jones Index	(12.1%)	10.4%	(5.7%)	3.5%

* Closing Price

Performance

The Company registered daily financial volumes on the BMF&Bovespa and NYSE – New York Stock Exchange of US$ 89.8 million in the quarter, a 104.4% improvement compared to 3Q10. Share and ADR performance improved 21.4% and 1.2%, respectively, reflecting the enhanced performance of these securities following CADE’s approval of the merger and contrary to the general trend in the leading stock indices which reported a significant decline in the period.

Share Performance

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Management Report / Comments on the Performance

 ADR Performance

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Management Report / Comments on the Performance

Financial Trading Volume – 9M11
Average US$ 81.2 million/day – 78% higher

Social Balance

BRF runs programs for training leaders appropriate to their various hierarchical levels. During the third quarter, the ‘Our Way of Leading’ program provided training to all the leaders in the Company’s operational areas. In the fourth quarter, individual development plans will be concluded for all the vice presidents, directors and managers. The functional competences model has been introduced in the areas and for senior management. Thus, managers and teams already employ the competencies in the processes for attraction and selection, training and development, career appraisal and guidance.

The Company also operates a Trainees Program – since January 2011 with group of 30 members selected from a total of about 15 thousand applicants. The selection process for the 2012 group began in the third quarter with the significant number of 19,065 enrolled candidates. During the quarter, the Interns Program was begun - designed for the formation of future young professionals.

The selection for the Global Development Program also got underway. This is a project which focuses on the overseas market and is designed to hire qualified professionals who are able to bring their professional experience and knowledge in the BRF’s chosen markets. After a period of training, development and familiarization with the Company, these professionals will be ready to assume leadership positions.

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Management Report / Comments on the Performance

Begun in early 2011, the Company also continued its initiatives under the Attraction and Retention Plan for employees at the industrial plants. Among these initiatives were the standardization of positions and salary brackets and the implementation of a plan of assiduity.

BRF implemented its SSMA Project in 2008 for matters related to Health, Safety and Environment, initially contemplating the operational areas. Due to the concern in expanding this practice – its focus being on secure behavior, on the health of the direct employees and outsourced workers and on sustainability – in October, steps were taken to expand the project to all the areas also benefiting the communities contiguous to company plants as well. In the quarter, the Company has already implemented the project initiatives at the corporate units. Numbers indicate that the expanded project has been highly successful. The accident frequency rate with time off work has declined 35% in less than a year (the accident frequency rate is the total number of accidents with time off work divided by a million man/hours worked pursuant to the NBR 14.280 standard).

The Company delivered 252 houses under the Housing program operated by BRF for its employees.

Again in the third quarter, a corporate leaders' alignment event was run by the Company. One of the themes of this meeting was the BRF culture, a project which will unify the best of the combined cultures of Perdigão and Sadia into a single corporate culture.

Through all these initiatives, the Company maintains its focus on the fundamental pillars established in the Strategic Plan for the development of employees, namely: to develop the BRF culture, to have a global vision, develop leadership and foster the SSMA culture and practices.

Stock Option Plan – Currently, the Company has 3,911,336 stock options granted to 55 executives with a maximum exercising validity of five years as established in the Compensation Plan Regulations approved by the AGM/EGM of March 31 2010.

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Management Report / Comments on the Performance

Added Value – R$ million

Added Value Distribution	YTD11	YTD10

Human Resources	2,701	2,271
Taxes	2,587	2,529
Interest	1,088	1,227
Interest on Equity	292	53
Retention	954	391
Non-controlling shareholders	(4)	1
Total	7,618	6,473

Sustainability

The Company has implemented the BRF Volunteers Program which includes the publication on the Internet of the Program’s policy. The first BRF Volunteers Action involving about 600 volunteer workers, has already been undertaken in 27 municipal districts.

In September 2011, BRF signed up to the Communiqué, a document validated by business leaders through the Corporate Leaders Network for Climate Action (CLN). BRF is a signatory to the Communiqué, together with other companies from various sectors in South America, Europe, Africa, Asia and the United States.

Recognition - BRF Brasil Foods was placed second in the ranking of The Best Companies for the Shareholders in the ‘Market Value over R$ 15 billion’ category. The Company scored the maximum – 10 – in Corporate Governance among the awards announced by Capital Aberto magazine. Governance was one of the five aspects to be evaluated in the award criteria, together with liquidity, creation of value, shareholder return and dividends and sustainability. This is the sixth Best Companies for the Shareholders award presented by Capital Aberto, an important publication specializing in capital markets, in partnership with Stern Stewart do Brasil. Information for arriving at the scores for Corporate Governance were based on research conducted by the Fipecafi Center for Governance Studies using public documents submitted to the Brazilian Securities and Exchange Commission (CVM) and also investor relations sites. The survey as a whole was conducted by a FEA-USP professor, Alexandre Di Miceli da Silveira, a renowned academic specializing in the finance and corporate governance areas. BRF was also outstanding in the Sustainability item being a component of BM&FBOVESPA’s ISE (Corporate Sustainability Stock Index) BM&FBOVESPA. Among the various initiatives promoted by the Company is the management of hydraulic resources, with a permanent program for the reuse of water, and energy efficiency.

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Management Report / Comments on the Performance

Remuneration to Shareholders – As approved by the Meeting of the Board of Directors on August 29 2011, shareholders remuneration of R$ 0.33591469 per share was paid out in the form of interest on equity, with retention of Withholding Tax at source according to the current legislation and already allowing for the deduction of shares held as treasury stock. The shares began trading on an ex-interest on equity as from June 30 2011.

Buyback of Shares – On May 30, the Company’s Board of Directors authorized a share buy-back program to run for ninety days for the acquisition of up to 4,068,336 common shares, all book entry and with no par value, corresponding to 0.466% of its capital stock, excluding treasury shares. The Program is designed to maintain the shares as treasury stock to attend the needs of the “Stock Option Plan” and the “Additional Stock Option Plan”, both approved by the Ordinary and Extraordinary Shareholders’ Meeting of March 31 2010. It is incumbent on the Company’s Board of Executive Officers to decide the dates and the amount of shares to be effectively acquired within the valid limits and terms authorized in the Program. The total repurchase amount during the period was 2,630,100 shares.

Rating – Fitch Ratings has assigned a BBB- rating to the Company with stable Outlook (investment grade). Standard & Poor´s has attributed a BB+ rating and Moody’s, Ba1 with a positive Outlook.

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Management Report / Comments on the Performance

Diffuse Control – Equal Rights
As of September 30 2011

Capital Stock – R$ 12.6 billion
Number of Shares – 872,473,246

New Market - BRF signed up to the BM&FBovespa’s Novo Mercado on April 12 2006 binding it to settle disputes through the Arbitration Panel according to the arbitration clause written into its bylaws and regulations.

Risk Management - BRF and its subsidiaries adopt a series of previously structured measures for maintaining the risks inherent to its businesses under the most rigorous control, details of which are shown in explanatory note 4 of the Financial Statements. Risks involving the markets in which the Company operates, sanitary controls, grains, nutritional safety and environmental protection, as well as internal controls and financial risks are all monitored.

Independent Auditor – No disbursements of consultancy fees were made to the independent auditors during the period. The engagement of these services requires prior Board approval and adheres to the rules and restrictions established by the legislation, conditional on this not undermining the independence and objectivity of our auditors. The Company’s financial information shown herein is in accordance with accounting practices adopted in Brazil and is an integral part of the audited financial statements. Non-financial information as well as other operating information has not been subject to auditing on the part of our independent auditors.

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Management Report / Comments on the Performance

Pursuant to CVM Instruction 480/09 at a meeting on October 27 2011, the management declares it has discussed, reviewed and agreed both the opinions expressed in the report of the independent auditors and also the financial statements for the quarter ending on September 30 2011.

BRF and Sadia Association – On July 13 2011, the Administrative Council for Economic Defense – CADE approved the Association between BRF and Sadia S.A., conditional on compliance with the provisions contained in the Performance Agreement -TCD, which was also signed on the same date.

The measures established in the TCD are limited to Brazil only and the markets and/or categories of products specified therein. The Company and Sadia are free to operate in the export market as a whole, the domestic dairy products market and the domestic food service business as long as they do not violate TCD requirements and effectiveness. The documents with respect to this agreement are available in the website: www.brasilfoods.com/ri.

On the basis of an analysis of the results announced in 2010, the sale of assets and brands agreed with CADE represent revenues of R$ 1.7 billion and equivalent to volumes of 456 thousand tons of in natura, elaborated and processed products as well as festive product lines and margarines. Suspended Perdigão and Sadia brand categories are equivalent to a further R$ 1.2 billion in sales revenues.

Agreement was also reached on the sale of the entire direct or indirect stake in the capital stock of Excelsior Alimentos S.A. by the wholly owned subsidiary of BRF to Sadia S.A., with the consequent transfer to the future purchaser of the entire tangible and intangible assets. The respective impact of this divestment is also incorporated in the amounts mentioned in the preceding paragraph.

The Perdigão brand as well as all the rights associated to it, remains the property of BRF and used normally in various processed food categories such as breaded items, hamburgers, bologna sausage, fresh sausage, frozen ready-to-eat meals (except lasagna), bacon, poultry festive products, in addition to the entire line of in natura products, among others. In 2010, the volume subject to TCD restrictions would have represented sales of about one third of all Perdigão branded products.

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Management Report / Comments on the Performance

Synergies

We revised our estimates of net synergies before taxes and employee participation, coming from Sadia and BRF merger, after the approval from CADE. Revised estimates at about R$560 million for 2011. The company has the objective to realize net synergies of about R$ 1 billion per year in the period between 2012-2013 and will stabilize at these levels going forward. In order to achieve such results, there is an investment required of approximately R$700 million during the period of 2011-2013.

The expected synergies are in line with the mapping process conducted by the company. However, the achievement of such objectives will depend on the execution of processes in areas such as purchasing (grains and other raw materials), manufacturing, agribusiness and logistics. Investments mentioned above are also a requirement to achieve such results.

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Management Report / Comments on the Performance

BALANCE SHEET - R$ Million	09.30.2011	12.31.2010	% CH.

Assets	29,479	27,752	6.2
Current Assets	11,092	10,021	10.7
Cash and Cash Equivalents	1,849	2,311	(20.0)
Marketable Securities	1,592	1,032	54.2
Trade Accounts Receivable, Net	2,450	2,565	(4.5)
Inventories	2,872	2,136	34.5
Biological Assets	1,125	901	24.9
Recoverable Taxes	814	696	17.0
Other Financial Assets	7	99	(93.4)
Other Current Assets	384	282	36.4

Non-Current Assets	18,386	17,731	3.7
Marketable Securities	170	209	(18.7)
Deferred Income Tax	2,779	2,488	11.7
Recoverable Taxes	806	767	5.1
Biological Assets	373	378	(1.3)
Other Long Term Assets	675	557	21.0
Investments	16	17	(8.4)
Property, Plant and Equipment	9,326	9,067	2.9
Intangible Assets	4,241	4,247	(0.2)

Liabilities	29,479	27,752	6.2
Current Liabilities	7,025	5,686	23.5
Payroll And Related Charges	556	387	43.6
Trade Accounts Payable	2,247	2,059	9.1
Tax Payable	156	211	(26.1)
Short-Term Debt	3,106	2,228	39.4
Other Current Liabilities	829	736	12.6
Provisions	131	65	101.4

Long Term	8,281	8,429	(1.8)
Long-Term Debt	5,002	4,975	0.5
Other Noncurrent Liabilities	579	764	(24.2)
Deferred Income Tax	1,724	1,636	5.4
Provisions	975	1,054	(7.5)

Shareholders' Equity	14,173	13,637	3.9
Capital Stock Restated	12,460	12,460	-
Reserves/Accumulated Earnings	2,381	1,134	110.0
Other Results	(307)	35	-
Interest on Equity	(292)	-	-
Treasury Shares	(68)	(1)	9,090.4
Non-Controlling Shareholders	(1)	8	(118.2)

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Management Report / Comments on the Performance

INCOME STATEMENT - R$ MILLION	3Q11	3Q10	% CH.	YTD11	YTD10	% CH.

Net Sales	6,292	5,702	10	18,607	16,281	14
Domestic Market	3,824	3,364	14	11,116	9,506	17
Exports	2,468	2,338	6	7,491	6,775	11
Cost of Sales	(4,687)	(4,287)	9	(13,895)	(12,391)	12
Gross Profit	1,606	1,415	13	4,712	3,890	21
Operating Expenses	(1,091)	(990)	10	(3,022)	(2,797)	8
Income Before Financial Results (EBIT)	515	426	21	1,691	1,093	55
Financial Expenses, Net	(187)	(30)	514	(294)	(331)	(11)
Other Operating Results/Equity Accounting	(60)	(63)	(6)	(198)	(168)	17
Income after Financial Expenses and Other	268	332	(19)	1,199	594	102
Income Tax and Social Contribution	88	(118)	-	43	(149)	-
Employees'/Manangement Profit Sharing	9	(3)	-	4	(1)	-
Net Income	365	211	73	1,246	444	181
Net Margin	5.8%	3.7%	210 bps	6.7%	2.7%	400 bps
EBITDA	723	617	17	2,325	1,676	39
EBITDA Margin	11.5%	10.8%	70 bps	12.5%	10.3%	220 bps

All forward-looking statements contained in this report regarding the Company’s business prospects, projected results and the potential growth of its businesses are mere forecasts based on local management expectations in relation to the Company’s future performance. Dependent as they are on market shifts and on overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to change.

On July 13 2011, the plenary session of the Administrative Council for Economic Defense – CADE approved the Association between BRF and Sadia S.A., conditional on compliance with the provisions in the Performance Agreement – TCD signed between the parties. These documents can be accessed via the website: www.brasilfoods.com/ri.

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

1. COMPANY’S OPERATIONS

Founded in 1934, in the State of Santa Catarina, BRF – Brasil Foods S.A. (“BRF”) and its subsidiaries (collectively “Company”) is one of Brazil’s largest companies in the food industry. With a focus on raising, producing and slaughtering of poultry, pork and beef, processing and/or sale of fresh meat, processed products, milk and dairy products, pasta, frozen vegetables and soybean derivatives, among which the following are highlighted:

  Frozen whole chicken and chicken, turkey, pork and beef cuts;

  Ham products, sausages, bologna, frankfurters and other smoked products;

  Hamburgers, breaded meat products, kibes and meatballs;

  Lasagnas, pizzas, vegetables, cheese breads, pies and frozen pastries;

  Milk, dairy products and desserts;

  Juices, soy milk and soy juices;

  Margarine; and

  Soy meal and refined soy flour, as well as animal feed.

The Company's activities are segregated into two operating segments, domestic and foreign markets.

Currently, the Company operates 44 meat processing plants, 15 milk and dairy products processing plants, 3 margarine processing plants, 4 pasta processing plants, 1 dessert processing plant, and 1 soybean crushing plant, all of them located near to the Company’s raw material suppliers or to the main consumer centers. In the foreign market, the Company has subsidiaries in the United Kingdom, Italy, Austria, Hungary, Japan, The Netherlands, Russia, Singapore and United Arab Emirates, Portugal, France, Germany, Turkey, China, Cayman Islands, Venezuela, Uruguay, Chile and 1 cheese processing plant in Argentina.

The Company has an advanced distribution system and uses 38 distribution centers, delivering its products to supermarkets, retail stores, wholesalers, food service stores and other institutional customers of the domestic market and exporting to more than 145 countries.

The BRF has a large number of brands, the principal of which are: Batavo, Claybon, Chester®, Confiança, Delicata, Doriana, Elegê, Fazenda, Nabrasa, Perdigão, Perdix,Fiesta, Hot Pocket, Miss Daisy, Nuggets, Qualy, Rezende, Sadia, Speciale Sadia, Texas and Wilson, in addition to licensed brands such as Turma da Mônica.

The table below summarizes the direct and indirect ownership interests of the Company, as well as the activities in which these companies are engaged to:

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes
1.1.	Interest in subsidiaries

Subsidiary	Main activity	Country	09.30.11	12.31.10
PSA Laboratório Veterinário Ltda.	Veterinary activities	Brazil	88.00%	88.00%
Sino dos Alpes Alimentos Ltda.	Industrialization and commercializations of products	Brazil	99.99%	99.99%
PDF Participações Ltda.	Holding	Brazil	1.00%	1.00%
Sino dos Alpes Alimentos Ltda.	Industrialization and commercializations of products	Brazil	0.01%	0.01%
Vip S.A. Emp. Part. Imobiliárias	Commercialization of ow ned real estate	Brazil	65.49%	65.49%
Estab. Levino Zaccardi y Cia. S.A.	Processing of dairy products	Argentina	10.00%	10.00%
Avipal S.A. Construtora e Incorporadora (a)	Construction and real estate marketing	Brazil	100.00%	100.00%
Avipal Centro-oeste S.A. (a)	Industrialization and commercializations of milk	Brazil	100.00%	100.00%
Estab. Levino Zaccardi y Cia. S.A.	Processing of dairy products	Argentina	90.00%	90.00%
UP! Alimentos Ltda.	Industrialization and commercializations of products	Brazil	50.00%	50.00%
Perdigão Trading S.A. (a)	Holding	Brazil	100.00%	100.00%
PSA Laboratório Veterinário Ltda	Veterinary activities	Brazil	12.00%	12.00%
PDF Participações Ltda.	Holding	Brazil	99.00%	99.00%
Perdigão Export Ltd. (a)	Import and export of products	Cayman Island	100.00%	100.00%
Crossban Holdings GmbH	Holding	Austria	100.00%	100.00%
Perdigão Europe Ltd.	Import and export of products	Portugal	100.00%	100.00%
Perdigão International Ltd.	Import and export of products	Cayman Island	100.00%	100.00%
BFF International Ltd	Unrestricted activities	Cayman Island	100.00%	100.00%
Highline International (a)	Unrestricted activities	Cayman Island	100.00%	100.00%
Perdigão UK Ltd	Marketing and logistics services	United Kingdom	100.00%	100.00%
Plusfood Germany GmbH	Import and export of products	Germany	100.00%	100.00%
Perdigão France SARL	Import and export of products	France	100.00%	100.00%
Plusfood Holland B.V.	Administrative services	The Netherlands	100.00%	100.00%
Plusfood Groep B.V.	Holding	The Netherlands	100.00%	100.00%
Plusfood B.V.	Import and export of products	The Netherlands	100.00%	100.00%
Plusfood Wrexham	Import and export of products	United Kingdom	100.00%	100.00%
Plusfood Finance UK Ltd.	Financial fund-raising	United Kingdom	100.00%	100.00%
Plusfood Iberia SL	Distribuition of food products	Spain	100.00%	100.00%
Plusfood Italy SRL	Import and export of products	Italy	67.00%	67.00%
BRF Brasil Foods Japan KK	Import and export of products	Japan	100.00%	100.00%
Brasil Foods PTE Ltd.	Marketing and logistics services	Singapore	100.00%	100.00%
Plusfood Hungary Trade and Service LLC	Import and export of products	Hungary	100.00%	100.00%
Plusfood UK Ltd.	Marketing and logistics services	United Kingdom	100.00%	100.00%
Acheron Beteiligung-sverwaltung GmbH (b)	Holding	Austria	100.00%	100.00%
Xamol Consul. Serv. Ltda (a)	Import and export of products	Portugal	100.00%	100.00%
BRF Brasil Foods Africa Ltd. (c)	Import and export of products	South Africa	100.00%	-
Sadia Chile S.A. (d)	Import and export of products	Chile	40.00%	-
Sadia S.A.	Industralization and commercialization of products	Brazil	100.00%	100.00%
Sadia International Ltd.	Import and export of products	Cayman Island	100.00%	100.00%
Sadia Uruguay S.A.	Import and export of products	Uruguay	100.00%	100.00%
Sadia Alimentos S.A. (e)	Import and export of products	Argentina	-	5.00%
Sadia Chile S.A.	Import and export of products	Chile	60.00%	60.00%
Sadia Alimentos S.A. (e)	Import and export of products	Argentina	-	95.00%
Sadia U.K. Ltd.	Commercialization of real estate and others	United Kingdom	100.00%	100.00%
Concórdia Foods Ltd. (f)	Commercialization of real estate and others	United Kingdom	-	100.00%
Vip S.A. Emp. Part. Imobiliárias	Commercialization of ow ned real estate	Brazil	34.51%	34.51%
Estelar Participações Ltda. (a)	Holding	Brazil	99.90%	99.90%
Sadia Industrial Ltda.	Industrialization and commercialization of commodities	Brazil	99.90%	99.90%
Estelar Participações Ltda. (a)	Holding	Brazil	0.10%	0.10%
Sadia Overseas Ltd.	Financial fund-raising	Cayman Island	100.00%	100.00%
Sadia GmbH	Holding	Austria	100.00%	100.00%
Wellax Food Logistics C.P.A.S.U. Lda	Import and export of products	Portugal	100.00%	100.00%
Sadia Foods GmbH	Import and export of products	Germany	100.00%	100.00%
BRF Foods Limited Liability Company	Import and export of products	Russia	10.00%	10.00%
Qualy B.V. (b)	Import and export of products	The Netherlands	100.00%	100.00%
Sadia Japan KK	Import and export of products	Japan	100.00%	100.00%
Badi Ltd.	Import and export of products	Arab Emirates	100.00%	100.00%
Al-Wafi	Import and export of products	Saudi Arabia	75.00%	75.00%
BRF Foods Limited Liability Company	Import and export of products	Russia	90.00%	90.00%
Baumhardt Comércio e Participações Ltda.	Consulting	Brazil	73.94%	73.94%
Excelsior Alimentos S.A.	Slaughterhouse for pork	Brazil	25.10%	25.10%
Excelsior Alimentos S.A.	Slaughterhouse for pork	Brazil	46.01%	46.01%
K&S Alimentos S.A.	Industrialization and commercialization of products	Brazil	49.00%	49.00%
Sadia Alimentos S.A. (e)	Import and export of products	Argentina	100.00%	-

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(a) Dormant subsidiaries.

(b) The wholly-owned subsidiary Acheron Beteiligung-sverwaltung GmbH owns 100 direct subsidiaries in Madeira Island, Portugal, with an investment of R$1,550 (R$616 on December 31, 2010), and the wholly-owned subsidiary Qualy B.V. owns 48 subsidiaries in the Netherlands, and the amount of this investment, as of September 30, 2011 , is represented by a net capital deficiency of R$10,556 (R$8,913 on December 31, 2010), the purpose of these two subsidiaries is to operate in the European market to increase the Company’s market share, which is regulated by a system of poultry and turkey import quotas.

(c) In April 2011, constitution of the wholly-owned subsidiary BRF Brasil Foods Africa Ltd, in South Africa.

(d) Acquisition of 40% capital interest from non-controlling shareholders.

(e) Acquisition of interest from subsidiaries at book value, from september 2011 is a wholly-owned subsidiaries of Sadia S.A.

(f) Company´s activities were terminated from July 2011.

The Company has been negociating the acquisition of certain assets related to the integration, production and slaughtering of porks. As part of such negociation, the Company paid in advance an amount of approximately R$110,000 and the assets subject to this transaction are being held as collateral. The Company is evaluating the applicability of regulatory requirements related to this potential acquisition.

1.2. Performance Commitment Term

According to the press release issued on July 13, 2011, the Company, its wholly-owned subsidiary Sadia and Administrative Council for Economic Defense (“CADE”) celebrated the Performance Commitment Term (“TCD”) which introduced certain requirements aiming the following:

(1) preventing that the unification of operations of the Company and its subsidiary imply in substantial elimination of competition;

(2) creating conditions to the existence of an effective competitor in markets impacted by operation;

(3) generating conditions for fast and efficient entrance of competitors in the markets mentioned; and

(4) ensuring that the benefits arising from the association are distributed equitably among the participants on the one side, and final consumers, on the other.

The terms established in the TCD are limited to Brazilian territory, in the markets and / or certain categories of products. The Company and its wholly-owned subsidiary are free to operate in the foreign market as a whole, in the dairy market and in the food service domestic market, as long as such activities do not interfere in the assumptions and effectiveness of the TCD.

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

In order to satisfy the objectives of the TCD, the Company and its wholly-owned subsidiary are committed to take the following actions:

(1)

disposal of the following brands: Rezende, Wilson, Texas, Tekitos, Patitas, Escolha Saudável, Light Ellegant, Fiesta, Freski, Confiança, Doriana and Delicata, as well as all the rights of intellectual property related to these brands;

(2)	jointly dispose all assets and rights related the following production plants:

Processing plant	State	Activity
Carambeí	PR	Pork slaughtering, processing finished goods, manufacturing of animal feed, pork farms and hatcheries
Três Passos	RS	Pork slaughtering, processing finished goods, pork farms and hatcheries
Brasília	DF	Poultry slaughtering, processing finished goods, manufacturing of animal feed, pork farms and hatcheries
São Gonçalo	BA	Poultry slaughtering, processing finished goods, manufacturing of animal feed, pork farms and hatcheries
Salto Veloso	SC	Processing of finished goods
Bom Retiro do Sul	RS	Processing of finished goods
Lages	SC	Processing of finished goods
Duque de Caxias	RJ	Processing of finished goods
Várzea Grande	MS	Processing of finished goods
Valinhos	SP	Processing of finished goods
Excelsior	RS	Processing of finished goods

The total productive capacity to be disposed of shall correspond to 730 thousand tons per year;

(3)	disposal of all assets and rights related the following distribution center:

Location	State
Salvador	BA
Duque de Caxias	RJ
Campinas	SP
Bauru	SP
Brasília	DF
São José dos Pinhais	PR
Ribeirão Preto	SP
Cubatão	SP

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(4)	transfer of the entire portfolio of contracts with poultry and pork outgrowers, currently used in order to ensure the supply to the specific processing units related in item (2) above;

(5)	suspension of the use of the Perdigão brand, as from signing the disposal of contract in the Brazilian territory, in the following products and periods:

Product	Period
Cooked hams, luncheon meat	3 years
Pork festive line	3 years
Smoked sausage and pork sausage	3 years
Salamis	4 years
Lasagna	5 years
Frozen pizzas	5 years
Kibes and meat balls	5 years
Turkey cold cuts light line	5 years

(6)	suspension of the use of the Batavo brand, as from signing the disposal of contract during 4 years, for the products indicated in item (5) above.

The CADE has been assessing Company´s commitments derived from TCD, the company is subject to penalties in case of noncompliance of CADE´s provisions which ultimately includes the review of the operation.

In order to attend the commitments derived from TCD, Company´s management set up a plan to sell the above mentioned facilities including the related assets, rights and obligations. Additionally, the plan comprises the necessary actions to transfer de productive capacity of 730 thousand tons. to the future acquiries as established in TCD, which include: the transfer of assets, installation of new production lines, shutdowns of existing production line followed by transfer to other production plants.

It is Company´s management understanding that the reclassification of the assets, rights and obligations above mentioned as assets held for sale is not applicable since the assets are no immediately available for sale due to the following:

(i)	the necessary adjustments to transfer the productive capacity of 730 thousand of tons. to the future acquirer;

(ii)	the majority of property, plant and equipment to be sold are encumbered as collateral for financing and/or tax proceedings and other; and

(iii)	Due to the factors described above, it is not possible to determine accurately the fair value of the assets to be disposed and determine its sales price.

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

As the assets, rights and obligations satisfy the conditions to be classified as held for sale as the requirement of CVM Deliberation No. 598 they will be appropriately reclassified in the financial statements.

Management´s expectation is to realize the disposal of the assets during 2012.

The Company has not identified an indication of impairment of any assets to be recorded in the financial statements for the period ended on September, 30 2011.

1.3. Seasonality

The Company does not operate with any significant seasonality impact through the fiscal year. In general, during the fourth quarter the demand in the domestic market is slightly stronger than in the other quarters, mainly due to the year-end celebration such as Christmas and New Years Eve. The most sold products are: turkey, Chester® and ham.

2. MANAGEMENT’S STATEMENT AND BASIS OF PREPARATION AND PRESENTATION OF THE QUARTERLY FINANCIAL INFORMATION

The Company’s consolidated quarterly financial information are in accordance with the accounting practices adopted in Brazil which comprise the rules issued by the Brazilian Securities Commission (“CVM”) and the pronouncements and interpretations of the Brazilian Accounting Pronouncements Committee (“CPC”), which are in conformity with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).

The Company’s individual quarterly financial information has been prepared in accordance with the accounting practices adopted in Brazil and for presentation purposes, are identified as (“BR GAAP”). Such quarterly financial information differs from IFRS in relation to the evaluation of investments in associates and joint ventures, which were measured and recorded based on the equity accounting method rather than at cost or fair value, as is required by IFRSs.

The Company’s individual and consolidated quarterly financial information, are expressed in thousands of Brazilian Reais, as well as, the amount of other currencies disclosed in the quarterly financial information, when applicable, were also expressed in thousands.

The preparation of the Company’s quarterly financial information requires Management to make judgments, use estimates and adopt assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, as well as the disclosures of contingent liabilities, as of the reporting date. However, the uncertainty inherent to these judgments, assumptions and estimates could lead to results requiring a material adjustment to carrying amount of the affected asset or liability in future periods.

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

The settlement of the transactions involving these estimates can result in amounts that significantly different from those recorded in the quarterly financial information due to the lack of precision inherent to the estimation process. The Company reviews its judgments, estimates and assumptions on a quarterly basis.

The individual and consolidated quarterly financial information was prepared based on the historical cost except for the following material items recognized in the balance sheet:

  derivative financial instruments measured at fair value;

  derivative financial instruments measured at fair value through the statement of income;

  financial assets available for sale measured at fair value; and

  assets and liabilities of acquired companies from January 1, 2009 recorded initially at fair value.

3. SUMMARY OF ACCOUNTING PRACTICES

The quarterly financial information was prepared according to CVM Deliberation No. 581/09, which establishes the minimum content of interim financial statements and the principles for measurement and recognition of full set or condensed financial statements for an interim period.

The interim financial statements, in this case denominated as quarterly financial information, is aiming to provide updated information based on the last annual financial statements disclosed. Therefore, the quarterly financial information is focused on new activities, events and circumstances and do not duplicate the information previously disclosed, except in the case where Management judged that the maintenance of the information was relevant.

The current quarterly financial information was consistently prepared based on the accounting policies and estimates calculation methodology adopted in the preparation of the annual financial statements for the year ended December 31, 2010 (note 4). There were no changes of any nature related to such policies and estimates calculation methodology. As allowed by CVM Deliberation No. 581/09, Management decided not to disclose again the details of the accounting policies adopted by the Company, hence, it is necessary the reading of the quarterly financial information together with the annual financial statements for the year ended December 31, 2010, in order to allow the quarterly financial information users to enlarge their understanding regarding the Company’s capacity of profit and future cash flows generation as well as its financial conditions and liquidity.

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

4.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

4.1.	Overview

In the normal course of its business, the Company is exposed to market risks related mainly to the fluctuation of interest rates, foreign exchange rates and commodity prices. The Company utilizes hedging instruments to mitigate its exposure to these risks, based on a Financial Risk Management Policy (“Risk Policy”) under the management of the Financial Risk Management Committee, Board of Executive Officers and Board of Directors.

The Company has policies and procedures to manage such exposures and can use hedging instruments, provided they are approved by the Board of Directors, in order to reduce the impacts of these risks.

The Policy does not authorize the Company to contract leveraged transactions in derivative markets, and determines that individual hedge operations (notional) must be limited to 2.5% of the Company’s shareholders’ equity.

Considering the objective of hedging transactions to mitigate the risks and the uncertainties to which the Company is exposed, the results obtained in the nine period ended on September 30, 2011 met the established objectives.

In the annual financial statements for the year ended December 31, 2010, Management provided the details about the workflow of the Risk Policy (note 5), which has not been changed during the nine month period ended September 30, 2011, and therefore, in the quarterly financial information and, therefore, only the balance sheet and statement of income figures of the financial instruments hired are presented.

4.2. Interest rate risk management

The interest rate risk is the risk of the Company suffering economic losses due to adverse changes in the interest rates.

The Company’s Risk Policy does not restrict exposure to the different interest rates and does not establish limits between fixed and floating rates either.

The Company’s indebtedness is essentially tied to the London Interbank Offered Rate (“LIBOR”), fixed coupon (Brazilian Reais e U.S. Dollars), Long Term Interest Rate (“TJLP”) and Brazilian National Development Bank Monetary Unit (“UMBNDES”) rates. In the event of adverse changes in the market that result in LIBOR hikes, the cost of the floating indebtedness rises and on the other hand, the cost of the fixed indebtedness decreases in relative terms. The same consideration is applicable to the TJLP.

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

Regarding to the Company's marketable securities investments, the main index is the Interbank Deposit Certificate (“CDI”) for investments in the domestic market and fixed coupon for investments in the foreign market.

The results obtained in relation to the objectives proposed by the Company concerning exposure to interest rates were attained in the nine month period ended on September 30, 2011.

4.3. Foreign exchange risk management

Foreign exchange risk is the risk of fluctuations of foreign currency exchange rates causing the Company to incur unexpected losses, leading to a reduction of the values of assets or an increase of the amounts of obligations.

The main exposures, to which the Company is subject, as regards foreign exchange variations, refer to the fluctuation of the U.S. Dollar (“US$” or “USD”) and also of the Euro and of the British Pound in relation to the Brazilian Real.

4.3.1. Breakdown of the balances of exposure in foreign currency

Assets and liabilities in foreign currency impact on the financial results are shown as follows:

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	09.30.11	12.31.10	09.30.11	12.31.10
Cash and cash equivalents and marketable securities	44,633	166,691	2,130,982	2,493,006
Trade accounts receivable - third parties	51,395	65,869	1,170,127	951,041
Accounts receivable from subsidiaries	385,154	186,752	-	-
Dollar futures agreements	-	121,336	-	121,336
Inventory	5,275	3,526	113,871	100,912
Forward contracts (NDF) (a)	-	-	-	(241,738)
Exchange rate contracts (SWAP)	(364,033)	-	(364,033)	-
Loans and financing	(976,931)	(863,737)	(4,606,182)	(4,016,076)
Pre-payment exports designated as hedge accounting	920,239	803,955	920,239	803,955
Trade accounts payable	(35,988)	(37,704)	(231,552)	(105,817)
Advance pre-payment from subsidiaries	(1,761,757)	(560,695)	-	-
Other operating assets and liabilities, net	3,998	1,433	80,927	35,093
	(1,728,015)	(112,574)	(785,621)	141,712

Foreign exchange exposure in US$	(931,846)	(67,563)	(423,652)	85,051

(a) Offshore non-deliverable forwards (“NDFs”) not designated as hedge accounting, impacting financial result and not shareholders' equity.

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

The Company's total foreign exchange in September 30, 2011 exposure is US$423,652 and is within the limit established by the Risk Policy.

4.3.2. Breakdown of the balances of derivative financial instruments

The consolidated positions of outstanding derivatives on September 30, 2011 and December 31, 2010 are as follows:

					BR GAAP and IFRS
					Consolidated 09.30.2011
Instrument	Subject to hedge	Maturity	Receivable	Payable	Reference value (notional)	Market value (1)
NDF	Exchange rate	10/2011to 07/2012	R$ (Pre- of 12.41%)	US$	2,262,368	(164,845)
NDF	Exchange rate	10/2011to 08/2012	R$ (Pre- of 8.89%)	EUR	800,510	(35,051)
NDF	Exchange rate	10/2011to 08/2012	R$ (Pre- of 7.94%)	GBP	202,218	(10,292)
NDF	Exchange rate	12/2011	US$ (Pre- of -0.27%)	EUR	124,690	1,922
Swap	Exchange rate	07/2013	US$ +7%	R$ (76%from CDI)	56,112	957
Swap	Exchange rate	10/2011to 12/2013	US$ +LIBOR 3M +3.83%	R$ (97,50%from CDI)	330,750	(22,710)
Swap	Interest rate	08/2012 to 06/2018	US$ +LIBOR 3M +1.43%	US$ +3.92%	370,880	(18,131)
Swap	Interest rate	05/2012	US$ +LIBOR 3M +3.85%	US$ +5.78%	55,632	(567)
Swap	Interest rate	07/2012 to 02/2019	US$ +LIBOR 6M +1.76%	US$ +4.79%	1,091,977	(70,343)
Swap	Interest rate	11/2012	US$ +LIBOR 12M +0.71%	US$ +3.70%	185,440	(7,896)
Swap	Exchange rate	03/2015	R$ (Pre- of 9.60%)	US$ +1.38%	364,033	(39,901)
Options	Live cattle	10/2011to 12/2011	R$	R$	165,370	(18)
NDF	Live cattle	09/2011to 11/2011	R$	R$	10,050	147
Future contract	Live cattle	12/2011	R$	R$	27,785	136
					6,047,815	(366,592)

					BR GAAP and IFRS
					Consolidated 12.31.2010
Instrument	Subject to hedge	Maturity	Receivable	Payable	Reference value (notional)	Market value (1)
NDF	Exchange rate	01/2011to 11/2011	R$ (Pre- of 9.66%)	US$	716,466	54,541
NDF	Exchange rate	01/2011to 11/2011	R$ (Pre- of 9.49%)	EUR	416,636	22,974
NDF	Exchange rate	01/2011to 11/2011	R$ (Pre- of 9.40%)	GBP	112,561	7,862
NDF	Exchange rate	01/2011to 06/2011	R$ (Pre- of 8.21%)	US$	241,738	11,149
NDF	Exchange rate	03/2011	US$ (Pre- of 0.23%)	EUR	100,260	(1,677)
Swap	Exchange rate	07/2013	US$ +7%	R$ (76%from CDI)	56,112	(756)
Swap	Exchange rate	01/2011to 12/2013	US$ +LIBOR 3M +3.83%	R$ (97.50%from	330,750	(42,793)
Swap	Interest rate	01/2010 to 08/2013	US$ +LIBOR 3M +0.25%	US$ +2.37%	172,230	(3,951)
Swap	Interest rate	05/2012	US$ +LIBOR 3M +3.85%	US$ +5.78%	62,787	(886)
Swap	Interest rate	01/2011to 08/2013	US$ +LIBOR 6M +0.80%	US$ +3.77%	838,762	(23,780)
Swap	Interest rate	11/2012	US$ +LIBOR 12M +0.71%	US$ +3.70%	198,025	(6,974)
Options	Exchange rate	01e 02/2011	R$	US$	85,461	2,068
Options	Live cattle	08 to 11/2011	R$	R$	44,039	(225)
Future contract	Exchange rate	02/2011	US$	R$	121,336	(1,104)
Future contract	Live cattle	01to 10/2011	R$	R$	4,422	(17)
					3,501,585	16,431

(1) The market value determination method used by the Company consists of calculating the future value based on the contracted conditions and determining the present value based on market curves, extracted from the database of Bloomberg and BM&F.

Management understands that the results obtained with these derivative operations are in full compliance with the Risk Policy adopted by the Company.

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

4.4. Breakdown of the balances of financial instruments designated for cash flow hedge accounting and export revenues

4.4.1. Interest rate swap

				BR GAAP and IFRS
			Parent company and Consolidated
					09.30.11
Assets (Hedged object)	Liabilities (Protected risk)	Notional	Maturity date	Balance (contract curve)	Balance (MTM)
Libor 6M + 1.75% pa	4.22% pa	US$26,000	07/25/12	(178)	(685)
Libor 6M	4.06% pa	US$42,857	07/22/13	(481)	(3,375)
Libor 6M + 0.80% pa	4.31% pa	US$24,000	08/23/13	(93)	(1,565)
Libor 6M + 0.80% pa	4.36% pa	US$16,000	07/19/13	(157)	(1,071)
Libor 3M + 0.5% pa	3.96% pa	US$10,000	08/20/12	(65)	(509)
Libor 3M + 0.5% pa	3.96% pa	US$20,000	08/15/12	(154)	(1,030)
Libor 3M + 0.5% pa	3.96% pa	US$20,000	08/10/12	(171)	(1,036)
Libor 6M	3.82% pa	US$12,000	03/20/13	(22)	(695)
Libor 6M	3.79% pa	US$18,000	02/13/13	(120)	(1,033)
Libor 6M + 1.65% pa	4.15% pa	US$20,000	05/10/13	(289)	(864)
Libor 6M + 0.60% pa	2.98% pa	US$50,000	12/19/12	(395)	(2,195)
Libor 6M + 0.60% pa	2.99% pa	US$50,000	11/26/12	(529)	(2,219)
Libor 6M + 1.55% pa	3.55% pa	US$30,000	07/02/12	(152)	(409)
Libor 12M + 0.71% pa	3.57% pa	US$50,000	11/19/12	(1,625)	(3,717)
Libor 12M + 0.71% pa	3.82% pa	US$50,000	11/26/12	(1,787)	(4,179)
Libor 3M	0.78% pa	US$50,000	08/03/12	(66)	(78)
Libor 6M + 2.82% pa	5.86% pa	US$100,000	01/22/18	(409)	(17,496)
Libor 3M + 2.60% pa	5.47% pa	US$100,000	06/18/18	(248)	(15,478)
Libor 6M + 2.70% pa	5.90% pa	US$100,000	02/01/19	(264)	(19,493)
Libor 6M + 2.70% pa	5.88% pa	US$100,000	02/01/19	(262)	(19,243)
7% pa	76% CDI	US$35,000	07/15/13	(77)	957
Libor 3M + 2.50% pa	92.5% CDI	US$50,000	10/01/13	(1,969)	(7,269)
Libor 3M + 4.50% pa	100% CDI	US$100,000	12/23/13	(349)	(15,441)
				(9,862)	(118,123)

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes
(in thousands of Brazilian Reais)

4.4.2. Non-deliverable forwards - NDF

BR GAAP and IFRS
Consolidated
09.30.11
NDF	R$ x USD				R$ x EUR				R$ x GBP
Maturities	Curve	MTM	Notional	Average USD	Curve	MTM	Notional	Average EUR	Curve	MTM	Notional	Average GBP
October 2011	(20,929)	(21,399)	170,000	1.7398	(1,856)	(1,694)	38,000	2.4538	(630)	(706)	9,700	2.8384
November 2011	(18,051)	(22,408)	165,000	1.7637	(3,123)	(3,887)	43,000	2.4531	(884)	(1,224)	9,000	2.8233
December 2011	(12,431)	(13,014)	115,000	1.7974	(3,290)	(4,469)	32,000	2.4172	(822)	(1,176)	7,800	2.8239
January 2012	(14,679)	(18,015)	145,000	1.7955	(2,851)	(3,711)	32,000	2.4539	(726)	(954)	7,000	2.8542
February 2012	(17,680)	(20,448)	155,000	1.7969	(2,324)	(3,471)	32,000	2.4750	(907)	(1,067)	7,000	2.8499
March 2012	(13,966)	(15,202)	93,000	1.7721	(2,350)	(3,235)	30,000	2.4870	(929)	(1,113)	6,200	2.8362
April 2012	(20,109)	(19,863)	131,000	1.7930	(1,828)	(2,735)	32,000	2.5233	(851)	(995)	6,000	2.8638
May 2012	(17,971)	(16,863)	118,000	1.8099	(3,342)	(3,811)	28,000	2.4816	(959)	(1,203)	6,000	2.8396
June 2012	(7,645)	(7,098)	55,000	1.8330	(3,077)	(3,169)	21,000	2.4761	(706)	(762)	4,100	2.8664
July 2012	(12,805)	(10,535)	73,000	1.8237	(2,928)	(2,607)	16,000	2.4700	(459)	(556)	3,500	2.9064
August 2012	-	-	-	-	(2,517)	(2,262)	17,000	2.5013	(408)	(536)	3,500	2.9261
	(156,266)	(164,845)	1,220,000	1.7865	(29,486)	(35,051)	321,000	2.4694	(8,281)	(10,292)	69,800	2.8491

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes
(in thousands of Brazilian Reais)

4.4.3. Exports pre-payments - PPEs

As authorized by CVM Deliberation No. 604/09, the Company uses the exchange rates variation of export pre-payments (“PPEs”) finance facilities contracts as a hedge instrument with the objective to protect the exchange rate risk applied to highly probable future sales in foreign currency.

The position of the PPEs designated as hedge accounting as of September 30, 2011, are as follows:

BR GAAP and IFRS
Consolidated
09.30.11
Hedge Instrument	Subject to hedge	Type of risk hedged	Maturity	Notional (US$)	MTM
PPEs	Foreign Market Sales	US$ (E.R.)	From 10.2011 to 01.2018	496,246	920,239

The unrealized gains and losses from PPEs designated as hedge accounting, recorded in the shareholders’ equity is represented by the amount of R$38,172

4.5. Gains and losses of hedging derivative financial instruments

The amounts of realized and unrealized gains and losses of financial instruments in the nine month period ended September 30, 2011 affected the Company’s net income in the accounts of financial income or expenses as well as shareholders’ equity, as shown below:

BR GAAP
Parent company
	Shareholders' equity		Statement of income
	09.30.11	12.31.10	09.30.11	09.30.10
Derivatives intended for protection
Exchange risks	(229,546)	46,024	(2,395)	(1,959)
Interest rate risk	(50,693)	(28,829)	(6,940)	(6,637)
	(280,239)	17,195	(9,335)	(8,596)
Derivatives intended for financial results
Interest rate risk	-	-	(567)	-
Exchange risks	-	-	(39,901)	(986)
Live cattle market risk	-	-	265	(262)
	-	-	(40,203)	(1,248)
	(280,239)	17,195	(49,538)	(9,844)

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

	BR GAAP and IFRS
	Consolidated
	Shareholders' equity		Statement of income
	09.30.11	12.31.10	09.30.11	09.30.10
Derivatives intended for protection
Exchange risks	(229,546)	46,024	(2,395)	(1,959)
Interest rate risk	(88,905)	(28,829)	(7,465)	(6,637)
	(318,451)	17,195	(9,860)	(8,596)

Derivatives intended for financial results
Interest rate risk	-	-	(566)	-
Exchange risks	-	-	(37,980)	3,848
Live cattle market risk	-	-	265	(262)
	-	-	(38,281)	3,586
	(318,451)	17,195	(48,141)	(5,010)

4.5.1. Breakdown by category of the balances of financial instruments – except derivatives:

	BR GAAP
	Parent company 09.30.11
	Loans and receivables	Available for sale	Trading securities	Financial liabilities	Total
Assets
Amortized cost
Trade accounts receivable	1,223,566	-	-	-	1,223,566
Credit notes	112,064	-	-	-	112,064
Fair value
Marketable securities	-	1,348	856,036	-	857,384
Liabilities
Amortized cost
Trade accounts payable	-	-	-	(1,066,734)	(1,066,734)
Loans and financing
Local currency	-	-	-	(1,759,852)	(1,759,852)
Foreign currency	-	-	-	(976,931)	(976,931)
	1,335,630	1,348	856,036	(3,803,517)	(1,610,503)

	BR GAAP
	Parent company 12.31.10
	Loans and receivables	Available for sale	Trading securities	Held to maturity	Financial liabilities	Total
Assets
Amortized cost
Marketable securities	-	-	-	27	-	27
Trade accounts receivable	1,093,893	-	-	-	-	1,093,893
Credit notes	122,651	-	-	-	-	122,651
Fair value
Marketable securities	-	1,679	620,424	-	-	622,103

Liabilities
Amortized cost
Trade accounts payable	-	-	-	-	(1,098,375)	(1,098,375)
Loans and financing
Local currency	-	-	-	-	(1,364,658)	(1,364,658)
Foreign currency	-	-	-	-	(863,737)	(863,737)
	1,216,544	1,679	620,424	27	(3,326,770)	(1,488,096)

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes
(in thousands of Brazilian Reais)

	BR GAAP and IFRS
	Consolidated 09.30.11
	Loans and receivables	Available for sale	Trading securities	Held to maturity	Financial liabilities	Total
Assets
Amortized cost
Marketable securities	-	-	-	252,423	-	252,423
Trade accounts receivable	2,453,321	-	-	-	-	2,453,321
Credit notes	225,119	-	-	-	-	225,119
Fair value
Marketable securities	-	222,230	1,287,391	-	-	1,509,621
Liabilities
Amortized cost
Trade accounts payable	-	-	-	-	(2,246,660)	(2,246,660)
Loans and financing
Local currency	-	-	-	-	(3,502,235)	(3,502,235)
Foreign currency	-	-	-	-	(4,606,182)	(4,606,182)
	2,678,440	222,230	1,287,391	252,423	(10,355,077)	(5,914,593)

	BR GAAP and IFRS
	Consolidated 12.31.10
	Loans and receivables	Available for sale	Trading securities	Held to maturity	Financial liabilities	Total
Assets
Amortized cost
Marketable securities	-	-	-	227,691	-	227,691
Trade accounts receivable	2,571,979	-	-	-	-	2,571,979
Credit notes	134,803	-	-	-	-	134,803
Fair value
Marketable securities	-	390,256	623,512	-	-	1,013,768

Liabilities
Amortized cost
Trade accounts payable	-	-	-	-	(2,059,196)	(2,059,196)
Loans and financing
Local currency	-	-	-	-	(3,216,073)	(3,216,073)
Foreign currency	-	-	-	-	(3,986,866)	(3,986,866)
	2,706,782	390,256	623,512	227,691	(9,262,135)	(5,313,894)

4.6. Determination of the fair value of financial instruments

The Company discloses its financial assets and liabilities at fair value, based on the pertinent accounting pronouncements that define fair value, which refers to concepts of valuation and practices, and requires certain disclosures on the fair value.

Regarding to fair value disclosures, the Company applies the hierarchy requirements of CVM Deliberation No. 604/09, which were fully disclosed in the annual financial statements for the year ended December 31, 2010 (note 5.6), which have not been changed in the nine month period ended September 30, 2011.

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes
(in thousands of Brazilian Reais)

4.6.1. Comparison between book value and fair value of financial instruments

The comparison between book value and fair value of financial instruments is presented below:

	BR GAAP
	Parent company
	09.30.11		12.31.10
	Book value	Fair value	Book value	Fair value
Cash and cash equivalents	94,006	94,006	211,159	211,159
Marketable securities:
Available for sale	1,348	1,348	1,679	1,679
Trading securities	856,036	856,036	620,424	620,424
Held to maturity	-	-	27	27
Trade accounts receivable, net	1,223,566	1,223,566	1,093,893	1,093,893
Notes receivable	112,064	112,064	122,651	122,651
Short and long term debt	(2,736,783)	(2,736,783)	(2,228,395)	(2,228,395)
Trade accounts payable	(1,066,734)	(1,066,734)	(1,098,375)	(1,098,375)
Other financial assets	4,605	4,605	87,447	87,447
Other financial liabilities	(334,382)	(334,382)	(80,488)	(80,488)
	(1,846,274)	(1,846,274)	(1,269,978)	(1,269,978)

	BR GAAP
	Consolidated
	09.30.11		12.31.10
	Book value	Fair value	Book value	Fair value
Cash and cash equivalents	1,848,692	1,848,692	2,310,643	2,310,643
Marketable securities:
Available for sale	222,230	222,230	390,256	390,256
Trading securities	1,287,391	1,287,391	623,512	623,512
Held to maturity	252,423	258,223	227,691	236,067
Trade accounts receivable, net	2,453,321	2,453,321	2,571,979	2,571,979
Notes receivable	225,119	225,119	134,803	134,803
Short and long term debt	(8,108,417)	(8,178,189)	(7,202,939)	(7,327,400)
Trade accounts payable	(2,246,660)	(2,246,660)	(2,059,196)	(2,059,196)
Other financial assets	6,527	6,527	98,596	98,596
Other financial liabilities	(373,119)	(373,119)	(82,164)	(82,164)
	(4,432,493)	(4,496,465)	(2,986,819)	(3,102,904)

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes
(in thousands of Brazilian Reais)

4.6.2. Fair value valuation hierarchy

The table below presents the financial assets and liabilities of the parent company and of the consolidated balance sheet, and the general classification of these instruments according with to valuation hierarchy.

	BR GAAP
	Parent company
	09.30.11
	Level 1	Level 2	Level 3	Total
Assets
Financial assets
Available for sale:
Shares	1,348	-	-	1,348
Held for trading:
Bank deposit certificates	-	450,236	-	450,236
Financial treasury bills	405,800	-	-	405,800
Other financial assets:
Derivatives designed as hedge	-	3,843	-	3,843
Derivatives not designated as hedge	-	762	-	762
	407,148	454,841	-	861,989
Liabilities
Financial liabilities
Other financial liabilities
Derivatives designed as hedge	-	(293,417)	-	(293,417)
Derivatives not designated as hedge	-	(40,965)	-	(40,965)
	-	(334,382)	-	(334,382)

	BR GAAP
	Parent company
	12.31.10
	Level 1	Level 2	Level 3	Total
Assets
Financial assets
Available for sale:
Shares	1,679	-	-	1,679
Held for trading:
Bank deposit certificates	-	557,455	-	557,455
Financial treasury bills	62,969	-	-	62,969
Other financial assets:
Derivatives designed as hedge	-	87,445	-	87,445
Derivatives not designated as hedge	-	2	-	2
	64,648	644,902	-	709,550
Liabilities
Financial liabilities
Other financial liabilities
Derivatives designed as hedge	-	(78,254)	-	(78,254)
Derivatives not designated as hedge	-	(2,234)	-	(2,234)
	-	(80,488)	-	(80,488)

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes
(in thousands of Brazilian Reais)

	BR GAAP and IFRS
	Consolidated
	09.30.11
	Level 1	Level 2	Level 3	Total
Assets
Financial Assets
Available for sale:
Credit linked notes	-	135,612	-	135,612
Brazilian foreign debt securities	85,270	-	-	85,270
Shares	1,348	-	-	1,348
Held for trading:
Bank deposit dertificates	-	824,039	-	824,039
Financial treasury bills	463,352	-	-	463,352
Other financial assets
Derivatives designated as hedge	-	3,843	-	3,843
Derivatives not designated as hedge	-	2,684	-	2,684
	549,970	966,178	-	1,516,148
Liabilities
Financial liabilities
Other financial liabilities:
Derivatives designated as hedge	-	(332,154)	-	(332,154)
Derivatives not designated as hedge	-	(40,965)	-	(40,965)
	-	(373,119)	-	(373,119)

	BR GAAP and IFRS
	Consolidated
	12.31.10
	Level 1	Level 2	Level 3	Total
Assets
Financial Assets
Available for sale:
Purchase and sale commitments	-	129,158	-	129,158
Bank deposit certificates	-	74,792	-	74,792
Brazilian foreign debt securities	61,287	-	-	61,287
Financial treasury bills	52,938	-	-	52,938
Exclusive investment funds	-	45,723	-	45,723
Investment funds	24,679	-	-	24,679
Shares	1,679	-	-	1,679
Held for trading
Bank deposit certificates	-	560,543	-	560,543
Financial treasury bills	62,969	-	-	62,969
Other financial assets
Derivatives designated as hedge	-	87,445	-	87,445
Derivatives not designated as hedge	-	11,151	-	11,151
	203,552	908,812	-	1,112,364
Liabilities
Financial liabilities
Other financial liabilities
Derivatives designated as hedge	-	(78,254)	-	(78,254)
Derivatives not designated as hedge	-	(3,910)	-	(3,910)
	-	(82,164)	-	(82,164)

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

4.7. Credit management

The Company is potentially subject to the credit risk related to trade accounts receivable, financial investments and derivative contracts. The Company limits its risk associated with these financial instruments, allocating them to financial institutions selected by the criteria of rating and percentage of maximum concentration by counterparties.

The credit risk concentration of accounts receivable is minimized due to the diversification of the customer portfolio and concession of credit to customers with sound financial and operational conditions. The Company does not normally require collateral for credit sales, yet it has a contracted credit insurance policy for specific markets.

On September 30, 2011, the Company maintained financial investments above R$10,000 at the following financial institutions: Santander, Itaú Unibanco, Banco do Brasil, Bradesco, Votorantim, Deutsche Bank, Safra, Credit Suisse, BTG Pactual, HSBC, Morgan Stanley, BNB, Caixa Econômica Federal, Erste Bank, Banco do Nordeste and Citibank.

The Company also held derivative contracts with the following financial institutions: Santander, Citibank, HSBC, Credit Suisse, Banco do Brasil, Itaú BBA, Rabobank, Merrill Lynch, Deutsche Bank, Votorantim, Bradesco, JP Morgan, Banco Espírito Santo, Pactual and Morgan Stanley.

4.8. Liquidity risk management

Liquidity risk management aims to reduce the impacts caused by events which may affect the Company’s cash flow performance.

The table below summarizes the commitments and contractual obligations that may impact Company’s liquidity as of September 30, 2011:

	BR GAAP
	Parent company
	09.30.11
	Book value	Cash flow contracted	Up to 3 months	2012	2013	2014	2015	After 5 years
Non derivatives financial liabilities
Loans and financing	2,736,783	2,940,368	366,425	1,422,112	409,980	421,823	48,646	271,382
Trade accounts payable	1,066,734	1,066,734	1,066,734	-	-	-	-	-
Capital lease	31,139	34,987	4,858	17,216	10,437	1,234	1,242	-
Operational lease	-	232,440	24,182	75,514	52,165	36,590	43,989	-

Derivatives financial liabilities
Designated as hedge accounting
Interest rate derivatives	80,342	140,659	5,769	17,996	88,170	2,062	7,115	19,547
Currency derivatives	213,075	305,204	104,417	200,787	-	-	-	-
Not designated as hedge accounting
Interest rate derivatives	40,468	579	195	384	-	-	-	-
Commodities derivatives	497	496	496	-	-	-	-	-

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

	BR GAAP e IFRS
	Consolidated
	09.30.11
	Book value	Cash flow contracted	Up to 3 months	2012	2013	2014	2015	After 5 years
Non derivatives financial liabilities
Loans and financing	6,244,472	6,664,157	688,299	3,125,196	847,851	631,376	175,646	1,195,789
Bonds BRF	1,389,190	2,247,881	-	100,833	100,833	100,833	100,833	1,844,549
Bonds Sadia	474,755	654,837	15,936	31,873	31,873	31,873	31,873	511,409
Trade accounts payable	2,246,660	2,246,660	-	-	-	-	-	-
Capital lease	41,391	46,528	6,363	23,238	14,451	1,234	1,242	-
Operational lease	-	524,579	86,581	301,157	56,247	36,605	43,989	-

Derivatives financial liabilities
Designated as hedge accounting
Interest rate derivatives	119,080	200,444	5,769	26,506	96,640	10,438	15,585	45,506
Currency derivatives (NDF)	213,074	305,204	104,417	200,787	-	-	-	-
Not designated as hedge accounting
Interest rate derivatives	40,468	579	195	384	-	-	-	-
Commodities derivatives	497	496	496	-	-	-	-	-

4.9. Commodity price risk management

In the normal course of its operations, the Company purchases commodities, mainly corn, soymeal and live hog, which are some of the individual components of production cost.

Aiming to protect Company against the exposure of live cattle price variation, Management hired derivatives protection instruments which comprise the following categories: (i) cattle forward purchase, (ii) containment of own cattle, (iii) containment contract of cattle with partnership, and (iv) spot purchase of cattle with the objective to guarantee the slaughtering scale of cattle in the fallow.

The contracts are accounted for at fair value in the statement of income as financial income or expense, whenever is their maturity date.

On September 30, 2011 the Company held a short position in BM&F of 825 (137 on December 31, 2010) future contracts with maturity date between October and November 2011. In the counter market the Company held 100 short positions with maturity date November 2011. Additionally, the Company also held 2,860 short positions of option contracts (700 short position of option contracts on December 31, 2010) (note 4.3.2).

4.10. Sensitivity analysis chart

The Company has loans, payables and receivables in foreign currency, and in order to mitigate the risks incurred through foreign exchange exposure it contracts derivative financial instruments.

The Company understands that the present interest rate fluctuations do not significantly affect its financial result since it opted to change to fixed rate a considerable part of its floating interest rates debts by using derivative transactions (interest rates swaps). Company designates such derivatives as hedge accounting and therefore adopts special accounting treatment proving the prospective and retrospective effectiveness of the hedge transaction.

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes
(in thousands of Brazilian Reais)

Five scenarios are considered for the next twelve-month period in the table below, considering the percentage variations of the quotes of parity between the Brazilian Reais and U.S. Dollar, Brazilian Reais and Euro and Brazilian Reais and Pounds, whereas the most likely scenario is that adopted by the Company. The total of sales export analyzed corresponds to the total of derivative financial instruments and the amortization flow of PPEs for the following next 12 months designated as hedge accounting.

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes
(in thousands of Brazilian Reais)

Parity - Brazilian Reais x U.S. Dolar		1.8544	1.6690	1.3908	2.3180	2.7816
Transaction/Instrument	Risk	Scenario I	Scenario II	Scenario III	Scenario IV	Scenario V
		(probable)	(10% appreciation)	(25% apreciation)	(25% devaluation)	(50% devaluation)
NDF (hedge accounting)	Devaluation of R$	(82,828)	143,409	482,764	(648,420)	(1,214,012)
Pre payment export	Devaluation of R$	(38,171)	53,852	191,888	(268,231)	(498,291)
Exports	Appreciation of R$	91,204	(188,777)	(608,747)	791,155	1,491,106
Net effect		(29,795)	8,484	65,905	(125,496)	(221,197)
Statement of income		-	-	-	-	-
Shareholders' equity		(29,795)	8,484	65,905	(125,496)	(221,197)

Parity - Brazilian Reais x Euro		2.4938	2.2444	1.8704	3.1173	3.7407
Transaction/Instrument	Risk	Scenario I	Scenario II	Scenario III	Scenario IV	Scenario V
		(probable)	(10% appreciation)	(25% apreciation)	(25% devaluation)	(50% devaluation)
NDF (hedge accounting)	Devaluation of R$	(7,827)	72,224	192,300	(207,955)	(408,082)
Exports	Appreciation of R$	7,827	(72,224)	(192,300)	207,955	408,082
Net effect		-	-	-	-	-
Statement of income		-	-	-	-	-
Shareholders' equity		-	-	-	-	-

Parity - Brazilian Reais x Pound		2.5076	2.2568	1.8807	3.1345	3.7614
Transaction/Instrument	Risk	Scenario I	Scenario II	Scenario III	Scenario IV	Scenario V
		(probable)	(10% appreciation)	(25% apreciation)	(25% devaluation)	(50% devaluation)
NDF (hedge accounting)	Devaluation of R$	(3,349)	16,873	47,205	(53,903)	(104,458)
Exports	Appreciation of R$	3,349	(16,873)	(47,205)	53,903	104,458
Net effect		-	-	-	-	-
Statement of income		-	-	-	-	-
Shareholders' equity		-	-	-	-	-

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes
(in thousands of Brazilian Reais)

5. SEGMENT INFORMATION

The operating segments are reported consistently with the management reports provided to the chief operating decision makers (Board of Directors and Officers) for purposes of appraising the performance of each segment and allocating resources.

The reportable segments identified primarily observe the division by geographical region of sales of the Company, as: domestic and foreign market. In turn, these segments are subdivided according to the nature of the products whose characteristics are described below:

  Fresh (in natura): involves the production and trade of whole birds and poultry cuts as well as pork and beef cuts.

  Prepared and processed: involves the production and trade of processed poultry, pork and beef derivative foods, margarines and soy vegetarian products.

  Dairy: involves the production and trade of pasteurized and UHT milk as well as milk derivatives, including flavored milk, yogurts, fruit juices, soy-based beverages, cheeses and desserts.

  Others: involves the production and trade of animal feed, soymeal and refined soy flour.

The net sales for each one of the reportable operating segments are presented below:

	BR GAAP and IFRS
	Consolidated
	09.30.11	09.30.10
Net sales - domestic market:
In natura products	1,624,146	1,297,540
Processed products	5,605,026	4,559,279
Dairy products	1,930,297	1,718,711
Other	1,956,794	1,930,693
	11,116,263	9,506,223
Net sales - foreign market:
In natura products	6,128,715	5,477,515
Processed products	1,274,669	1,234,339
Dairy products	1,516	13,353
Other	86,045	49,593
	7,490,945	6,774,800
	18,607,208	16,281,023

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes
(in thousands of Brazilian Reais)

The operating results before financial income (expenses) and others for each one of the reportable operating segments are presented below:

	BR GAAP and IFRS
		Consolidated
	09.30.11	09.30.10
Operating income:
Domestic market	946,869	718,669
Foreign market	546,003	206,024
	1,492,872	924,693

No customer was individually responsible for more than 5% of the total revenue earned in the nine month period ended September 30, 2011.

Export net revenue by region is presented below:
	BR GAAP and IFRS
		Consolidated
	09.30.11	09.30.10
Export net income per region:
Europe	1,372,827	1,294,162
Far East	1,655,970	1,411,231
Middle East	2,359,251	2,124,706
Eurasia (including Russia)	643,820	811,005
America / Africa / Other	1,459,077	1,133,696
	7,490,945	6,774,800

The goodwill originated from the expectation of future profitability, as well as the intangible assets with indefinite useful life (trademarks and patents), were allocated to the reportable operating segments, taking into account the nature of the products manufactured in each segment (cash-generating unit), and the allocation is presented below:

	BR GAAP and IFRS
	Consolidated
	Domestic market		Foreign market		Total
	09.30.11	12.31.10	09.30.11	12.31.10	09.30.11	12.31.10
Goodwill due to expectation of future
profitability	1,896,442	1,896,442	938,236	936,532	2,834,678	2,832,974
Trademarks	1,065,478	1,065,478	190,522	190,522	1,256,000	1,256,000
Patents	4,455	4,957	584	375	5,039	5,332
	2,966,375	2,966,877	1,129,342	1,127,429	4,095,717	4,094,306

Information referring to the total assets by reportable segments is not being presented, as it does not compose the set of information made available to the Company’s Management, which make investment decisions on a consolidated basis.

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes
(in thousands of Brazilian Reais)

6. CASH AND CASH EQUIVALENTS

		BR GAAP		BR GAAP and IFRS
	Average	Parent company		Consolidated
	rate p.a.	09.30.11	12.31.10	09.30.11	12.31.10
Cash and bank accounts:
U.S. Dollar	-	-	583	154,393	70,334
Brazilian Reais	-	38,501	34,562	112,150	81,428
Euro	-	19,097	-	34,033	844
Others	-	-	-	3,786	4,701
		57,598	35,145	304,362	157,307
Highly liquid investments:
In Brazilian Reais:
Investment funds	11.82%	10,872	9,906	11,932	9,906
		10,872	9,906	11,932	9,906
In U.S. Dollar:
Interest bearing account	0.06%	-	11,012	52,025	345,700
Fixed term deposit	1.38%	-	152,492	988,170	1,651,745
Investment Fund (i)	0.25%	-	-	1,691	-
Overnight	0.08%	14,243	2,604	353,764	64,358
In Euro:
Interest bearing account	0.25%	11,293	-	62,442	74,272
Fixed term deposit	1.70%	-	-	28,770	-
Overnight	0.12%	-	-	12,534	3,054
Other Currencies:
Interest bearing account	0.08%	-	-	33,002	4,301
		25,536	166,108	1,532,398	2,143,430
		94,006	211,159	1,848,692	2,310,643

Financial investments classified as cash and cash equivalents are considered financial assets with the possibility of immediate redemption and are subject to an insignificant risk of change of value.

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes
(in thousands of Brazilian Reais)

7. MARKETABLE SECURITIES

			Average	BR GAAP		BR GAAP and IFRS
			interest	Parent company		Consolidated
	WATM (*)	Currency	rate p.a.	09.30.11	12.31.10	09.30.11	12.31.10
Available for sale:
Purchase and sale commitments	-	R$	-	-	-	-	129,158
Credit linked notes	7.48	US$	4.81%	-	-	135,612	-
Bank deposit certificates	-	R$	-	-	-	-	74,792
Brazilian foreign debt securities	2.71	US$	9.29%	-	-	85,270	61,287
Brazilian financial treasury bills	-	R$	-	-	-	-	52,938
Exclusive investment funds	-	US$	-	-	-	-	45,723
Investment funds	-	R$	-	-	-	-	24,679
Shares	-	R$	-	1,348	1,679	1,348	1,679
				1,348	1,679	222,230	390,256
Held for trading:
Bank deposit certificates	1.35	R$	12.08%	450,236	557,455	824,039	560,543
Financial treasury bills	3.18	R$	11.9%	405,800	62,969	463,352	62,969
				856,036	620,424	1,287,391	623,512
Held to maturity:
Credit linked notes	2.28	US$	4.80%	-	-	185,490	166,687
National treasury certificates	8.54	R$	12.00%	-	-	66,933	60,977
Capitalization security	-	R$	-	-	27	-	27
				-	27	252,423	227,691
				857,384	622,130	1,762,044	1,241,459
Current				857,384	622,130	1,592,089	1,032,375
Non-current				-	-	169,955	209,084

(*) Weighted average maturity in years.

There were no changes in the nature and characteristics of the marketable securities categories presented above, as disclosed in the annual financial statements for the year ended December 31, 2010 (note 9).

The national treasury certificates in the held to maturity subgroup are pledged as a guarantee of the loan obtained by means of the Special Program for Asset Recovery (“PESA”), see note 19.

Additionaly, on September 30, 2011, of the total of marketable securities, R$107,794 were pledged as collateral for futures contract operations in U.S. dollars and live cattle, traded on the Futures and Commodities Exchange (“BMF”). On December 31, 2010 the guarantees corresponded to R$27,500.

On September 30, 2011 , the maturities of the non-current marketable securities the consolidated balance sheet is as follow:

BR GAAP and IFRS
Maturities	Consolidated
2013	103,022
2015 onwards	66,933
169,955

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes
(in thousands of Brazilian Reais)

The Company conducted an analysis of sensitivity to foreign exchange rate (note 4.10).

8. TRADE ACCOUNTS RECEIVABLE AND OTHER

	BR GAAP		BR GAAP and IFRS
	Parent Company		Consolidated
	09.30.11	12.31.10	09.30.11	12.31.10
Current
Local third parties	762,296	825,824	1,298,770	1,636,694
Local related parties	31,207	21,108	3,151	-
Foreign third parties	50,902	65,426	1,165,807	948,389
Foreign related parties	385,154	186,752	-	-
( - ) Estimated losses with doubtful accounts	(9,469)	(12,167)	(17,883)	(20,054)
	1,220,090	1,086,943	2,449,845	2,565,029
Credit notes	33,585	29,515	72,913	41,667
	1,253,675	1,116,458	2,522,758	2,606,696
Non-current
Local third parties	47,796	33,825	48,962	47,955
Foreign third parties	493	443	4,320	2,652
( - ) Adjustment to present value	(712)	(872)	(712)	(872)
( - ) Estimated losses with doubtful accounts	(44,101)	(26,446)	(49,094)	(42,785)
	3,476	6,950	3,476	6,950
Credit notes	78,479	93,136	152,206	93,136
	81,955	100,086	155,682	100,086

The rollforward of estimated losses from doubtful accounts is presented below:

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	09.30.11	12.31.10	09.30.11	12.31.10
Beginning balance	38,613	42,431	62,839	68,679
Exchange rate variation	50	203	232	179
Additions	57,970	21,583	78,777	41,317
Increase (business combination) (1)	-	3,183	-	-
Reversals	(32,862)	(8,202)	(56,735)	(20,211)
Write-offs	(10,201)	(20,585)	(18,136)	(27,125)
Ending balance	53,570	38,613	66,977	62,839
(1) Merger of Avipal Nordeste S.A. on 03.31.10

The expense of the estimated losses on doubtful accounts was recorded under selling expenses in the statement of income. When efforts to recover accounts receivable prove fruitless, the amounts credited to estimated losses on doubtful accounts are generally reversed against the permanent write-off of the invoice.

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes
(in thousands of Brazilian Reais)

Breakdown by maturity of overdue amounts and not included in estimated losses on doubtful accounts.

	BR GAAP	BR GAAP and IFRS
	Parent company	Consolidated
	09.30.11	09.30.11	12.31.10
60 to 90 days	-	1,111	9,252
91 to 120 days	122	1,424	1,414
121 to 180 days	1,004	1,515	2,765
181 to 360 days	4,990	5,015	343
Above 360 days	1,534	1,534	2,815
	7,650	10,599	16,589

The receivables excluded from allowance for estimated losses on doubtful accounts are secured by letters of credit issued by financial institutions and by credit insurance contracted with insurance companies.

On December 31, 2010, parent company did not have overdue receivables excluded from the balance of estimated losses on doubtful accounts.

The breakdown of accounts receivable by maturity is as follows:

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	09.30.11	12.31.10	09.30.11	12.31.10
Amounts falling due	1,208,162	1,090,982	2,272,147	2,377,713
Overdue:
From 01 to 60 days	13,289	6,320	176,951	182,012
From 61 to 120 days	3,540	3,251	10,993	17,851
From 121 to 180 days	2,152	1,583	3,327	6,872
From 181 to 360 days	3,333	3,380	5,199	6,860
Above 360 days	47,372	27,862	52,393	44,382
( - ) Adjustment to present value	(712)	(872)	(712)	(872)
( - ) Estimated losses with doubtful accounts	(53,570)	(38,613)	(66,977)	(62,839)
	1,223,566	1,093,893	2,453,321	2,571,979

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes
(in thousands of Brazilian Reais)

9. INVENTORIES

		BR GAAP	BR GAAP and IFRS
	Parent company			Consolidated
	09.30.11	12.31.10	09.30.11	12.31.10
Finished goods	665,721	493,103	1,770,938	1,159,129
Goods for resale	7,775	6,140	8,246	20,518
Work in process	65,486	54,090	321,426	123,279
Raw materials	184,470	117,878	311,421	466,346
Packaging materials	34,793	39,204	76,775	85,485
Secondary materials	59,560	58,168	140,205	58,752
Warehouse	73,250	67,714	111,533	118,535
Goods in transit	8,584	279	26,650	60,919
Imports in transit	15,994	18,796	62,415	22,081
Advances to suppliers	69,887	40,505	69,887	50,935
( - ) Provision for adjustment to market value	(10,672)	(9,140)	(15,974)	(14,549)
( - ) Provision for deterioration	(2,718)	(4,694)	(5,766)	(10,591)
( - ) Provision for obsolescence	(1,814)	(2,202)	(5,755)	(5,030)
	1,170,316	879,841	2,872,001	2,135,809

The amount of the write-offs of inventories recognized in the cost of on for the nine month period ended on September 30, 2011 totaled R$7,401,192 at the parent company and R$13,894,972 in the consolidated quarterly information (on September 30, 2010 R$6,489,738 at the parent company and R$12,390,829 in the consolidated quarterly financial information), such amounts include the additions and reversals of inventory provisions presented in the table below:

	BR GAAP
	Parent company
	12.31.10	Additions	Reversals	Write-offs	09.30.11
Provision for inventory losses	(9,140)	(30,502)	28,970	-	(10,672)
Provision for deterioration	(4,694)	(3,708)	-	5,684	(2,718)
Provision for obsolescence	(2,202)	(291)	679	-	(1,814)
	(16,036)	(34,501)	29,649	5,684	(15,204)

	BR GAAP and IFRS
	Consolidated
					Exchange
	12.31.10	Additions	Reversals	Write-offs	rate variation	09.30.11
Provision for inventory losses	(14,549)	(36,776)	35,067	-	284	(15,974)
Provision for deterioration	(10,591)	(3,898)	2,858	5,863	2	(5,766)
Provision for obsolescence	(5,030)	(1,404)	679	-	-	(5,755)
	(30,170)	(42,078)	38,604	5,863	286	(27,495)

The additions presented in the provision for inventory losses are basically related to the decrease in the sales price of chicken griller occurred from July to August. From September there was a recovery in the sales price hence the provision was reversed.

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes
(in thousands of Brazilian Reais)

Additionally, during on the nine month period ended September 30, 2011 there were write-offs of inventories in the amount of R$19,622 at the parent company and R$38,209 in the consolidated (on September 30, 2010, R$11,190 at the parent company and R$11,495 in the consolidated), referring to items suffering deterioration, which have not been recorded in the provision for deterioration.

Management expects inventories to be recovered in a period of less than 12 months.

On September 30, 2011, the amount corresponding to R$49,671 (R$30,498 as of December 31, 2010) of the balance of inventories of the parent company and consolidated was pledged as collateral for rural credit operations.

10. BIOLOGICAL ASSETS

The group of biological assets of the Company comprises living animals which are separated by the categories: poultry, pork and bovine. These animals were separated into consumable and for production. The evaluation criteria and the accounting practices adopted by the Company related to biological assets have not changed in the period of nine months ended on September 30, 2011, when compared to the ones adopted in the preparation of the annual financial statements for the year ended on December 31, 2010 (note12).

In Management’s opinion, the fair value of the biological assets is substantially represented by the cost of formation especially due to the short life cycle of the animals and due to the fact that a significant portion of the profitability of our products derives from the manufacturing process, not from the obtainment of unprocessed meat (raw materials / slaughter). This opinion is supported by an annual appraisal report of fair value prepared by an independent expert, which assessed an immaterial difference between the two methodologies. Therefore, the Management maintained the registration of the biological assets at formation cost.

During the nine month period ended September 30 2011, Management has not identified any events that could have changed business conditions or severely affected the assumptions adopted, therefore, the appraisal report issued for December 31, 2010 was not updated.

The quantities and the accounting balances per category of biological asset are presented below:

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes
(in thousands of Brazilian Reais)

	BR GAAP
	Parent company
	09.30.11		12.31.10
	Quantity	Value	Quantity	Value
Consumable biological assets:
Immature poultry	96,843	189,398	97,615	185,068
Immature pork	1,609	250,587	1,889	223,994
Immature bovine	128	157,649	24	25,150
Total current	98,580	597,634	99,528	434,212
Production biological assets:
Immature poultry	3,552	44,497	3,750	40,186
Mature poultry	5,540	59,354	5,245	56,802
Immature pork	5	1,027	-	-
Mature pork	160	65,333	156	62,034
Total non-current	9,257	170,211	9,151	159,022
	107,837	767,845	108,679	593,234

	BR GAAP and IFRS
	Consolidated
	09.30.11		12.31.10
	Quantity	Value	Quantity	Value
Consumable biological assets:
Immature poultry	195,683	423,259	187,101	394,689
Mature poultry	-	-	483	1,611
Immature pork	3,592	544,015	4,155	479,187
Mature pork	-	-	-	44
Immature bovine	128	157,649	24	25,150
Total current	199,403	1,124,923	191,763	900,681
Production biological assets:
Immature poultry	7,555	100,400	7,372	88,193
Mature poultry	11,120	114,766	11,559	140,482
Immature pork	127	19,561	169	22,601
Mature pork	401	137,914	386	126,408
Total non-current	19,203	372,641	19,486	377,684
	218,606	1,497,564	211,249	1,278,365

The rollforward of biological assets for the period is presented below:

	BR GAAP
	Parent company
	Current				Non-current
	Poultry	Pork	Bovine	Total	Poultry	Pork	Total
Balance as of 12.31.10	185,068	223,994	25,150	434,212	96,988	62,034	159,022
Increase due to acquisition	43,022	323,561	150,117	516,700	12,811	33,035	45,846
Increase due to reproduction	384,804	17,743	56,820	459,367	104,005	1,024	105,029
Consuption of ration, medication and
remuneration of partnership	1,435,208	427,737	9,160	1,872,105	-	-	-
Accumulated depreciation	-	-	-	-	(109,953)	(29,733)	(139,686)
Reduction due to slaughtering	(1,858,704)	(742,448)	(83,598)	(2,684,750)	-	-	-
Balance as of 09.30.11	189,398	250,587	157,649	597,634	103,851	66,360	170,211

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes
(in thousands of Brazilian Reais)

	BR GAAP and IFRS
	Consolidated
	Current				Non-current
	Poultry	Pork	Bovine	Total	Poultry	Pork	Total
Balance as of 12.31.10	396,300	479,231	25,150	900,681	228,675	149,009	377,684
Increase due to acquisition	43,022	323,561	150,117	516,700	22,283	44,031	66,314
Increase due to reproduction	934,187	325,844	56,820	1,316,851	135,733	7,154	142,887
Consuption of ration, medication and
remuneration of partnership	3,210,071	1,083,481	9,160	4,302,712	115,809	56,361	172,170
Accumulated depreciation	-	-	-	-	(239,858)	(54,521)	(294,379)
Transfer between current and non-
current	-	-	-	-	(47,476)	(44,559)	(92,035)
Reduction due to slaughtering	(4,160,321)	(1,668,102)	(83,598)	(5,912,021)	-	-	-
Balance as of 09.30.11	423,259	544,015	157,649	1,124,923	215,166	157,475	372,641

The costs of the breeding animals are depreciated using the straight-line method for a period from 15 to 30 months.

11. ASSETS HELD FOR SALE

The balances rollforward of assets held for sale are presented below:

	BR GAAP
	Parent company
		Transfers from
		property, plant and
	12.31.10	equipment	Write-offs	09.30.11
Lands	1,537	1,201	-	2,738
Buildings and improvements	1,489	1,442	-	2,931
Machinery and equipment	200	112	(18)	294
Facilities	-	6	-	6
Others	-	16	-	16
	3,226	2,777	(18)	5,985

	BR GAAP and IFRS
	Consolidated
		Transfers from
		property, plant and
	12.31.10	equipment	Write-offs	09.30.11
Lands	42,900	1,201	(35,371)	8,730
Buildings and improvements	14,700	1,442	(7,979)	8,163
Machinery and equipment	1,853	112	(324)	1,641
Facilities	2,167	6	(2,167)	6
Others	625	16	(169)	472
	62,245	2,777	(46,010)	19,012

On June 06, 2011, the Company completed the disposal of land and corresponding buildings, located in São Paulo, in the state of São Paulo, with a book value of R$45,414, approved on November 8, 2010 by the Extraordinary General

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes
(in thousands of Brazilian Reais)

Shareholders’ Meeting of its wholly-owned subsidiary VIP S.A. Empreendimentos e Participações Societárias. The selling price was R$120,000, from which R$12,000 has already been received. The remaining amount of R$108,000 will be received from March 2012 in 35 consecutive monthly installments, in the amount of R$3,086 updated by the Consumer National Price Index (“INPC”). The disposal of this asset resulted in net gain of R$49,406 recognized as other operating results.

12. RECOVERABLE TAXES

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	09.30.11	12.31.10	09.30.11	12.31.10
State ICMS (VAT)	273,132	254,632	750,992	646,978
Withholding income tax and social contribution	189,999	235,613	225,453	257,096
PIS and COFINS (Federal Taxes to Fund Social Programs)	560,386	463,598	674,326	577,853
Import duty	290	218	9,920	9,108
IPI (Federal VAT)	1,979	2,913	57,668	58,701
Other	831	831	20,732	6,673
( - ) Allowance for losses	(21,230)	(22,014)	(118,615)	(93,110)
	1,005,387	935,791	1,620,476	1,463,299

Current	540,072	471,367	814,015	695,892
Non-current	465,315	464,424	806,461	767,407

The allowance for losses rollforward is presented below:

	BR GAAP
	Parent company
	12.31.10	Reversals	09.30.11
Allowance for losses - State ICMS (VAT)	(22,014)	784	(21,230)
	(22,014)	784	(21,230)

	BR GAAP and IFRS
	Consolidated
	12.31.10	Additions	Reversals	09.30.11
Allowance for losses - State ICMS (VAT)	(78,371)	(15,991)	784	(93,578)
Allowance for losses - PIS and COFINS	(2,567)	(10,298)	-	(12,865)
Allowance for losses - IPI (Federal VAT)	(12,172)	-	-	(12,172)
	(93,110)	(26,289)	784	(118,615)

The Law no. 12,350/10 introduced in its articles 54 to 57 significant changes in the taxation of PIS and COFINS in the productive chain of poultry and pork products. This law was regulated by Normative Instruction no. 1,157/11, which despite published on May 17, 2011 determined the retroactive application of its provisions as from January 1, 2011.

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes
(in thousands of Brazilian Reais)

Due to the calculation complexity and to the volume of transactions (all the acquisitions and sales of raw materials and final products related to poultry and pork production) until the closing of quarterly information it was possible to conclude the calculation of the adjustments for the period from January to August of the Parent Company in the amount of R$25,807. In the subsidiary Sadia, the adjustment was calculated for the period from January to March in the amount of R$12,589, both adjustments were recorded within cost of goods sold. Management does not expect any relevant adjustment by the conclusion of such calculation, and the additional amount will be booked in the next quarter.

There were no changes in the legislation that would affect the nature of the credits presented above. A detailed description of each recoverable tax was disclosed in the annual financial statements for the year ended December 31, 2010 (note 14).

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes
(in thousands of Brazilian Reais)
13.	INCOME TAX AND SOCIAL CONTRIBUTION

13.1.	Deferred income tax and social contribution composition

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	09.30.11	12.31.10	09.30.11	12.31.10
Assets:
Tax losses carryforwards (corporate income tax)	288,135	166,924	731,867	564,705
Negative calculation basis (social contribution on net profits)	118,805	68,154	288,422	216,677
Temporary differences:
Provisions for tax, civil and labor risk	97,424	70,084	159,720	151,554
Provision for estimated losses with doubtful accounts	7,828	6,416	10,465	8,669
Provision for attorney's fees	4,583	4,804	4,583	4,804
Provision for property, plant and equipment losses	1,090	369	4,732	3,588
Provision for tax credits realization	7,218	7,485	36,828	31,658
Provision for other obligations	-	19,465	33,745	57,199
Employees' profit sharing	38,630	26,163	49,893	35,847
Provision for inventories	5,169	5,452	7,780	5,713
Employees' benefits plan	42,696	37,537	105,664	93,329
Amortization on fair value of business combination	4,669	6,285	9,292	10,908
Business combination - Sadia	-	-	1,135,820	1,129,947
Provision for contractual indemnity	-	-	2,890	3,400
Unrealized losses on derivatives	86,764	2,925	86,764	2,925
Unrealized losses on inventories	-	-	6,086	1,480
Adjustments relating to the transition tax regime	53,567	124,370	64,385	139,557
Provision for losses	5,754	5,857	8,354	11,562
Other temporary differences	24,418	4,547	32,176	14,090
	786,750	556,837	2,779,466	2,487,612
Liabilities:
Temporary differences:
Revaluation reserve	424	645	424	645
Depreciation on rural activities	422	463	61,670	76,567
Results from foreign subsidiaries	-	-	3,928	-
Adjustments relating to the transition tax regime	291,149	273,951	467,159	400,951
Business combination - Sadia	-	-	1,182,004	1,124,475
Unrealized gains on derivatives	-	28,045	-	28,045
Other temporary differences	1,329	1	9,197	4,994
	293,324	303,105	1,724,382	1,635,677

13.2. Estimated time of realization

Management considers that deferred tax assets related to temporary differences will be realized as the lawsuits are resolved. The deferred tax assets resulting from temporary differences of employee benefits will be realized at the payment of the projected obligations.

Management estimates that the deferred tax assets originated from tax losses carry forwards and negative basis of social contribution are expected to be realized as set forth below:

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes
(in thousands of Brazilian Reais)

	BR GAAP	BR GAAP and IFRS
	Parent company	Consolidated
Year	Value	Value
2011	72,800	136,365
2012	20,107	87,870
2013	26,869	99,747
2014	30,761	108,451
2015 onwards	256,403	587,856
	406,940	1,020,289

When assessing the likelihood of the realization of deferred tax assets, Management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences are deductible.

Management considers the scheduled reversal of deferred tax liabilities, projected taxable income and tax-planning strategies when performing this assessment. Based on the level of historical taxable income and projections for future taxable income, management believes that it is more likely than not that the Company will realize the benefits of these deductible differences. The amount of the deferred tax asset is considered realizable, however, could be reduced in the short term if estimates of future taxable income during the carryforward period are reduced. In addition, after CADE's decision in relation to the merge between Perdigão and Sadia (see note 1.2), the Company has initiated a study of corporate restructuring alternatives that may impact the deferred tax realization.

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes
(in thousands of Brazilian Reais)

13.3. Income and social contribution taxes reconciliation

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	09.30.11	09.30.10	09.30.11	09.30.10
Income (loss) before taxes and participations	1,146,944	401,807	1,198,859	594,067
Nominal tax rate	34.00%	34.00%	34.00%	34.00%
	(389,961)	(136,614)	(407,612)	(201,983)
Tax expense at nominal rate
Adjustments of taxes and contributions on:
Equity pick-up	379,929	176,211	1,563	(224)
Exchange rate variation on foreign investments	44,159	(24,486)	75,351	(20,240)
Difference of tax rates on earnings from foreign subsidiaries	-	-	267,431	8,324
Interest on shareholders' equity	60,297	18,088	99,397	18,088
Results from foreign subsidiaries	-	-	(3,928)	43,462
Profit sharing	(2,646)	(968)	(4,219)	(3,520)
Donations	(322)	(1,598)	(2,269)	(1,598)
Penalties	(480)	(411)	(2,860)	(414)
Write-off of deffered income tax and social contribution	-	-	-	(3,790)
Other adjustments	8,480	11,919	20,565	13,117
	99,456	42,141	43,419	(148,778)
Current income tax	-	2,728	(10,218)	(87,306)
Deferred income tax	99,456	39,413	53,637	(61,472)

The taxable income, current and deferred income tax from foreign subsidiaries is presented below:

	BR GAAP and IFRS
		Consolidated
	09.30.11	09.30.10
Taxable income from foreign subsidiaries	741,632	57,220
Current income taxes benefit (expense) from foreign subsidiaries	(8,994)	(8,352)
Deferred income taxes benefit (expense) from foreign subsidiaries	5,030	(1,342)

The Company´s Management determined that the total profit accounted for by holdings of their wholly-owned subsidiary will not be redistributed. Such resources will be used for investments in the subsidiaries, and thus no deferred income taxes were recognized. The total of undistributed earnings corresponds to R$2,112,845 as of September 30, 2011 (R$1,144,538 as of December 31, 2010).

The Brazilian income taxes are subject to review for a 5-year period, during which the tax authorities might audit and assess the company for additional taxes and penalties, in case inconsistencies are found. Subsidiaries located abroad are taxed in their respective jurisdictions, according to local regulations.

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes
(in thousands of Brazilian Reais)

14. JUDICIAL DEPOSITS

The rollforward of the judicial deposits is presented below:

	BR GAAP
	Parent company
	12.31.10	Additions	Reversals	Write-offs	09.30.11
Tax	24,016	8,979	-	(3,723)	29,272
Labor	56,374	24,709	(13,265)	(4,757)	63,061
Civil, commercial and other	12,635	884	-	-	13,519
	93,025	34,572	(13,265)	(8,480)	105,852

	BR GAAP and IFRS
	Consolidated
					Exchange rate
	12.31.10	Additions	Reversals	Write-offs	variation	09.30.11
Tax	79,248	15,943	-	(4,035)	-	91,156
Labor	101,758	40,278	(13,290)	(26,531)	-	102,215
Civil, commercial and other	53,079	4,318	(55)	(39,162)	100	18,280
	234,085	60,539	(13,345)	(69,728)	100	211,651

15.	INVESTMENTS

15.1.	Investments breakdown

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	09.30.11	12.31.10	09.30.11	12.31.10
Investment in subsidiaries	5,928,587	4,984,710	15,129	16,467
Fair value of assets and liabilities acquisitions, net	2,495,115	2,394,844	-	-
Goodwill based on expectation of future profitability	1,293,818	1,293,818	-	-
Advance for future capital increase	100	100	-	-
Other investiments	834	834	894	1,027
	9,718,454	8,674,306	16,023	17,494

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes
(in thousands of Brazilian Reais)

15.2.	Rollforward of direct investments – Parent Company

	Sadia S.A.	VIP S.A. Empr. e Particip. Imob	Avipal Centro Oeste S.A.	PSA Labor. Veter. Ltda	Avipal Constru-tora S.A.	Perdigão Trading S.A.	UP!Alimen- tos Ltda	PDF Partici- pações Ltda	Establec. Levino Zaccardi	Crossban Holdings GmbH	Perdigão Export Ltd.
												Total
												09.30.11	12.31.10
a) Capital share as of September 30, 2011
% of share	100.00%	65.49%	100.00%	88.00%	100.00%	100.00%	50.00%	1.00%	90.00%	100.00%	100.00%
Total number of shares and membership interests:	683,000,000	14,249,459	6,963,854	5,463,850	445,362	100,000	1,000	1,000	100	1	1
Number of shares and membership interest held:	683,000,000	9,331,971	6,963,854	4,808,188	445,362	100,000	500	10	90	1	1
b) Subsidiaries' information as of September 30, 2011
Capital stock	5,073,817	40,061	5,972	5,464	445	100	1	1	41	4,731	16
Shareholders' equity	4,588,269	131,130	263	11,181	53	1,956	10,852	1	(286)	1,237,402	-
Fair value adjustments	2,495,115	-	-	-	-	-	-	-	-	-	-
Goodwill based on expectation of future profitability	1,293,818	-	-	-	-	-	-	-	-	-	-
Income for the period	725,766	83,120	-	432	2	83	10,851	-	922	231,439	-
c) Balance of investments as of September 30, 2011
Balance of the investment in the beginning of the year	7,691,833	31,442	263	9,459	51	1,873	5,699	-	(411)	933,163	-	8,673,372	9,085,572
Equity pickup	826,037	54,435	-	380	2	83	5,329	-	1,214	231,439	-	1,118,919	907,910
Unrealized profit in inventory	-	-	-	-	-	-	-	-	(1,482)	-	-	(1,482)	(2,697)
Goodwill in the acquisition of non-controlling entities	-	-	-	-	-	-	-	-	-	(12,224)	-	(12,224)	-
Treasury shares	-	-	-	-	-	-	-	-	-	-	-	-	26,772
Foreign-exchange rate variation	-	-	-	-	-	-	-	-	181	129,700	-	129,881	(107,382)
Other comprehensive income	(25,668)	-	-	-	-	-	-	-	-	(44,676)	-	(70,344)	(46,543)
Capital increase	-	-	-	-	-	-	-	-	-	-	-	-	825,446
Dividends and interests on shareholders' equity	(115,000)	-	-	-	-	-	(5,602)	-	-	-	-	(120,602)	(215,723)
Merger	-	-	-	-	-	-	-	-	-	-	-	-	(1,799,983)
Balance of investments as of September 30, 2011	8,377,202	85,877	263	9,839	53	1,956	5,426	-	(498)	1,237,402	-	9,717,520	8,673,372

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes
(in thousands of Brazilian Reais)

On September 28, 2011, the wholly owned subsidiary Crossban Holdings GmbH, acquired from Agricola Nova S.A. the total of 1,133,820 quotes which correspond to 40% of the capital of Sadia Chile S.A. (non-controlling shareholders’ interest), for the total amount of R$16,801, originating a goodwill of R$12,115 based on the future profitability expectation, which in the consolidated financial statements was recorded as capital reserve due to it not result in a change of control over the investment.

The amounts of the gains resulting from foreign-exchange rate variation on the investments in subsidiaries abroad, whose functional currency is Brazilian Reais, in the amount of R$221,591 on September 30, 2011 (R$64,596 losses on September 30, 2010), are recognized in the revenue or financial expenses groups in the statement of income (note 32). The exchange rate variation resulting from the investment in the subsidiary Plusfood Groep B.V. and its controlled companies, whose functional currency is the Euro, was recorded in the equity pickup adjustments, in the subgroup of shareholders’ equity.

15.3. Interest in affiliated companies

		UP!		K&S
	09.30.11	12.31.10	09.30.11	12.31.10
Current assets	18,462	22,673	17,980	14,975
Non-current assets	33	-	18,190	17,335
Current liabilities	(7,643)	(11,274)	(15,648)	(9,749)
Non-current liabilities	-	-	(732)	(585)
	10,852	11,399	19,790	21,976

		UP!		K&S
	09.30.11	09.30.10	09.30.11	09.30.10
Net revenues	76,634	71,056	50,011	50,573
Net income (loss)	10,852	8,903	(2,186)	(3,053)

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes
(in thousands of Brazilian Reais)

16. PROPERTY, PLANT & EQUIPMENT

The property, plant and equipment rollforward is presented below:

	BR GAAP
	Parent company
	Rate					Transfers to
	p.a. %	12.31.10	Additions	Write-offs	Transfers	held for sale	09.30.11
Cost
Land	-	140,422	-	(231)	7,735	(1,201)	146,725
Buildings and improvements	-	1,658,050	241	(5,311)	63,003	(4,113)	1,711,870
Machinery and equipment	-	2,287,259	19,401	(26,831)	132,721	(401)	2,412,149
Facilities	-	293,963	25	(2,682)	13,692	(7)	304,991
Furniture	-	46,345	1,060	(1,290)	4,347	-	50,462
Vehicles and aircrafts	-	19,004	1,912	(1,099)	19,037	(285)	38,569
Others	-	103,419	298	(27)	8,239	-	111,929
Construction in progress	-	137,565	322,305	-	(232,040)	-	227,830
Advances to suppliers	-	2,808	23,555	-	(17,312)	-	9,051
		4,688,835	368,797	(37,471)	(578)	(6,007)	5,013,576
Depreciation
Buildings and improvements	3.44	(470,586)	(39,134)	2,226	(1,120)	2,672	(505,942)
Machinery and equipment	6.08	(943,469)	(86,359)	22,514	108	288	(1,006,918)
Facilities	3.57	(83,790)	(9,833)	2,102	864	1	(90,656)
Furniture	6.25	(19,591)	(1,904)	875	73	-	(20,547)
Vehicles and aircrafts	14.29	(12,101)	(1,542)	617	85	269	(12,672)
Others	3.23	(24,664)	(3,610)	-	(1)	-	(28,275)
		(1,554,201)	(142,382)	28,334	9	3,230	(1,665,010)
		3,134,634	226,415	(9,137)	(569)	(2,777)	3,348,566

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes
(in thousands of Brazilian Reais)

	BR GAAP and IFRS
	Consolidated
	Rate					Transfer to	Exchange rate
	p.a. %	12.31.10	Additions	Write-offs	Transfers	held for sale	variation	09.30.11
Cost
Land		617,434	-	(312)	7,742	(1,201)	60	623,723
Buildings and improvements		4,669,143	4,403	(8,050)	132,354	(4,113)	2,508	4,796,245
Machinery and equipment		5,232,486	25,541	(51,992)	215,606	(401)	3,415	5,424,655
Facilities		1,309,899	127	(3,205)	(5,784)	(7)	156	1,301,186
Furniture		81,492	1,629	(2,996)	4,594	-	721	85,440
Vehicles and aircrafts		28,543	12,688	(1,687)	19,046	(285)	676	58,981
Others		174,580	8,434	(887)	8,146	-	-	190,273
Construction in progress		249,129	489,312	(91)	(345,425)	-	(3,637)	389,288
Advance to suppliers		47,533	56,002	-	(37,918)	-	406	66,023
		12,410,239	598,136	(69,220)	(1,639)	(6,007)	4,305	12,935,814
Depreciação
Buildings and improvements	3.00	(1,036,285)	(86,783)	3,425	(13,726)	2,672	(2,163)	(1,132,860)
Machinery and equipment	5.27	(1,902,922)	(166,342)	40,317	(127)	288	(4,425)	(2,033,211)
Facilities	3.41	(327,028)	(46,677)	2,475	13,986	1	(36)	(357,279)
Furniture	5.81	(38,134)	(3,927)	1,525	127	-	(514)	(40,923)
Vehicles and aircrafts	14.47	(15,027)	(2,664)	1,028	92	269	(400)	(16,702)
Others	2.03	(24,012)	(5,295)	622	(1)	-	-	(28,686)
		(3,343,408)	(311,688)	49,392	351	3,230	(7,538)	(3,609,661)
		9,066,831	286,448	(19,828)	(1,288)	(2,777)	(3,233)	9,326,153

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes
(in thousands of Brazilian Reais)

The acquisitions during the period are substantially represented by construction in progress in the total amount of (R$528,441) and advances to suppliers (R$56,002) which comprise mainly:

BR GAAP e IFRS
Consolidated
Description	09.30.11
Expansion projects of industrial units.	99,322
Transformation of turkey´s plant into chicken'plant in Carambeí-PR.	49,179
New production line of pizzas in Tatuí-SP.	34,481
Improvements in productive units and poultry farm.	32,097
Car fleet renewal.	21,866
Implementation of milk powder in Três de Maio-RS.	17,847
Expansion of "escondidinho" production facilities.	15,445
Reposition of Nova Mutum-MT equipments, where ocurred an fire accident in March
2011.	14,252

The disposals are mainly related to obsolete items in the total amount of R$16,376.

During the nine month period ended on September 30, 2011, the Company capitalized interests in the approximately amount of R$11,982 (R$14,106 in September 30, 2010). The interest rate utilized to determine the amount to be capitalized was 7.34%.

On September 30, 2011, the Company had no commitments assumed related to acquisition and/or construction of properties.

The property, plant and equipment that are held as collateral for transactions of different natures are presented below:

	BR GAAP
	Parent company
	09.30.11		12.31.10
		Book value of	Book value of
	Type of collateral	the collateral	the collateral
Land	Financial/Labor/Tax/Civil	54,458	51,591
Buildings and improvements	Financial/Labor/Tax/Civil	878,458	648,956
Machinery and equipment	Financial/Labor/Tax	909,396	728,233
Facilities	Financial/Labor/Tax	271,689	189,931
Furniture	Financial/Labor/Tax/Civil	14,033	9,610
Vehicles and aircrafts	Financial/Tax	1,439	913
Others	Financial/Labor/Tax/Civil	175,226	90,959
		2,304,699	1,720,193

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes
(in thousands of Brazilian Reais)

	BR GAAP e IFRS
	Consolidated
	09.30.11		12.31.10
		Book value of	Book value of
	Type of collateral	the collateral	the collateral
Land	Financial/Labor/Tax/Civil	156,961	187,159
Buildings and improvements	Financial/Labor/Tax/Civil	1,868,063	1,926,292
Machinery and equipment	Financial/Labor/Tax	1,798,312	2,028,672
Facilities	Financial/Labor/Tax	638,479	701,003
Furniture	Financial/Labor/Tax/Civil	150,158	17,458
Vehicles and aircrafts	Financial/Tax	36,180	1,297
Others	Financial/Labor/Tax/Civil	347,104	148,639
		4,995,257	5,010,520

The Company is not allowed to assign these assets as security for other transactions or to sell them.

17. INTANGIBLE

Intangible assets are comprised by the following items:

	BR GAAP
	Parent company
	Rate		Accumulated
	p.a. %	Cost	amortization	09.30.11	12.31.10
Goodwill	-	1,520,488	-	1,520,488	1,520,488
Software	20.00	117,785	(16,556)	101,229	63,968
Patents	20.00	3,057	(152)	2,905	3,057
Outgrowers fidelization	12.50	3,067	(223)	2,844	1,775
		1,644,397	(16,931)	1,627,466	1,589,288

	BR GAAP and IFRS
	Consolidated
	Rate		Accumulated
	p.a. %	Cost	amortization	09.30.11	12.31.10
Goodwill	-	2,834,678	-	2,834,678	2,832,974
Brands	-	1,256,000	-	1,256,000	1,256,000
Software	20.00	270,359	(142,400)	127,959	100,339
Relationship with suppliers	42.00	135,000	(120,662)	14,338	50,844
Patents	16.92	5,682	(643)	5,039	5,332
Outgrowers fidelization	12.50	3,067	(223)	2,844	1,775
		4,504,786	(263,928)	4,240,858	4,247,264

The intangible assets rollforward is presented below:

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes
(in thousands of Brazilian Reais)

	BR GAAP
	Parent company

	12.31.10	Additions	Transfers	09.30.11
Cost:
Software	76,120	41,088	577	117,785
Patents	3,057	-	-	3,057
Outgrowers fidelization	1,775	1,292	-	3,067
Goodwill:	1,520,488	-	-	1,520,488
Eleva Alimentos	1,273,324	-	-	1,273,324
Batavia	133,163	-	-	133,163
Ava	49,368	-	-	49,368
Cotochés	39,590	-	-	39,590
Paraiso Agroindustrial	16,751	-	-	16,751
Perdigão Mato Grosso	7,636	-	-	7,636
Incubatório Paraiso	656	-	-	656
	1,601,440	42,380	577	1,644,397
Amortization:
Software	(12,152)	(4,394)	(10)	(16,556)
Patents	-	(152)	-	(152)
Outgrowers fidelization	-	(223)	-	(223)
	(12,152)	(4,769)	(10)	(16,931)
	1,589,288	37,611	567	1,627,466

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes
(in thousands of Brazilian Reais)

	BR GAAP and IFRS
	Consolidated
				Exchange rate
	12.31.10	Additions	Transfers	variation	09.30.11
Cost:
Software	223,191	45,734	1,639	(205)	270,359
Relationship with suppliers	135,000	-	-	-	135,000
Patents	5,632	-	-	50	5,682
Trademarks	1,256,000	-	-	-	1,256,000
Outgrowers fidelization	1,775	1,292	-	-	3,067
Goodwill:	2,832,974	-	-	1,704	2,834,678
Sadia	1,293,818	-	-	-	1,293,818
Eleva Alimentos	1,273,324	-	-	-	1,273,324
Batavia	133,163	-	-	-	133,163
Ava	49,368	-	-	-	49,368
Cotochés	39,590	-	-	-	39,590
Paraiso Agroindustrial	16,751	-	-	-	16,751
Plusfood	14,618	-	-	1,704	16,322
Perdigão Mato Grosso	7,636	-	-	-	7,636
Sino dos Alpes	4,050	-	-	-	4,050
Incubatório Paraiso	656	-	-	-	656
	4,454,572	47,026	1,639	1,549	4,504,786
Amortization:
Software	(122,852)	(19,200)	(351)	3	(142,400)
Relationship with suppliers	(84,156)	(36,506)	-	-	(120,662)
Patents	(300)	(343)	-	-	(643)
Outgrowers fidelization	-	(223)	-	-	(223)
	(207,308)	(56,272)	(351)	3	(263,928)
	4,247,264	(9,246)	1,288	1,552	4,240,858

The Company performed the impairment tests of assets based on the fair value, that was determined by a discounted cash flow model, in accordance with the level of goodwill and intangible allocations to the group of cash generating units in the last quarter of 2010. During the nine month period ended on September 30, 2011, Management has not identified any event related to impairment indications of these assets and, therefore, no test was performed in the current quarter factors.

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes
(in thousands of Brazilian Reais)

18. ACCOUNTS PAYABLE

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	09.30.11	12.31.10	09.30.11	12.31.10
Domestic suppliers
Third parties	998,857	1,053,902	2,009,799	1,952,056
Related parties	31,889	6,769	5,309	1,323
	1,030,746	1,060,671	2,015,108	1,953,379
Foreign Suppliers
Third parties	33,826	35,806	231,552	105,817
Related parties	2,162	1,898	-	-
	35,988	37,704	231,552	105,817
	1,066,734	1,098,375	2,246,660	2,059,196

Accounts payable to suppliers are not subject to the incidence of interest and are generally settled in average within 32 days.

The information on accounts payable involving related parties is presented in note 27.

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes
(in thousands of Brazilian Reais)

19. LOANS AND FINANCING

	BR GAAP
	Parent company
		Average interest	WAMT			Balance	Balance
	Charges (p.a.)	rate (p.a.)	(*)	Short term	Long term	09.30.11	12.31.10
Local currency
Working capital	6.74%(6.74%on 12.31.10)	6.74%(6.74%on 12.31.10)	0.5	496,897	1,601	498,498	417,181
BNDES, FINEM, credit facilities of
development banks and other secured debts	TJLP +3.64%(TJLP +2.86%on 12.31.10)	7.88%(8.07%on 12.31.10)	2.1	181,934	377,586	559,520	549,291
	TJLP / CDI +4.11%(TJLP / CDI +4.42%
Export credit facility	on 12.31.10)	10.11%(10.42%on 12.31.10)	1.7	352,093	332,920	685,013	387,717

Tax incentives	IGPM +1.54%(IGPM +1.40%on 12.31.10)	2.02%(1.99%on 12.31.10)	7.9	7	16,814	16,821	10,469
				1,030,931	728,921	1,759,852	1,364,658
Foreign currency
	LIBOR / CDI +2.90%(LIBOR / CDI +
	2.84%on 12.31.10) e.r. (US$ and other	3.46%(3.30%on 12.31.10) e.r.
Export credit facility	currencies)	(US$ and other currencies)	2.0	542,751	382,802	925,553	809,745

BNDES, FINEM, credit facilities of	UM BNDES +2.45%(UM BNDES+2.46%
	on 12.31.10) e.r. (US$ and other	6.24%(6.61%on 12.31.10) e.r.
development banks and other secured debts	currencies)	(US$ and other currencies)	1.7	18,968	32,410	51,378	53,992
				561,719	415,212	976,931	863,737
				1,592,650	1,144,133	2,736,783	2,228,395

(*)	Weighted average maturity date in years.

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes
(in thousands of Brazilian Reais)

	BR GAAP and IFRS
	Consolidated
		Average interest	WAMT			Balance	Balance
	Charges (% p.a.)	rate (% p.a.)	(*)	Short term	Long term	09.30.11	12.31.10
Local currency
Working capital	6.52%(6.75%on 12.31.10)	7,72%(6.81%on 12.31.10)	0.6	972,136	12,580	984,716	705,330
BNDES, FINEM, credit facilities of
development banks and other secured debts	TJLP +4.17%(TJLP +2.86%on 12.31.10)	8.47%(8.45%on 12.31.10)	2.5	437,606	945,265	1,382,871	1,934,187
	TJLP +4.67%(TJLP/CDI +4.42%on
Export credit facility	12.31.10)	9.71%(10.42%on 12.31.10)	1.4	576,212	361,491	937,703	387,717

Tax incentives	IGPM +1.47%(IGPM +1.40%on 12.31.10)	1.99%(3.00%on 12.31.10)	7.9	2,442	16,814	19,256	12,869
	IGPM +4,93%(IGPM +4,89%on
PESA	12.31.10)	12,73%(13,21%on 12.31.10)	9.0	2,033	175,656	177,689	175,970
				1,990,429	1,511,806	3,502,235	3,216,073
Foreign currency
Bonds	7.25%(7.13%on 12.31.10)	7.25%(7.13%on 12.31.10)	7.8	28,835	1,835,110	1,863,945	1,688,919

	LIBOR/CDI +1.80%(LIBOR/CDI+2.24%
	on 12.31.10) e.r. (US$ and other	2.27%(2.30%on 12.31.10) e.r.
Export credit facility	currencies)	(US$ and other currencies)	2.7	1,027,141	1,547,425	2,574,566	2,108,303

BNDES, FINEM, credit facilities of	UM BNDES +2.27%(UM BNDES+2.46%
	on 12.31.10) e.r. (US$ and other	6.06%(6.61%on 12.31.10) v.c.
development banks and other secured debts	currencies)	(US$ and other currencies)	1.9	59,772	107,899	167,671	189,644
				1,115,748	3,490,434	4,606,182	3,986,866
				3,106,177	5,002,240	8,108,417	7,202,939

(*)	Weighted average maturity date in years.

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes
(in thousands of Brazilian Reais)

During the nine month period ended on September 30, 2011 the Company did not hired new types of loans and financing, and for this reason, the description with the main characteristics of the debts was not presented. The detailed information was provided in the annual financial statements for the year ended December 31, 2010 (note 21).

19.1. Loans and financing maturity schedule

The maturity schedule of the loans and financing balances is as follow:

		BR GAAP	BR GAAP and IFRS
		Parent company	Consolidated
		09.30.11		09.30.11
2011		348,937		664,025
2012		1,310,606		3,016,420
2013		360,252		746,951
2014		406,936		565,430
2015 to 2044		310,052		3,115,591
		2,736,783		8,108,417

19.2. Guarantees
	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	09.30.11	12.31.10	09.30.11	12.31.10
Total of loans and financing	2,736,783	2,228,395	8,108,417	7,202,939
Mortgage guarantees	531,775	589,041	1,460,049	1,668,111
Related to FINEM-BNDES	464,929	525,282	1,177,495	1,438,823
Related to FNE-BNB	-	-	215,708	165,529
Related to tax incentives and other	66,846	63,759	66,846	63,759
Statutory lien on assets purchased with financing	8,100	10,845	8,260	11,218
Related to FINEM-BNDES	8,084	10,801	8,084	10,801
Related to FINAME-BNDES	-	-	160	373
Related to tax incentives and other	16	44	16	44

The subsidiary Sadia is the guarantor of a loan obtained by Instituto Sadia de Sustentabilidade at the National Bank for Economic and Social Development (“BNDES”). The loan aimed the implementation of biodigesters in the properties of outgrowers which take part in the Sadia integration system, targeting the clean development mechanism and emissions reduction of carbon dioxide. The value of these sureties on September 30, 2011 totaled R$82,557 (R$83,899 on December 31, 2010).

Sadia is guarantor of loans related to a special program, which aimed the development of outgrowers in the central region of Brazil. The proceeds of such loans shall be utilized to improve farm conditions and will be paid in 10 years. The actual collateral is the land and equipment acquired by the outgrowers. The total of guarantee as of September 30, 2011 amounted R$550,097 (R$562,474 as of December 31, 2010).

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes
(in thousands of Brazilian Reais)

On September 30, 2011, the Company contracted bank guarantees in the amount of R$505,664 (R$456,685 on December 31, 2010) offered mainly in litigation which were discussed the use of tax credits. These guarantees have an average cost of 1.16% p.a. (1.19% p.a. on December 31, 2010).

19.3. Commitments

In the normal course of business, the Company enters into regular agreements with third parties for the purchase of raw materials, mainly corn, soymeal and pork, where the agreed prices can be fixed or to be fixed. On September 30, 2011, these firm purchase commitments totaled R$868,327 at the parent company and R$1,093,153 in the consolidated quarterly information (R$630,346 at the parent company and R$1,819,093 in the consolidated quarterly financial information on December 31, 2010), considering the market value of the commodities on the date of these quarterly financial information.

The Company entered into a leasing agreement denominated “Built to Suit” to lease na administrative facility wich a useful area of 14,689.16 square meters switch will be built in Curitiba by the counterparty. The agreement term is 10 years and is expected to begin on March 2012, when the acceptance conditions will be signed and rent expenses charge begins. In case the Company does not comply with its lease obligations the monthly rent will be due until a new lessee takes Company’s place in the agreement.

The estimated Schedule of future payments related to the built to suit agreement is set forth below:

BR GAAP and IFRS
Consolidated
09.30.2011
2012	3,819
2013	4,583
2014	4,583
2015	4,583
2016	4,583
2017 onwards	23,679

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes
(in thousands of Brazilian Reais)

20. OTHER FINANCIAL ASSETS AND LIABILITIES

	BR GAAP		BR GAAP e IFRS
	Parent company		Consolidated
	09.30.11	12.31.10	09.30.11	12.31.10
Derivative financial instruments
Cash flow hedge
Assets
Currency forward contracts (NDF)	2,886	85,377	2,886	85,377
Currency option contracts	-	2,068	-	2,068
Swap / currency contracts	957	-	957	-
	3,843	87,445	3,843	87,445
Liabilities
Currency forward contracts (NDF)	(213,075)	-	(213,074)	-
Swap / currency contracts	(80,342)	(78,254)	(119,080)	(78,254)
	(293,417)	(78,254)	(332,154)	(78,254)

Derivatives not designated as hedge
Assets
Currency forward contracts (NDF)	-	-	1,922	11,149
Live cattle forward contracts	246	-	246	-
Live cattle option contracts	380	2	380	2
Live cattle future contracts	136	-	136	-
	762	2	2,684	11,151
Liabilities
Currency forward contracts	-	-	-	(1,676)
Live cattle forward contracts	(99)	-	(99)	-
Live cattle option contracts	(398)	(227)	(398)	(227)
Swap contracts	(40,468)	(886)	(40,468)	(886)
Dollars future contracts	-	(1,104)	-	(1,104)
Live cattle future contracts	-	(17)	-	(17)
	(40,965)	(2,234)	(40,965)	(3,910)
Current assets	4,605	87,447	6,527	98,596
Current liabilities	(334,382)	(80,488)	(373,119)	(82,164)

The collateral given in the transactions presented above are disclosed in note 7.

21. LEASING

The Company is lessee in several contracts, which can be classified as operating or capital lease.

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes
(in thousands of Brazilian Reais)

21.1. Operating lease

The minimum future payments of operating lease agreements not cancelable, in total and for each of the following years, is presented below:

	BR GAAP	BR GAAP and IFRS
	Parent company	Consolidated
	09.30.11	09.30.11
2011	24,182	86,581
2012	75,514	301,157
2013	52,165	56,247
2014	36,590	36,605
2015 onwards	43,989	43,989
	232,440	524,579

The payments of lease agreements recognized as expense amounted to R$183,488 on September 30, 2011 (R$138,529 on September 30, 2010).

21.2. Capital lease

During the third quarter of 2011, the Company started several capital leasing transactions in order to renew its cars fleet. As a consequence, the Company recorded financial debt of R$21,704 at the parent company and R$32,234 in its consolidated statement, corresponding to 915 and 1,344 vehicles, respectively.

The Company controls the leased assets, recorded in the property, plant and equipment in the group of machinery, equipment and vehicles, which presented the following balances:

	BR GAAP		BR GAAP and IFRS
		Parent Company		Consolidated
	09.30.11	12.31.10	09.30.11	12.31.10
Cost	45,573	19,546	56,102	19,546
Accumulated depreciation (*)	(15,986)	(11,261)	(16,217)	(11,261)
Residual	29,587	8,285	39,885	8,285

(*) The leased assets are depreciated using the rate defined in note 16 for machinery and equipment or according to the duration of the contract, whichever is lower, as determined by CVM Deliberation No. 554/08.

The minimum mandatory future payments below are separated by categories and were entered in the balance sheet as other obligations:

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes
(in thousands of Brazilian Reais)

	BR GAAP and IFRS
	Parent Company
	09.30.11
	Present value of		Minimum future
	minimum payments	Interest	payments
2011	4,398	460	4,858
2012	15,436	1,780	17,216
2013	9,231	1,206	10,437
2014	1,038	196	1,234
2015 onwards	1,036	206	1,242
	31,139	3,848	34,987

	BR GAAP and IFRS
	Consolidated
	09.30.11
	Present value of		Minimum future
	minimum payments	Interest	payments
2011	5,735	628	6,363
2012	20,785	2,453	23,238
2013	12,797	1,654	14,451
2014	1,038	196	1,234
2015 onwards	1,036	206	1,242
	41,391	5,137	46,528

Certain lease contracts have clauses of renewal practiced in the market and there is no clause of contingent payment.

22. SHARE BASED PAYMENT

The rules of the stock option plan granted to Company’s executives, as well as the assumptions adopted to measure the obligation amount were disclosed in the annual financial statements for the year ended December 31, 2010 (note 24) and have not changed in the current quarter.

The breakdown of the outstanding granted options is presented as follow:

Date			Quantity		Price of converted share		Share price
	Beginning	End of the	Options	Outstanding	Granting	Updated
Grant date	of the year	year	granted	options	date	IPCA	09.30.11
09/27/07 (*)	09/27/10	09/27/12	1,329,980	497,420	37.70	46.96	32.18
05/03/10	02/05/11	02/05/15	1,540,011	1,432,211	21.35	25.25	32.18
07/01/10	06/30/11	06/30/15	36,900	36,900	24.75	26.55	32.18
05/02/11	05/01/12	05/01/16	2,463,525	2,442,125	30.85	31.21	32.18
			5,370,416	4,408,656

(*)	Sadia’s stock options plan converted to BRF

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes
(in thousands of Brazilian Reais)

The rollforward of the outstanding granted options for nine months period ended on September 30, 2011, is presented as follows:

BR GAAP and IFRS
Consolidated
Quantity outstanding options as of December 31, 2010	2,497,258
Emitted	2,463,525
Exercised	(271,760)
Canceled	(280,367)
Quantity outstanding options as of September 30, 2011	4,408,656

The weighted average strike prices of the options is R$31.01 (thirty one Brazilian Reais and one cent), and the weighted average of the remaining contractual term is 45.93 months.

On September 30, 2011, the Company recognized in shareholders’ equity the fair value of the options in the amount of R$16,920 (R$6,586 on December 31, 2010). In the statement of income the amount recognized as expense was R$10,334 (R$4,766 expense reversal on September 30, 2010).

During the period of nine months ended on September 30, 2011 Sadia’s executives exercised the vested right, in a total quantity of 271,760 shares, for the amount of R$7,602, with average price of R$27.97 (twenty seven Brazilian Reais and ninety seven cents). In order to comply with this commitment the Company utilized the treasury shares that had an acquisition cost of R$17.58 (seventeen Brazilian Reais and fifty eight cents). A gain in the amount of R$2,823 was recorded as capital reserve.

The fair value of the stock options was measured indirectly using the Black- Scholes pricing model, based on the following assumptions:

09.30.11
Expected maturity of the option:
Exercise in the 1st year	3.0 years
Exercise in the 2nd year	3.5 years
Exercise in the 3rd year	4.0 years
Risk-free interest rate	6.62%
Volatility	41.20%
Expected dividends over shares	1.13%
Expected inflation rate	4.64%

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes
(in thousands of Brazilian Reais)

22.1. Expected period

The lifetime of the option expected by the Company, representing the period in which it is believed that the options will be exercised and was determined under the assumption that the beneficiaries will exercise their options at the limit of the maturity period.

22.2. Risk-free interest rate

The Company uses as a risk-free interest rate the NTN-B (“National Treasury Bond”) available on the date of calculation and with maturity equivalent to the life of the option.

22.3. Volatility

The estimated volatility took into account the weighting of the trading history of the Company and of similar companies in the market, considering the unification of Perdigão and Sadia under code BRFS3.

22.4. Expected dividends

The percentage of dividends used was obtained based on the average payment of dividends per share in relation to the market value of the shares, for the past four years.

22.5 Expected inflation rate

The expected average inflation rate is determined based on estimated IPCA by Central Bank of Brazil, weighted between the closing date of financial statements and the exercise date of the vested options.

23. SUPPLEMENTARY
EMPLOYEES

RETIREMENT

PLAN AND

OTHER

BENEFITS TO

The Company offers supplementary retirement plans and other benefits to their employees. In the annual financial statements for the year ended December 31, 2010 (note 25) the characteristics of the supplementary retirement plan and of the other benefits were provided, no changes occurred in the period.

The actuarial liabilities and the effects in the statement of income are presented below:

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes
(in thousands of Brazilian Reais)

	BR GAAP and IFRS
	Consolidated
	Liabilities		Statement of income
	09.30.11	12.31.10	09.30.11	09.30.10
Retirement supplementary plan - PSPP	-	-	-	(196)
Retirement supplementary plan - FAF	-	-	38,889	44,906
Medical assistance	74,235	67,205	(7,030)	(2,322)
Penalty F.G.T.S. (Government Severance indemnity fund
for employees, guarantee fund for lengh of service)	157,243	137,878	(19,365)	(15,331)
Reward for working time	54,558	47,374	(7,184)	(4,823)
Indemnity for termination	8,722	7,655	(1,066)	50
Indemnity for retirement	16,019	14,386	(1,633)	2,058
	310,777	274,498	2,611	24,342

24. PROVISION FOR TAX, CIVIL AND LABOR RISK

The Company and its subsidiaries are involved in certain legal proceedings arising from the regular course of business, which include civil, administrative, tax, social insurance and labor lawsuits.

The Company classifies the risk of adverse decisions in the legal suits as “remote”, “possible” or “probable”. The provisions recorded by the Company in its consolidated financial statements relating to such proceedings fairly reflect the probable losses as determined by the Company’s management, based on legal advice and for which the amount of probable losses is known or can be reasonably estimated.

The Company is involved in certain judicial proceedings for which the amount of probable losses is not known or cannot reasonably be estimated, especially in the civil area. The Company, with the assistance of its legal counsel, monitors the course of these claims and classifies the probability of losses in such cases as possible or remote.

The Company’s Management believes that the recorded provision for contingencies, according to CVM Deliberation No. 594/09 is sufficient to cover eventual losses related to its legal proceedings, as presented below:

24.1. Contingencies for probable losses

The rollforward of the provision for tax, civil and labor risks is summarized below:

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes
(in thousands of Brazilian Reais)

	BR GAAP
	Parent company

					Price index
	12.31.10	Additions	Reversals	Payments	update	09.30.11
Tax	182,657	108,584	(11,595)	(7,318)	5,264	277,592
Labor	38,141	43,053	(16,391)	(33,081)	7,399	39,121
Civil, commercial and other	26,371	16,053	(6,010)	(9,683)	2,466	29,197
	247,169	167,690	(33,996)	(50,082)	15,129	345,910

Current	43,853					64,757
Non-current	203,316					281,153

	BR GAAP and IFRS
	Consolidated
					Price index
	12.31.10	Additions	Reversals	Payments	update	09.30.11
Tax	281,454	123,527	(23,964)	(10,391)	8,525	379,151
Labor	110,152	73,895	(19,231)	(73,382)	11,142	102,576
Civil, commercial and other	97,014	16,678	(25,799)	(41,779)	3,124	49,238
Contingent liabilities	630,258	-	-	(55,137)	-	575,121
	1,118,878	214,100	(68,994)	(180,689)	22,791	1,106,086

Current	65,138					131,191
Non-current	1,053,740					974,895

During the current quarter occured certain changes in the expectation of outcome of the contingencies related to the ICMS due to the lack of proof of exporting in the 2004 and 2005 fiscal years in Mato Grosso do Sul state and, therefore, a provision in the amount of R$23,967 was recorded to cover probable losses. Additionally, based on recent court decisions regarding to the incidence of PIS and COFINS on interest on own capital received from subsidiaries or affiliated companies, hence the Company recorded a provision in the amount R$53,991.

24.2. Contingencies classified as a risk of possible loss

The Company is involved in other tax, civil, labor and social security contingencies, for which losses have been assessed as possible, based on the analysis of Company’s management and its legal counsels.

The tax contingencies amounted to R$4,502,712 (R$3,523,675 as of December 31, 2010), of which R$569,288 (R$578,493 as of December 31, 2010) relate to the corresponding estimated fair value of contingent liabilities resulting from the business combination with Sadia, according to paragraph 23 of CVM Deliberation No. 580/09, presented in the table above, item 24.1.

The subsidiary Sadia and some of its current and former executives were nominated as defendant in five class action suits arising from investors of American Depositary Receipts (“ADR’s”) issued by Sadia and acquired between April 30, 2008 and

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes
(in thousands of Brazilian Reais)

September 26, 2008 (Class Period). These claims were filed in the Southern District of New York Court in the United States of America, seeking remediation in accordance with the Securities Exchange Act of 1934 arising from losses on foreign exchange derivative contracts. By order of the American Court, the five class action suits were consolidated into a single case (Class Action) on behalf of the Sadia’s investors group. During the current quarter the Company concluded a settlement with the plaintiffs which was confirmed by the American Court, and as a consequence paid US$27,000. The Company had a provision booked to face the loss, and a reversion in the amount of R$118,684 was recorded within other operating results. The Company understands that the likelyhood that a new judicial demand arises from this Class Action is remote.
25.	SHAREHOLDERS’ EQUITY

25.1.	Capital stock

On September 30, 2011, the capital subscribed and paid by the Company is R$12,553,417,953.36 (twelve billion, five hundred and fifty-three million, four hundred and seventeen thousand, nine hundred and fifty-three Brazilian Reais and thirty-six cents), composed of 872,473,246 book-entry shares of common stock without par value. The realized value of the capital stock in the balance sheet is net of the expenses with public offering in the amount of R$92,947.

The Company is authorized to increase the capital stock, irrespective of amendment to the bylaws, up to the limit of 1,000,000,000 shares of common stock, in book-entry form, and without par value.

25.2. Breakdown of capital stock

	BR GAAP and IFRS
		Consolidated
	09.30.11	12.31.10
Common shares	872,473,246	872,473,246
Treasury shares	(3,139,512)	(781,172)
Outstanding shares	869,333,734	871,692,074

25.3. Treasury shares

The Company has 3,139,512 shares of its own issuance in treasury, at a average cost of R$21.63 (twenty one Brazilian Reais and sixty three cents) per share, for future sale or cancellation. The market value on September 30, 2011 amounted to R$101,029.

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes
(in thousands of Brazilian Reais)

In this quarter, as authorized by the Board of Directors, the Company acquired 1,177,200 shares of its own shares at a cost of R$34,382, beginning the repurchase program to acquire up to 4,068,336 common shares, without par value, with the purpose to be held in treasury for eventual compliance with the provisions in stock option plans.

26. EARNING PER SHARE

	09.30.11	09.30.10
Basic numerator:
Net income for the period attributable to BRF shareholders	1,246,400	443,948

Basic denominator:
Shares of common stock	872,473,246	872,473,246
Weighted average number of outstanding shares basic (except treasury
shares)	870,881,053	870,615,818
Net earnings (loss) per share - basic - R$	1.4312	0.5099

	09.30.11	09.30.10
Diluted numerator:
Net income for the period attributable to BRF shareholders	1,246,400	443,948

Diluted denominator:
Weighted average number of outstanding shares - basic (except treasury
shares)	870,881,053	870,615,818
Number of potential shares (stock options)	-	1,896,647
Weighted average number of outstanding shares - diluted	870,881,053	872,512,465
Net earnings per share - diluted - R$	1.4312	0.5088

On September 30, 2011, the total quantity of 4,408,656 outstanding options, (920,347 on September 30, 2010) common stock options granted to Company’s executives were not considered in the calculation of the diluted earnings per share due to the fact that the strike price was higher than the average market price of the common shares during the year and, therefore, the effect could not be diluted.

27. RELATED PARTIES - PARENT COMPANY

During its operations, rights and obligations are contracted between related parties, resulting from transactions of purchase and sale of products, transactions of loans agreed on normal conditions of market for similar transactions, based on contract.

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes
(in thousands of Brazilian Reais)

27.1. Transactions and balances

On September 30, 2011, the balances of the assets and liabilities and transactions are demonstrated below:

	Balance sheet
	09.30.11	12.31.10
Accounts receivable
UP! Alimentos Ltda.	2,220	3,592
Perdigão Europe Lda.	103,701	64,175
Perdigão International Ltd.	273,641	121,918
Wellax Foods Logistics C.P.A.S.U. Lda.	-	659
Sadia S.A.	36,799	17,516
	416,361	207,860
Dividends and interest on the shareholders' equity receivable
Avipal S.A. Construtora e Incorporadora	5	5
Sadia S.A.	277,712	179,962
	277,717	179,967
Loans contracts
Perdigão Trading S.A.	(617)	(570)
Perdigão International Ltd.	(1,383)	-
Highline International Ltd.	(3,382)	(3,039)
Establecimiento Levino Zaccardi y Cia. S.A.	4,321	3,883
	(1,061)	274
Trade accounts payable
Sino dos Alpes Alimentos Ltda.	85	85
UP! Alimentos Ltda.	5,308	1,323
Perdigão International Ltd.	2,125	1,898
Sadia S.A.	26,616	5,361
	34,134	8,667
Advance for future capital increase
PSA Laboratório Veterinário Ltda.	100	100
	100	100
Other rights and obligations
BFF International	971	971
VIP S.A. Empreendimentos e Participações Imobiliárias	8	(3)
Perdigão Trading S.A.	410	410
Perdigão International Ltd. (*)	(1,761,757)	(560,657)
Establecimiento Levino Zaccardi y Cia S.A.	1,172	1,049
Avipal Centro Oeste S.A.	(38)	(39)
Sadia S.A.	76	(1)
	(1,759,158)	(558,270)

(*)	The amount corresponds to advances for export pre-payment

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes
(in thousands of Brazilian Reais)

	Statement of income
	09.30.11	09.30.10
Revenue
Avipal Nordeste S.A.	-	45,049
Perdigão Europe Lda.	466,362	454,498
Perdigão International Ltd.	1,965,181	1,869,292
Sadia S.A.	352,659	140,304
	2,784,202	2,509,143
Cost of goods sold
Avipal Nordeste S.A.	-	(89,168)
UP! Alimentos Ltda.	(3,389)	-
Establecimiento Levino Zaccardi y Cia. S.A.	(6,666)	(2,718)
Sadia S.A.	(199,219)	(44,481)
	(209,274)	(136,367)
Financial income, net
Avipal Nordeste S.A.	-	(5,197)
Perdigão Trading S.A.	(52)	126
Perdigão International Ltd.	(34,856)	(49)
	(34,908)	(5,120)

The Company keeps loan agreements with Sadia Institute and Perdigão Institute of Sustainability. On September 30, 2011, the total value to receive is R$38,460 and R$6,443 respectively (R$14,949 and R$5,892 as of December 31, 2010), being remunerated to interest rate of 12% p.a.

All the companies listed above are controlled by BRF, except for UP! Alimentos Ltda. and K&S Alimentos S.A. which are affiliates.

The BRF and its subsidiaries participate in loan transactions. Please find below a summary of the balances and rates charged for the transactions in excess of R$10,000 on the date of closing of the quarterly financial information:

Counterparty		Balance
Creditor	Debtor	09.30.11	Interest rate
BFF International Ltd.	Perdigão International Ltd.	780,925	1.8% p.a. + ER - US$
BFF International Ltd.	Wellax Food Logistics C.P.A.S.U. Lda.	531,161	8.0% p.a. + ER - US$
Crossban Holdings Gmbh	Perdigão International Ltd.	149,880	Eurolibor + ER - EURO
Crossban Holdings Gmbh	Perdigão Holland BV	20,140	6.0% p.a. + ER - EURO
Perdigão Europe Lda.	Perdigão Holland BV	43,244	8.0% p.a. + ER - EURO
Perdigão Holland BV	Plusfood BV	19,950	6.0% p.a. + ER - EURO

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes
(in thousands of Brazilian Reais)

27.2. Other Related Parties

The Company has entered into an operational leasing agreement with FAF. The total rent expense for the nine months period ended on September 30, 2011 amounted to R$8,588 (R$7,965 on September 30, 2010). The lease monthly payments were established in an arms-length transaction basis.

27.3. Granted guarantees

All the relationships between the Company and its subsidiaries were disclosed irrespective of the existence or not of transactions between these parties.

All the transactions and balances among the companies were eliminated in the consolidation and refer to commercial and/or financial transactions.

27.4. Management remuneration

The key personnel of management include the directors and officers, members of the executive committee and the chief of internal audit. On September 30, 2011, there were 27 professionals in the parent company (24 professionals on December 31, 2010) and 33 professionals in the consolidated (41 professionals in December 31, 2010).

The total remuneration and benefits paid to these professionals are demonstrated below:

	BR GAAP and IFRS
		Consolidated
	09.30.11	09.30.10
Salary and profit sharing	32,026	31,289
Short term benefits of employees (a)	966	1,011
Post-employment benefits	1,095	123
Termination benefits	1,745	2,619
Stock-based payment	4,019	793
	39,851	35,835
(a ) Comprises: Medical assistance, educational expenses and others.

The value of the profit sharing in the results paid to each officer in any period is related especially to the net income of the Company and to the assessment of the performance of the director during the fiscal year by the Board of Directors.

The supplementary members of the Board of Directors and of the Fiscal Council are compensated for each meeting that they attend to. The members of the Board of Directors and Fiscal Council have no employment connection with the Company or provide services of any kind.

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes
(in thousands of Brazilian Reais)

When the management and employees attain the age of 61 years, retirement is mandatory.

28. REVENUES

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	09.30.11	09.30.10	09.30.11	09.30.10
Gross sales
Domestic sales	7,246,919	R6,088,396	13,509,587	11,687,326
Foreign sales	3,235,482	2,999,336	7,691,337	6,981,636
	10,482,401	9,087,732	21,200,924	18,668,962
Sales deductions
Sales tax	(991,045)	(873,662)	(2,153,901)	(1,957,693)
Returns and rebates	(272,181)	(268,594)	(439,815)	(430,246)
	(1,263,226)	(1,142,256)	(2,593,716)	(2,387,939)
	9,219,175	7,945,476	18,607,208	16,281,023

29. RESEARCH AND DEVELOPMENT COST

Consists of expenditures with internal research and development of new products, recognized when incurred in the income statement. The total expenditure with research and development in the period ended September 30, 2011 is R$12,764 at the parent company and R$17,842 in the consolidated statement (R$10,777 at the parent company and R$14,903 in the consolidated statement on September 30, 2010).

30. EXPENSES WITH EMPLOYEE’S REMUNERATION

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	09.30.11	09.30.10	09.30.11	09.30.10
Salaries and social charges	836,552	744,638	1,914,578	1,625,824
Social security cost	216,361	180,354	449,778	390,242
Government severance indemnity fund for
employees, guarantee fund for length of service	60,827	51,155	151,128	108,572
Medical assistance and outpacient care	39,452	37,269	89,823	89,549
Retirement supplementary plan	5,840	4,984	75,583	8,935
Employees profit sharing	86,523	19,682	158,804	33,004
Other benefits	88,877	135,364	185,255	296,441
Provision for contingencies	26,670	22,607	54,564	22,937
	1,361,102	1,196,053	3,079,513	2,575,504

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes
(in thousands of Brazilian Reais)

31. OTHER OPERATING INCOME (EXPENSES), NET

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	09.30.11	09.30.10	09.30.11	09.30.10
Income
Net income from the disposal of property, plant, and equipment	-	-	38,760	8,701
Net income from the disposal of investments	80	-	80	-
Insurance indemnity	11,811	7,392	17,602	7,242
Benefit plan	-	-	38,889	44,906
Recovery of expenses	13,948	-	77,436	22,384
Provision reversal (a)	-	-	118,684	-
Scrap sales	-	-	5,255	5,007
Other	403	574	8,313	8,630
	26,242	7,966	305,019	96,870
Expenses
Net losses from the disposal of property, plant and equipment	(6,266)	(5,420)	-	(8,900)
Idleness costs	(37,783)	(54,676)	(77,892)	(111,885)
Insurance claims costs	(14,698)	(6,394)	(21,664)	(6,470)
Employees profit sharing	(86,523)	(46,280)	(151,816)	(59,600)
Stock options plan	(10,334)	(4,766)	(10,334)	(4,766)
Management profit sharing	(7,455)	-	(13,747)	-
Project cancellation	-	-	-	(3,061)
Indemnity contracts	-	-	(9,776)	(25,543)
Other employees benefits	(15,174)	(14,411)	(36,279)	(20,368)
Provision for tax risks	(146,054)	-	(149,191)	(3,822)
Provision for civil risks	-	(8,136)	(11,671)	(8,136)
Trade agreement	-	-	-	(7,003)
Other	(7,851)	(3,790)	(24,947)	(8,645)
	(332,138)	(143,873)	(507,317)	(268,199)
Other operating expenses, net	(305,896)	(135,907)	(202,298)	(171,329)

(a)	See note 24, item 24.2, Contingencies classified as a risk of possible loss.

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes
(in thousands of Brazilian Reais)

32. FINANCIAL INCOME (EXPENSES), NET

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	09.30.11	09.30.10	09.30.11	09.30.10
Financial income
Interest on marketable securities	23,935	3,098	34,121	10,942
Exchange rate variation on marketable securities	2,301	19,584	1,522	26,200
Interests on assets	30,861	22,852	79,417	35,960
Exchange rate variation on assets	32,798	52,835	50,169	46,924
Interests on financial assets classified as:	48,302	64,000	105,078	137,061
Available for sale	-	-	38,137	38,975
Held for trading	48,302	64,000	53,305	98,086
Held to maturity	-	-	13,636	-
Gains from derivative transactions	-	30,243	-	19,842
Interest income on loans to related parties	540	601	-	7,279
Gains from the translation of foreign investments	-	-	221,591	59,177
Present value adjustment	6,744	33,006	3,901	106,854
Exchange rate variation on loans and financing	12,637	95,672	11,991	99,109
Exchange rate variation on other liabilities	58,433	176,566	57,824	164,210
Financial income from the acquisition of raw materials	-	3,794	-	3,794
Other	-	7,782	10,440	52,930
	216,551	510,033	576,054	770,282
Financial expenses
Interest on loans and financing	(114,409)	(112,658)	(338,480)	(390,768)
Exchange rate variation on loans and financing	(10,103)	(153,600)	(148,354)	(142,094)
Interest on liabilities	(12,924)	(18,866)	(48,792)	(19,524)
Exchange rate variation on liabilities	(248,287)	(140,408)	(238,938)	(115,919)
Financial expenses from the acquisition of raw materials	(9,519)	(13,167)	(9,519)	(13,167)
Losses from derivative transaction	(81,228)	(85,647)	(78,459)	(75,284)
Losses from the translation of foreing investments	-	-	-	(123,773)
Interest expenses on loans to related parties	(34,908)	(63,014)	-	-
Present value adjustments	(3,113)	(36,809)	(3,113)	(90,441)
Exchange rate variation on marketable securities	-	(25,617)	-	(30,680)
Exchange rate variation on other assets	-	(48,960)	-	(44,165)
Other	(8,339)	(7,356)	(4,412)	(55,092)
	(522,830)	(706,102)	(870,067)	(1,100,907)
	(306,279)	(196,069)	(294,013)	(330,625)

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes
(in thousands of Brazilian Reais)

33. STATEMENT OF INCOME BY NATURE

The Company has chosen to present its statement of income by function and thus presents below the details by nature:

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	09.30.11	09.30.10	09.30.11	09.30.10
Costs of goods sold
Costs of goods	5,524,370	4,848,059	10,044,797	9,248,805
Depreciation	250,652	230,439	599,937	454,094
Amortization	710	293	5,114	26,958
Salaries and employees benefits	1,036,272	897,107	1,912,443	1,692,681
Other	589,188	513,840	1,332,681	968,291
	7,401,192	6,489,738	13,894,972	12,390,829
Commercial expenses
Depreciation	11,513	11,040	19,298	14,885
Amortization	58	39	5,723	13,816
Salaries and employees benefits	265,322	224,061	605,786	508,621
Other	852,657	773,580	2,084,518	2,013,405
	1,129,550	1,008,720	2,715,325	2,550,727
Administrative expenses
Depreciation	1,784	2,538	4,664	2,338
Amortization	3,966	2,799	8,893	7,293
Salaries and employees benefits	107,745	65,923	175,365	101,243
Other	63,137	88,279	117,416	135,530
	176,632	159,539	306,338	246,404

34. INSURANCE COVERAGE – CONSOLIDATED

The Company adopts the policy of contracting insurance coverage for assets subject to risks in amounts sufficient to cover any claims, considering the nature of its activity. The assumptions and risks adopted, given their nature, are not part of the scope of an audit and, therefore, were not reviewed by our independent auditors.

		09.30.11
		Not reviewed
		Insured	Amount of
Goods covered	Coverage	amounts	coverage
Inventories and property, plant and equipments	Fire, lightning, explosion, windstorm,deterioration of refrigerated products, breakdown of machinery, loss of profit and other
National transport	Road risk and civil liability of cargo carrier	16,819,841	30,000
International transport for exports	-	8,869,161	30,000
International transport for imports	-	8,869,161	30,000

General civil liability for directors and officers	Third party complaints	24,357,229	40,000
Credit	Clients default	3,500,000	80,000

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes
(in thousands of Brazilian Reais)

35. NEW RULES AND PRONOUNCEMENTS NOT ADOPTED

The interpretations and amendments to the rules existent presented below, applicable to the following accounting periods, were published by IASB and its application to the financial statements of the Company to be filed with CVM (the Brazilian Securities Commission) will occur only if there is a Deliberation by that agency, therefore, there was no anticipated adoption of these rules.

IAS 19 - Employee benefits
In June 2011, IASB issued a review of rule IAS 19. The amendment addresses aspects related to the accounting and disclosure of employee benefits. This rule is effective for the fiscal years starting on or after January 1, 2013. The Company is assessing the impacts resulting from the adoption of that amendment to its financial statements.

IAS 1 - Presentation of financial statements
In June 2011, IASB issued a review of rule IAS 1. The amendment addresses aspects related to the disclosure of items from other comprehensive income and creates the need to segregate items that will not be reclassified to the income statement in the future. This rule is effective for the fiscal years starting on or after July 2012. The Company is assessing the impacts resulting from the adoption of that amendment to its financial statements.

IFRS 10 - Consolidated financial statements
In May 2011, IASB issued rule IFRS 10. This rule establishes the principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This rule is effective for the fiscal years starting on or after January 2013. The Company is assessing the impacts resulting from the adoption of that amendment to its financial statements.

IFRS 11 - Joint ventures
In May 2011, IASB issued rule IFRS 11. This rule addresses aspects related to the definition of the accounting treatment for entities with joint control and joint operations. This rule also narrows the use of proportional consolidation to entities with joint operations being accepted only the equity accounting method for entities with joint control. This rule is effective for the fiscal years starting on or after January 2013. The Company is assessing the impacts resulting from the adoption of that amendment to its financial statements.

IFRS 12 - Disclosure of Interests in Other Entities
In May 2011, the IASB issued IFRS 12. IFRS 12 Disclosure of Interests in Other Entities is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 is effective for annual periods beginning on or after January 2013. The Company is assessing the impacts

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes
(in thousands of Brazilian Reais)

of the adoption of these changes of rules on its financial statements.

IFRS 13 – Fair value Measurement
In May 2011 the IASB issued IFRS 13. This rule is a new guidance on fair value measurement and disclosure requirements. IFRS 13 is effective for annual periods beginning on or after January 2013. The Company is assessing the impacts of the adoption of these changes of rules on its financial statements.

IAS 27 - Separate Financial Statements
In May 2011, the IASB issued a revised version of IAS 27 (revised). The changes addresses the aspect related to investments in subsidiaries, joint ventures and associates when the entity is required to present separate financial statements. The amendments are applicable for annual periods beginning on or after January 2013. The Management of the Company does not predict impacts resulting from the adoption of that amendment to its financial statements considering that the Company does no present separate financial statements.

IAS 28 – Investments in associates and joint ventures
In May 2011, the IASB issued a revised version of IAS 28. The objective is to prescribe the accounting for investments in associates and to set out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. The amendments are effective for annual periods beginning on or after January 2013. The Company is assessing the impacts of the adoption of these changes of rules on its financial statements.

IAS 12 - Deferred taxes
In December 2010, IASB issued a review of rule IAS 12. The amendment addresses aspects related to the determination of the expected recovery of the deferred income tax when the ownership of the investment is measured by the model of fair value of IAS 40. This rule is effective for the fiscal years starting on or after January 2012. The Management of the Company does not predict impacts resulting from the adoption of that amendment to its financial statements.

IFRS 9 - financial instruments
In October 2010, IASB issued a review of rule IFRS 9. The amendment to rule IFRS 9 introduced new requirements for the classification and measurement of financial assets. The rule will apply as from January 2013. The company is assessing the effects of the application of that rule and possible differences in relation to IAS 39.

IFRS 7 - transfers of financial assets
In October 2010, IASB a review of rule IFRS 7. This amendment has the objective of adding disclosures that enable users of financial statements to assess the risk of exposure over transfers of financial assets and the effects of these risks on the entity's financial position. This rule is effective for the fiscal years starting on or after July 2011. The Company is assessing the impacts resulting from the adoption of that

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes
(in thousands of Brazilian Reais)

amendment to its financial statements.

Improvements on IFRSs 2010:
In May 2010, IASB issued a review of rules, IFRS 3, IAS 1, IAS 27, IAS 34 and IFRIC 13. The amendment to rule IFRS 3 is effective for the fiscal years starting on/or after July 1, 2010. The other changes to the rules are effective for fiscal years starting on/or after January 1, 2011. The Company is assessing the impacts of the adoption of these changes of rules on its financial statements.

Except for IFRS 3, IAS 27 and IAS 31, which correspond to CPCs 15 (R1), 35 (R1) and 19 (R1) and were already reviewed and approved by CVM on August 4, 2011, CPC has not issued the pronouncements and changes related to the new and reviewed IFRSs presented above. Due to the commitment from CPC and CVM in maintain updated the set of issued rules based on the changes made by IASB, it is expected that such pronouncements and changes will be issued by CPC and approved by CVM until the mandatory application date and that the impacts to the individual financial statements of the Company will be the same as the ones resulted from the adoption of these pronouncements described above.

36.	SUBSEQUENT EVENTS

36.	1 Acquisition of subsidiaries abroad

According to Company’s strategic plan to become a worldwide player on October 3, 2011, through the wholly-owned subsidiary Sadia Alimentos S.A., in Argentina, 70.7% of interest in Avex S.A. (“Avex”) was acquired, and through this subsidiary the 100% interest in Flora Danica S.A. and its subsidiaries Flora San Luis S.A. and GB Dan S.A. (“Danica group”). These acquisitions were made with the purpose of strengthen BRF’s brands in Mercosul , enlarging products portfolio and providing access to Argentinean market and increase export platform.

Avex is a Company located in Rio Cuarto, Córdoba, engaged in the poultry production as well as chilled and frozen chicken sold as a whole and in cut. In 2010, Avex total gross sales were US$66.8 million, from this amount 70% were sales in the domestic market, reaching 41.5 thousand tons. Avex has 494 employees. Avex is the sixth-largest player in the Argentinean poultry domestic market. The total productive capacity is presented below:

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes
(in thousands of Brazilian Reais)

Activity	Location	Productive capacity
Poultry slaughtering	Rio Cuarto, Córdoba	750 thousand heads per week
Animal feed industry	Juarez Celman, Córdoba	40 tons per hour
Incubator	General Deheza, Córdoba	758,8 thousand eggs per week
Termination poultry farm	Rio Cuarto, Córdoba	-

Avex was acquired for the amount of R$104,885, the preliminary goodwill generated in the business combination corresponds to R$77,040 and was determined as follow:

Acquisition price	104,885
Shareholders’ equity on September 30, 2011	39,385
% acquired of the shareholders’ equity	70.7%
Shareholders’ equity acquired	27,845
Preliminary goodwill	77,040

The primary reason that support the goodwill originated in this business combination was the expectation of future profitability and the possibility to expand the Company’s businesses in the Argentinean market.

Danica group has very wide distribution structure for dry, refrigerated and frozen products which includes exporting to Cone Sul and the development of products to Food Service segment. Danica group is the leader in the margarine market (62%) and the second mainly player in sauces (20%). The group operates with the following brands: Danica, Manterina, Vegetalina, Danifesta and Primor. The group has 689 employees. The group’s headquarter is in Buenos Aires.

Activity	Location	Productive capacity
Margarines and oils	Llavallo, Buenos Aires	4,000 tons per month
Sauces and mayonnaise	Villa Mercades, San Luis	6,000 tons per month
Pastas and pastries	Avellaneda	350 tons per month

Danica group was acquired for the amount of R$83,448, the preliminary goodwill generated in xc the business combination corresponds to R$56,090 and was determined as follow:

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes
(in thousands of Brazilian Reais)

Acquisition price	83,448
Shareholders’ equity on September 30, 2011	27,358
% acquired of the shareholders’ equity	100%
Shareholders’ equity acquired	27,358
Preliminary goodwill	56,090

The primary reason that support the goodwill originated in this business combination was the relevance of the acquired brands and the distribution chain.

36.2 Insurance claim in Brasilia, Distrito Federal plant

On October 19, 2011, a insurance claim related to fire in the sausages production facility occurred, located in Brasilia, Distrito Federal, other facilities within the plant were not affected. The total of damaged assets are estimated in R$13,000, which are completely covered through an insurance police, the insurance coverage is sufficient to cover the material damaged occurred.

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes
(in thousands of Brazilian Reais)

37. APPROVAL OF THE QUARTERLY FINANCIAL INFORMATION

The quarterly financial information was approved and its disclosure authorized by the Board of Directors on October 27, 2011.

BOARD OF DIRECTORS

Chairman Vice-Chairman Board Members Board Members Board Members Board Members Board Members Board Members Board Members Board Members

Nildemar Secches
Paulo Assunção de Souza
Allan Simões Toledo
Décio da Silva
José Carlos Reis Magalhães Neto
Luis Carlos Fernandes Afonso
Luiz Fernando Furlan
Manoel Cordeiro da Silva Filho
Pedro de Andrade Faria
Walter Fontana Filho

FISCAL COUNCIL

Chairman and Financial Specialist Committee Members Committee Members	Attílio Guaspari Decio Magno Andrade Stochiero Manuela Cristina Lemos Marçal

BOARD OF EXECUTIVE OFFICERS

Chief Executive Officer
Vice President of Finance, Administration and Investor Relations
Vice President of Strategy and M&A
Vice President of Human Resources
Vice President of Operations and Technology
Vice President of Foreign Market
Vice President of Local Market
Vice President of Dairy Operations
Vice President of Food Service
Vice President of Supply Chain
Vice President of Corporate Affairs

José Antônio do Prado Fay
Leopoldo Viriato Saboya
Nelson Vas Hacklauer
Gilberto Antônio Orsato
Nilvo Mittanck
Antônio Augusto de Toni
José Eduardo Cabral Mauro
Fábio Medeiros M. da Silva
Ely David Mizrahi
Luiz Henrique Lissoni
Wilson Newton de Mello Neto

Marcos Roberto Badollato
Controller

Renata Bandeira Gomes do Nascimento
Accountant - CRC 1SP 215231/O-3

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

Other Relevant Information
BREAKDOWN OF THE CAPITAL BY OWNER

The shareholding position of the largest shareholders, management, members of the Board of Directors and Fiscal Council of the Company is presented below:

		09.30.11		09.30.10
Shareholders	Quantity	%	Quantity	%
Main shareholders
Shareholders' that take part of voting agreement	244,217,326	27.99	246,225,754	28.22
Tarpon	69,988,490	8.02	43,773,390	5.02
Management
Board of directors	11,999,686	1.38	14,563,392	1.67
Executives	104,432	0.01	646	-
Treasury shares	3,139,512	0.36	781,172	0.09
Other	543,023,800	62.24	567,128,892	65.00
	872,473,246	100.00	872,473,246	100.00

The shareholding position of the controlling shareholders that belong to the voting agreement and/or holders of more than 5% of the voting stock is presented below (not reviewed):

		09.30.11		09.30.10
Shareholders	Quantity	%	Quantity	%
Caixa de Previd. dos Func. Do Banco do Brasil (1)	111,232,618	12.75	112,160,642	12.86
Fundação Petrobrás de Seguridade Social - Petros (1)	89,201,182	10.22	87,560,126	10.04
Fundação Sistel de Seguridade Social (1)	12,256,832	1.40	13,293,612	1.52
Fundação Vale do Rio Doce de Seg. Social - Valia (1)	25,003,490	2.87	25,998,170	2.98
FPRV1 Sabiá FIM Previdenciário (2)	6,523,204	0.75	7,213,204	0.83
Tarpon	69,988,490	8.02	43,773,390	5.02
	314,205,816	36.01	289,999,144	33.24
Other	558,267,430	63.99	582,474,102	66.76
	872,473,246	100.00	872,473,246	100.00

(1) The pension funds are controlled by employees that participate in the respective companies.
(2) Investment fund held solely by the Fundação de Assistência e Previdência Social of BNDES-FAPES. The shares of common stock currently held by this fund are tied to the voting agreement signed by the Pension Funds.

The Company is associated with the arbitration of the Arbitration Chamber of the Market, according to the Arbitration Clause inserted in its Bylaws.

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

INDEPENDENT AUDITOR’S REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Board of Directors and Shareholders
BRF - Brasil Foods S.A.
Itajaí - SC

Introduction

We have reviewed the individual and consolidated interim financial information of BRF -Brasil Foods S.A. (“the Company”) included in the Quarterly Financial Information referring to the quarter ended September 30, 2011, comprising the balance sheet as of September 30, 2011 and the statements of income and comprehensive income for the three and nine month periods then ended and changes in shareholders’ equity and cash flows for the nine month period then ended, including the explanatory notes.

Management is responsible for the preparation and fair presentation of these individual interim financial information in accordance with Committee for Accounting Pronouncements CPC 21 - Interim Financial Statements and the consolidated interim financial information in accordance with CPC 21 and the international standard IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board -IASB, and presented in a manner consistent with the rules of the Brazilian Securities and Exchange Commission applicable to the preparation of Quarterly Financial Information. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of Review

We conducted our review in accordance with the Brazilian and International Standards on interim reviews (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the consolidated quarterly financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information included in the Quarterly Financial Information described above were not prepared, in all material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of the Quarterly Financial Information and presented in a manner consistent with the rules of the CVM.

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

INDEPENDENT AUDITOR’S REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

Emphasis of matters

Approval of Sadia S.A.’s business combination

As mentioned in note 1.2, on July 13, 2011, the Administrative Council for Economic Defense ("CADE") approved the business combination between the Company and Sadia S.A., and revoked the Agreement to Preserve Reversibility and Operation ("APRO ") signed on July 8, 2009. This approval is subject to compliance with the obligations assumed by the Company in the Term Performance Commitment ("TCD") between the Company and CADE on the same date that also contemplates the imposition of penalties for noncompliance with the disposals. Our conclusion does not contain any qualification relating to this matter.

Other matters

Statements of value added

We also reviewed the individual and consolidated statement of value added (DVA), for the nine month period ended September 30, 2011 prepared under management’s responsibility, for which the disclosure is required by Brazilian corporation laws applicable to publicly-held companies and is an additional information for the IFRS which does not require this disclosure. These statements were submitted to the same review procedures previously described and, based on our review, nothing has come to our attention that would lead us to believe that they have not been prepared, in all its material respects, in accordance with the Quarterly Financial Information taken as whole.

The accompanying financial information has been translated into English for the convenience of readers outside Brazil.

São Paulo, October 27, 2011

KPMG Auditores Independentes
CRC SC-000071/F-8

Danilo Siman Simões
Accountant CRC MG-058180/O-2 S-SC

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

OPINION OF THE FISCAL COUNCIL

The Fiscal Council of BRF - Brasil Foods S.A., in fulfilling its statutory and corporate functions, examined:

(i)	the special report issued without restrictions by KPMG Auditores Independentes;
(ii)	the Report of Management; and
(iii)	the quarterly financial information (parent company and consolidated) for the nine month period ended on September 30, 2011 .

Based on the documents examined and on the explanations provided, the members of the Fiscal Council, undersigned, issued an opinion for the approval of the quarterly financial information identified above.

São Paulo, October 27, 2011.

Attílio Guaspari
Chairman and Financial Expert

Decio Magno Andrade Stochiero
Committee Member

Manuela Cristina Lemos Marçal
Committee Member

ITR – Quarterly Information – September 30, 2011 – BRF – BRASIL FOODS S.A.

STATEMENT OF EXECUTIVE BOARD ON THE QUARTERLY INFORMATION

In compliance with the dispositions of sections V and VI of article 25 of CVM

Instruction No. 480/09, the executive board of BRF - Foods Brasil SA, states:

(i)	reviewed, discussed and agreed with the Company's quarterly financial statement for the nine month period ended on September 30, 2011; and
(ii)

reviewed, discussed and agreed with opinions expressed by the KPMG’s opinion of independent accountant for the Company's quarterly financial information for the nine month period ended on September 30, 2011.

São Paulo, October 27, 2011.

José Antônio do Prado Fay
Chief Executive Officer Director

Leopoldo Viriato Saboya

Chief Financial, Administrative and IR Officer

Nelson Vas Hacklauer
Strategy and M&A Executive Officer

Gilberto Antônio Orsatto
Human Resources Executive Officer

Nilvo Mittanck

Operations and Technology Executive Officer

Antônio Augusto de Toni
Export Market Executive Officer

José Eduardo Cabral Mauro
Local Market Executive Officer

Fábio Medeiros Martins da Silva

Dairy Product Operations Executive Officer

Ely David Mizrahi
Food Service Executive Officer

Luiz Henrique Lissoni
Supply Chain Executive Officer

Wilson Newton de Mello Neto
Corporate Affairs Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   October 28, 2011

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director